Exhibit 99.3

Catalyst

taking the initiative

2007 ANNUAL REPORT

Catalyst Paper Corporation is a leading producer of mechanical printing papers in North America, headquartered in Richmond, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing approximately 3,000 people at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

1	Highlights
2	President’s message
5	Management’s discussion and analysis
63	Consolidated financial statements
112	Supplementary information
118	Corporate information

For more information on Catalyst’s products, mills and governance visit www.catalystpaper.com/aboutus

2007 ANNUAL REPORT	1

HIGHLIGHTS

taking the initiative

2007 was a year in which Catalyst took the initiative – both to address its cost structure in the short term, and to secure a strategically differentiated marketplace position in the longer term.

Financials

(In millions of dollars, except where otherwise stated)	2007	2006	2005

Sales	$1,714.6	$ 1,882.5	$ 1,823.9
EBITDA [1]	27.0	211.0	155.2
EBITDA before specific items [1]	116.7	211.0	161.9
Operating earnings (loss)	(149.4)	3.9	(25.1)
Net earnings (loss)	(31.6)	(15.9)	(25.6)
Net earnings (loss) before specific items [1]	(89.3)	(25.0)	(64.6)
Cash flows provided by operations	(2.7)	127.2	60.7
Total debt [2]	785.8	860.5	867.3
Total assets	2,453.4	2,637.7	2,695.9
Capital expenditures	85.8	93.2	95.2
Performance improvements	81.2	74.0	84.0
Average spot foreign exchange rate US$/C$ [3]	0.930	0.882	0.825
Period-end spot foreign exchange rate US$/C$ [4]	1.012	0.858	0.858

Operations	2007	2006	2005

Production [5]
Specialty paper	1,055	984	949
Newsprint	473	704	700
Pulp	602	624	591
Safety
Medical incident rate [6]	3.67	3.62	3.03
Lost-time injury frequency [7]	2.00	1.39	1.21
Number of employees [8]	3,038	3,673	3,781
Greenhouse gas emissions [9]	431	415	399

1          EBITDA, EBITDA before specific items, and net earnings (loss) before specific items are non-GAAP measures.
Refer to section 9, “Non-GAAP measures” for further details.

2          Total debt comprises long-term debt, including current portion.

3          Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

4          Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

5          Thousands of tonnes.

6          Number of medical incidents per 200,000 hours worked.

7          Number of lost-time injuries per 200,000 hours worked.

8          Employee figures for 2006-2007 are as of January 1 (2007 and 2008, respectively) to account for acquisition and restructuring impacts.

9          Thousands of tonnes CO2e/year.

2	2007 ANNUAL REPORT

PRESIDENT’S MESSAGE

to our shareholders

Catalyst Paper achieved significant performance improvements in 2007, but gains were outweighed by the negative impacts of escalating currency appreciation, fibre cost increases, the coastal fibre strike and other challenging business conditions. As a result, we ended the year with an operating loss.

We took decisive steps in 2007 to reduce our cost structure and improve our grade profitability; even so we ended the year with a net loss of $31.6 million, or $0.15 per common share, on sales of $1,714.6 million. This compares with a net loss in 2006 of $15.9 million, or $0.07 per common share, on sales of $1,882.5 million.

Operating loss in 2007 was $149.4 million, compared with operating earnings of $3.9 million in 2006. The decline in earnings was primarily due to higher fibre costs, weaker paper prices, and stronger Canadian currency; as well as reflecting one-time restructuring costs which are expected to substantially lower future manufacturing expenses. These combined factors resulted in earnings before interest, taxes, depreciation and amortization (EBITDA) of $27 million in 2007, down from $211 million in 2006.

The business climate

Rising input costs, especially for virgin fibre, were one of four major business challenges in 2007. First, sawmill production was curtailed as a result of a 13-week strike in the British Columbia coastal forest industry, causing both a drop in availability and an increase in prices. The strike forced production curtailments of nearly 161,000 tonnes and reduced EBITDA by some $25 million.

Second, fibre costs were $78 million higher than in 2006 due to tight supply, adverse weather conditions, fuel surcharges and sawmill production curtailment.

Third, our results were affected by the strong appreciation of the Canadian dollar as it reached levels, relative to the U.S. dollar, that have not been seen in more than half a century.

Our fourth major challenge in 2007 was weak market conditions for paper. This netted to lower transaction prices for all our grades except directory, even though pricing gained momentum late in the year. The general weakness of paper markets was only partly balanced by the continuing strength of the pulp markets.

Tightening supply for coated grades supported price increases in the latter part of 2007, but still left average prices for the year below 2006 levels. Demand for uncoated grades was on balance flat, with soft pricing through most of the year. Directory demand was steady and average prices were up. Declining newsprint consumption in the U.S. market drove prices down, although announced capacity closures and west coast production curtailments supported our price increase announcements of $85 per tonne since November 2007.

Taking the initiative

Once again people throughout Catalyst delivered on a range of cost reduction and performance improvements in 2007 that resulted in $81 million in year-over-year realized improvements.

During 2007, we implemented a broad restructuring which reduced our total employment by 15 per cent, or more than 550 positions, and brought workforce levels closer to competitive benchmarks in the industry. We also moved our head office and consolidated certain mill support functions to achieve cost savings and efficiencies.

All of these initiatives were completed by year-end and while they resulted in restructuring costs of $58.3 million in 2007, related mainly to severance, we expect to realize annualized savings of approximately $67 million going forward.

Beyond workforce-related improvements, savings were achieved through product and customer optimization and in chemical and energy costs.

2007 ANNUAL REPORT	3

We continued during 2007 to strengthen our position as a preferred supplier of specialty mechanical grades and optimized production of higher gloss and super-bright lines with the potential for improved margins and stronger customer relationships.

Grade and product-optimization contributed $21 million in EBITDA improvement in 2007. We also introduced our Catalyst Cooled paper which is manufactured with no net increase of carbon emissions to the atmosphere. This initiative places us at the forefront of manufacturing-sector efforts to translate environmental performance into clear marketplace differentiation.

Capital expenditures

We concluded in 2007 a five-year period of significant capital expenditures, largely to enable a shift to higher-margin products while at the same time reducing unit costs and improving environmental performance.

Total capital expenditures were $85.8 million in 2007 with spending largely focused on high-return projects that provide product-quality benefits. 2008 capital spending is expected to return to a maintenance-of-business level in the range of $35 million.

Outlook for 2008

In mid-February 2008, we were pleased to make two announcements with a significant bearing on the current outlook. The first was a definitive agreement (subject to various customary conditions) to acquire a low-cost recycled newsprint mill in Arizona – the first expansion of Catalyst’s manufacturing base beyond Canada. The second was a $12 million capital upgrade at Port Alberni which, combined with a landmark labour agreement with union locals, enables the restart of the No. 4 directory paper machine indefinitely idled since September 1, 2007. This will return the mill to a two-machine operation with a significantly improved cost structure.

We anticipate that 2008 will remain a challenging year for the forest products sector. Early indications are that U.S. economic contraction could affect demand; however capacity rationalization is expected to cushion the impact on our sector. On the input side, we expect constraints on fibre supply to continue as sawmills adjust to weak housing markets. While our long-term wood fibre contracts and internal recycle capacity allow reasonable security of furnish, additional fibre-related production curtailments are likely.

Safety is a key performance metric at Catalyst. Results in 2007 were disappointing and we will sharpen our focus on safety in all work practices across our mills in 2008.

The coming year also promises to be a pivotal one for climate change-related regulatory efforts at various levels of government and in mid-February, the British Columbia government announced a carbon tax to take effect July 1, 2008, subject to approval by the legislature. The tax will apply to virtually all fossil fuels, including gasoline, diesel, natural gas, coal, propane, and home heating fuel – making it among the broadest and most comprehensive in the world. With operational expertise in emissions tracking, reporting, and early action on carbon reductions, Catalyst is prepared to address emerging requirements and potential business risks and opportunities.

Finally, the cost and performance discipline that we demonstrated in 2007 will continue to be our core strengths in 2008. We will also remain focused on social and environmental indicators and performance as a key means of supporting improved financial results.

Richard Garneau

President and Chief Executive Officer

February 13, 2008

4	2007 ANNUAL REPORT

CONTENTS

1.      Overview and highlights    6

2.      Segmented results – annual    20

3.      Segmented results – quarterly    27

4.      Financial condition    35

5.      Liquidity and capital resources    36

6.      Related party transactions    42

7.      Off-balance sheet arrangements    42

8.      Summary of quarterly results    43

9.      Non-GAAP measures    44

10.    Critical accounting policies and estimates    49

11.    Changes in accounting policies    53

12.    Impact of accounting pronouncements affecting future periods    54

13.    Risks and uncertainties    54

14.    Sensitivity analysis    59

15.    Outlook    60

16.    Disclosure controls and internal control over financial reporting    62

17.    Outstanding share data    62

2007 ANNUAL REPORT	5

MANAGEMENT’S DISCUSSION & ANALYSIS

The following management discussion and analysis (“MD&A”) of Catalyst Paper Corporation (the “Company”) should be read in conjunction with the consolidated financial statements for the years ended December 31, 2007, 2006, and 2005, and the notes thereto.

Throughout this discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses, EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items, and free cash flow. Management believes these measures are useful to evaluate the performance of the Company and its business segments. As Canadian Generally Accepted Accounting Principles (“GAAP”) do not define a method of calculating these measures, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. The definition, calculation, and reconciliation of these non-GAAP measures is provided in Section 9: “Non-GAAP measures”.

In accordance with industry practice, in this MD&A, the term “tonne” or the symbol “MT” refers to a metric tonne and the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CDN$”. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this report is as at February 13, 2008, which is the date of filing in conjunction with the Company’s press release announcing its results for the fourth quarter and twelve months ended December 31, 2007. Disclosure contained in this document is current to that date, unless otherwise stated.

Cautionary statement regarding forward-looking statements

This MD&A contains forward-looking statements. Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof. These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances. Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them. A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including the general economic conditions in the U.S., Canada and internationally, market conditions and demand for the Company’s products, the outlook for inventories, production and pricing, the Company’s ability to successfully obtain performance improvements and cost savings from its cost reduction initiatives, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials or energy, the implementation of environmental legislation requiring capital for operational changes, the Company’s ability to obtain financing and other factors beyond the Company’s control. Additional information concerning these and other factors can be found in Section 13 of this MD&A under the heading “Risks and uncertainties”. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

MANAGEMENT’S DISCUSSION AND ANALYSIS

6	2007 ANNUAL REPORT

1. Overview and highlights

Overview of the business

Catalyst is a leading producer of specialty printing papers and newsprint in North America. The Company also produces market kraft pulp and white top containerboard and owns Western Canada’s largest paper recycling facility. With five mills located within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2,403,000 tonnes of product. The Company is headquartered in Richmond, B.C.

The Company is the largest producer of specialty printing papers and newsprint in Western North America. Catalyst’s specialty printing papers include lightweight coated, uncoated mechanical papers (soft-calendered and machine-finished hi-brites and super-brites) and directory paper. The Company is one of the largest producers of directory paper in the world and the only producer of lightweight coated paper in Western North America.

The Company’s business is comprised of three business segments: specialty paper, newsprint, and pulp. The split of production capacity between the three business segments is as follows:

Business segments (% tonnes)

Specialty paper

The specialty paper segment consists of lightweight coated (“LWC”), uncoated mechanical papers such as soft-calendered (“SC”) and machine-finished (“MF”) hi-brites and super-brites, and directory. These specialty printing paper grades are manufactured on ten1 paper machines in British Columbia at Crofton, Elk Falls, Port Alberni and Powell River. The specialty paper business segment has a total production capacity of 1,123,000 tonnes.

Specialty paper represents the Company’s largest business segment, generating 54% of 2007 consolidated sales revenue. The Company’s customer base consists primarily of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers. Specialty printing paper products are sold primarily through the Company’s sales and marketing personnel in North America, and through distributors and agents in other geographic markets. In 2007, 90% of specialty paper sales volumes were with customers in North America. Specialty paper is shipped by ship, barge, rail or truck, or by a combination of some or all of these transportation modes.

Newsprint

Newsprint is currently manufactured on five1 paper machines at Crofton, Elk Falls and Powell River. The newsprint business segment has a total annual production capacity of 606,000 tonnes. Effective September 1, 2007 the Port Alberni No. 4 paper machine (“A4”) was indefinitely idled, displacing 134,000 tonnes of newsprint on a 45.0 g/m2 basis.

1                   The Company has 11 paper machines. The number of machines noted in the segments above reflects the ability of the Company’s machines to switch between newsprint and specialty paper grades.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	7

Newsprint sales generated 20% of 2007 consolidated sales revenue. The newsprint customer base consists primarily of newsprint publishers located in Western and Central North America and in Asia. In 2007, 82% of newsprint sales volumes were with customers in North America, Asia and Australasia. Newsprint is shipped overseas by deep-sea vessel and inland by ship, barge, rail or truck, or by a combination of some or all of these transportation modes.

Pulp

The pulp segment consists of Northern Bleached Softwood Kraft (“NBSK”) pulp manufactured at the Crofton mill and sawdust-based pulp and containerboard manufactured at the Elk Falls mill. The pulp business segment has a total market production capacity of 674,000 tonnes.

Pulp and containerboard sales generated 26% of 2007 consolidated sales revenue. The pulp customer base is located primarily in Europe and Asia and includes producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products. The containerboard customer base consists primarily of corrugated box manufacturers. Pulp and containerboard products are sold primarily through sales and marketing personnel in Canada, and through a network of agents in locations throughout the world. In 2007, 79% of pulp and containerboard sales volumes were with customers in Europe, Asia and Australasia. The Crofton and Elk Falls pulp mills are located on tidewater and have deep-sea vessel loading facilities. Pulp and containerboard are shipped by both break-bulk and container deep-sea vessels.

The Company also owns the largest paper recycling facility in Western Canada. Operated in support of the business segments described above, the recycling facility has an annual production capacity of 175,000 air-dried equivalent tonnes of pulp per year, the majority of which is consumed internally.

The chart below illustrates the Company’s principal paper and pulp products, their applications, and annual 2008 production capacity:

Product profile
Segment	Specialty paper				Newsprint	Pulp
Uncoated mechanical

	Soft-	Machine-	Lightweight			Container-	Market
Category	calendered	finished	coated	Directory	Newsprint	board	pulp

Brand names	Electrasoft	Electrabrite	Electracote	Catalyst	Marathon	Silverliner	Elk Prime
	Electracal	Electrastar				Platinumliner	Crofton
	Electraprime					Chromiumliner	Kraft
Bronzeliner

Basis weight
(g/m2)	45 – 52	45 – 66.5	44.4 – 63.6	28 – 40	43 – 48.8	127 – 270	n/a

Applications	magazines,	magazines,	magazines,	telephone	newspapers,	packaging	tissue,
	supplements,	supplements,	catalogues,	books,	inserts, flyers,	applications	freesheet,
	catalogues,	inserts, flyers,	inserts, flyers,	airline	supplements,		specialty
	inserts, flyers,	direct mail, PR	direct mail	schedules,	directories,		paper,
	direct mail,	and corporate		catalogues	timetables		white-top
	directories	communication					linerboard
books/manuals
Total capacity
(tonnes)	540,000 [1]		231,000	352,000 [1]	606,000 [1,2]	131,000	543,000

% of total
Capacity	22%		10%	15%	25%	5%	23%

1	Capacities expressed in the above table can vary as the Company is able to switch production between products – particularly newsprint, directory and machine-finished uncoated grades.
2

The Company indefinitely curtailed A4 effective September 1, 2007, displacing the equivalent of 134,000 tonnes of the Company’s annual newsprint production. The capacity noted in the table above has not been adjusted to reflect this indefinite curtailment.

MANAGEMENT’S DISCUSSION AND ANALYSIS

8	2007 ANNUAL REPORT

The Chart below illustrates the annual 2008 production capacity by mill and product line:

Capacity by mill location and product line
		Specialty paper			Newsprint	Pulp

	Number
	of paper	Uncoated	Lightweight			Container-	Market
Mill location	machines	mechanical	coated	Directory	Newsprint	board	pulp

Crofton, B.C.	3	–	–	246,000	150,000	–	343,000

Elk Falls, B.C.	3	153,000	–	–	373,000	131,000	200,000

Port Alberni, B.C.	2 [2]	–	231,000	106,000	–	–	–

Powell River, B.C.	3	387,000	–	–	83,000	–	–

Total capacity (tonnes)		540,000 [1]	231,000	352,000 [1]	606,000 [1,2]	131,000	543,000

1	Capacities expressed in the above table can vary as the Company is able to switch production between products – particularly newsprint, directory and machine-finished uncoated grades.
2

The Company indefinitely curtailed A4 effective September 1, 2007, displacing the equivalent of 134,000 tonnes of the Company’s annual newsprint production. The capacity and number of machines noted in the table above have not been adjusted to reflect this indefinite curtailment.

Geographic sales distribution

The Company’s products are sold on five continents. At 62% of sales, the North American market continues to be the Company’s principal market, and is followed in significance by Asia and Australasia, Latin America, and Europe. The consolidated sales volume distribution for 2007 was as follows:

2007 geographic sales distribution – total (% tonnes)

The paper sales volume distribution for 2007 was as follows:

2007 geographic sales distribution – paper (% tonnes)

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	9

The pulp sales volume distribution for 2007 was as follows:

2007 geographic sales distribution – pulp (% tonnes)

2007 annual overview

After four consecutive years of improvement in operating earnings, 2007 was a particularly challenging environment for the Company, resulting in the Company’s earnings declining versus their prior year. A Canadian dollar that reached 50 year record highs against the U.S. dollar in 2007, a price downcycle for most of our paper products, a constrained fibre supply, and the impact of a strike further affecting coastal fibre supply in the third and fourth quarters, all combined to create significant headwinds. However, on the positive side pulp prices increased rapidly during the year and towards the end of the year most groundwood paper products started to see positive price momentum. In addition, the Company took action to improve profitability through the indefinite closure of newsprint capacity and the reduction of approximately 15% of the workforce through the Company’s restructuring program, which contributed the largest part of another successful Performance Improvement Program that delivered $81 million of benefit to operating earnings and EBITDA in 2007.

The Company recorded a net loss of $31.6 million, compared to a net loss of $15.9 million in 2006. EBITDA was $27.0 million, compared to $211.0 million in 2006. The Company’s results in 2007 included restructuring and change-of-control costs of $64.7 million and were also negatively impacted by $25.0 million related to a disruption in fibre supply resulting from the United Steelworkers of Canada union (“USW”) work stoppage. EBITDA before these specific items was $116.7 million, compared to $211.0 million in 2006.

Restructuring initiatives and change-of-control

The Company announced and implemented, in phases during 2007, a restructuring program to eliminate approximately 565 positions across the Company, relocate the corporate office, and centralize certain mill administrative functions. This program was substantially completed during the year and is expected to deliver total annualized cost savings of approximately $67 million. In 2007, total restructuring costs for this program were $58.3 million, including $3.0 million of capital expenditures.

The Company indefinitely curtailed operations of A4 on September 1, 2007. Production of directory paper made on A4 was moved to Crofton and displaced the equivalent of 134,000 tonnes per year of the Company’s least profitable newsprint business. The curtailment also reduced the Company’s highest cost fibre and power requirements.

Significant management changes occurred during 2007. Richard Garneau joined the Company as the President and Chief Executive Officer and David Smales, formerly Vice-President of Strategy, was appointed Vice-President, Finance and Chief Financial Officer replacing former President and Chief Executive Officer and former Vice-President, Finance and Chief Financial Officer, respectively, after they exercised their rights

MANAGEMENT’S DISCUSSION AND ANALYSIS

10	2007 ANNUAL REPORT

under change-of-control agreements and left the Company during the first quarter of 2007. The Company recorded $8.3 million in severance, pension-benefit and stock-compensation expenses related to these change-of-control agreements plus $1.1 million relating to certain employee retention agreements.

Performance improvements

The Company continued to deliver on its performance improvement objectives, including the restructuring program, and realized a year-over-year operating earnings and EBITDA increase of $81 million from performance improvements. A discussion of the 2007 Performance Improvement Program’s results is provided under “Progress on 2007 Strategic Initiatives” in Section, “Strategy”.

Canadian dollar

The majority of the Company’s sales are denominated in U.S. dollars. As a result, the strengthening Canadian dollar, which reached its highest value against the U.S. dollar in more than 50 years during 2007, had a significant negative impact on the Company’s operating earnings for the year. The average spot rate for 2007 was US$0.930 compared to US$0.882 for 2006 and US$0.825 for 2005. Despite the mitigation provided by the Company’s hedging program, the currency movement in 2007 reduced EBITDA by $48 million when compared to 2006.

The chart below illustrates the movement of the US$/CDN$ spot rate over the past six years:

US$/CDN$ average spot rate

(Source: Bank of Canada noon spot rate)

Product demand and pricing

Market conditions for the Company’s products were mixed in 2007.

Coated mechanical demand was higher in the year largely due to substitution of coated mechanical grades for coated woodfree. Supply in the coated market tightened late in 2007, primarily due to significant North American mill closures in the latter half of the year combined with lower mill inventories. These factors led to improving LWC prices in the second half of the year. In December 2007, the Company announced a third consecutive US$60 per ton price increase for its LWC paper grades, bringing the total announced increases by the end of the year to $180 per ton since July 1, 2007. Despite the recent upward pricing momentum, the average LWC benchmark price was 6% lower in 2007, compared to 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	11

Overall uncoated mechanical demand remained flat. The increased demand for high-gloss grades offset the decrease in demand for standard grades. Prices softened during the first half of the year, but started to reverse in the fourth quarter. The average soft-calendered A grade
(“SC-A”) benchmark price was 4% lower than the previous year.

After robust growth in 2006, directory demand was steady in 2007 due to slower growth in the number of independent books printed and flat total page and book circulation for incumbent publishers. The average directory benchmark price was 3% higher than in 2006.

Newsprint demand continued to weaken at a significant rate during 2007, leading to an average newsprint benchmark price decrease of 11% from 2006. Prices began to stabilize late in the year as capacity closures reduced supply and a US$25 per tonne price increase was implemented in December 2007 in the U.S.

Pulp demand continued to be strong in 2007. The combination of strong demand and tight supply resulted in US$ prices increasing to their highest level since 1995. The average NBSK benchmark price in 2007 was 17% higher than in 2006.

For containerboard markets, supply and demand remained in balance, with low inventory and healthy export levels despite flat demand. The 2007 benchmark price was 4% higher than in 2006.

Fibre costs and supply

A combination of factors made 2007 a difficult year with respect to fibre supply. Coming into 2007 low inventory levels throughout the fibre supply chain, due to lower log volume harvested in the fourth quarter of 2006, was made more challenging by continued poor weather in Q1, 2007. This resulted in higher fibre prices in the first half of the year. Although harvesting conditions returned to normal by mid-2007, the three month USW strike that began in late July and reduced sawmill activity as a result of poor market conditions for lumber kept fibre prices high all year. Overall, increased fibre costs and the total impact of the USW strike had a negative impact of $103 million on EBITDA in 2007 when compared to 2006.

Fibre lost to Catalyst during the USW strike was 284,000 bone dry tonnes, although the impact was partially mitigated through higher than expected logging activity and increased supply from other suppliers. This loss of fibre led to production curtailments in the third and fourth quarters of 106,100 tonnes of paper and 44,200 tonnes of pulp and containerboard at the Elk Falls mill; and 10,500 tonnes of pulp at the Crofton mill.

Liquidity and capital assets

The Company’s available liquidity was $241 million at the end of 2007, compared to $324 million at the end of 2006. Of the $83 million decrease, $41 million was due to a reduction in borrowing base on the Company’s revolving operating facility as a result of lower accounts receivable and inventory following curtailment related to the reduced fibre availability in Q4, and the indefinite closure of A4 in September, 2007. Lower EBITDA, in large part due to restructuring and change-of-control costs and the impact of the USW strike, further reduced the Company’s liquidity.

In September 2007, the Company sold the Port Alberni No. 3 (“A3”) paper machine and ancillary assets. The Company received proceeds of $1.3 million and recorded a loss on disposal of $7.5 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS

12	2007 ANNUAL REPORT

2007 highlights

•      Realized year-over-year operating earnings and EBITDA benefits of $81 million from the Company’s 2007 Performance Improvement Program, of which $29 million was related to workforce reductions.

•      Implemented a restructuring program which is expected to deliver annualized cost savings of approximately $67 million through:

•     total workforce reductions of 565;

•      relocation of the corporate office from Vancouver, B.C. to lower cost premises in Richmond, B.C.; and

•      centralization of certain mill administrative functions in Nanaimo, B.C.

•      Indefinitely curtailed A4, displacing 134,000 tonnes of the Company’s least profitable newsprint production.

•      Made high-return capital investments totalling $56.5 million, including $8.1 million to facilitate receipt of de-inked pulp (“DIP”) in more efficient crumb form at the Crofton mill.

•      Received a national energy efficiency stewardship award from CIPEC, an organization founded by the federal government in conjunction with business, to promote energy efficiency.

•      Recognized for environmental and social responsibility programs including:

•      Launched Catalyst Cooled, a product line whose manufacture results in no net carbon emissions – on which Rolling Stone magazine prints and for which the Company received the Metafore Innovation Award in the products category.

•      Recognized as the only forest-products company on the Conference Board of Canada’s Carbon Disclosure Leadership Index (CDLI), in recognition of transparency regarding emissions and reduction efforts.

•      Received – “Gift to the Earth” recognition from the WWF, in connection with the conservation and management agreement reached for the Great Bear Rainforest.

•      Recognized by the United Way (BC Lower Mainland) for 15 consecutive years of “gold level” employee giving, calculated as 80% of an organization’s one-day payroll.

•      Received the Canadian Institute of Chartered Accountants award of excellence for financial and corporate reporting in the forest products category.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	13

Selected annual financial information

(In millions of dollars, except where otherwise stated)	2007	2006	2005

Sales	$1,714.6	$1,882.5	$1,823.9
Operating earnings (loss)	(149.4)	3.9	(25.1)
EBITDA [1]	27.0	211.0	155.2
EBITDA before specific items [1]	116.7	211.0	161.9
Net earnings (loss)	(31.6)	(15.9)	(25.6)
Net earnings (loss) before specific items [1]	(89.3)	(25.0)	(64.6)
Total assets	2,453.4	2,637.7	2,695.9
Total long-term liabilities	1,195.4	1,338.6	1,396.8

EBITDA margin[1,2]	1.6%	11.2%	8.5%
EBITDA margin before specific items [1,2]	6.5%	11.2%	8.9%
Net earnings (loss) per share (in dollars) – basic and diluted	$(0.15)	$(0.07)	$(0.12)
Net earnings (loss) per share before specific items (in dollars) – basic and diluted [1]	(0.42)	(0.12)	(0.30)
Sales (000 tonnes)
Specialty paper	1,054.8	990.2	942.9
Newsprint	496.3	699.1	707.1
Total paper	1,551.1	1,689.3	1,650.0
Pulp	603.2	626.2	603.0
Total sales	2,154.3	2,315.5	2,253.0
Production (000 tonnes)
Specialty paper	1,055.4	983.7	949.3
Newsprint	472.8	703.7	699.5
Total paper	1,528.2	1,687.4	1,648.8
Pulp	601.8	624.3	590.9
Total production	2,130.0	2,311.7	2,239.7
US$/CDN$ foreign exchange
Average spot rate [3]	0.930	0.882	0.825
Period-end spot rate [4]	1.012	0.858	0.858
Effective rate [5]	0.917	0.872	0.807
Common shares (millions)
At period end	214.7	214.6	214.6
Weighted average	214.7	214.6	214.6

1

EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures. Refer to Section 9, “Non-GAAP measures” for further details.

2

EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items, as a percentage of sales and adjusted sales, respectively. Refer to Section 9, “Non-GAAP measures” for further details.

3	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
4	Period-end spot rate is the Bank of Canada noon spot rate on December 31.
5

Effective rate represents a blended rate which takes account of the applicable spot rates, the Company’s revenue hedging program in the period, and translation of US$-denominated working capital at period opening and closing rates. See Section 8, “Summary of quarterly results” for further details.

MANAGEMENT’S DISCUSSION AND ANALYSIS

1	2007 ANNUAL REPORT

Strategy

The Company’s long-term objective is to achieve higher sustainable earnings and maximize cash flow by strengthening its position as a leading producer of groundwood printing papers, including speciality printing paper grades and newsprint.

Key performance drivers

The Company believes the following key performance drivers are critical to achieving its strategic goals and creating value for its investors.

Market position

Market position is a significant driver of the Company’s success. As one of the largest producers of specialty printing papers in North America, market penetration and diversification is important. The Company’s brand names are well recognized in the marketplace and it has built a reputation for reliability, value and service.

Product mix

In recent years, the Company has expanded the number of grades manufactured in the market. The Company has introduced new product lines which include Electraprime (an “SCA” alternative), Electrastar (a super-brite), Electrabrite Lite (a lightweight hi-brite), Silverliner (a kraft paper whitetop), and Elk Prime (a sawdust-based pulp). These newer and more specialized products generally provide higher margins than standard commodity grades. The Company also manages fluctuations in demand for its products through its ability to switch production capacity between products, particularly newsprint, directory, and machine-finished uncoated mechanical grades. In addition, market pulp, sawdust-based pulp, and white-top linerboard further diversify the product mix.

Supply chain

Distribution costs have a significant impact on net sales realizations. The Company’s strong and flexible distribution network optimizes all transportation modes available to it, such as truck, rail, and container and break-bulk shipping.

The mill sites directly ship break bulk paper and pulp to offshore customers via regularly scheduled vessels.The Company operates a central distribution centre in Surrey, B.C. which receives volumes from its four manufacturing sites and then ships via rail, truck and container to its customers. This allows the Company to choose the most cost effective transportation mode in conjunction with customer requirements.

The Company leases 980 rail cars to ensure damage free, on time delivery to its rail customers and the Company leases five paper barges which it uses to transport its products to the Surrey distribution centre. Controlling key elements of its supply chain have allowed the Company to achieve a high on time performance and low damage level. Combined with its focus on lowering costs and the reduction of inventory levels, the Company improved its service delivery business processes and further centralized its organization in 2007 to provide cost-efficient and reliable transportation to customers.

Cost-competitive manufacturing

The Company’s manufacturing costs are key to being competitive over the long term, particularly with respect to fibre, energy, and labour costs and the Company is focused on reducing these costs and improving margins. Over the past five years, capital expenditures of approximately $423 million have been directed primarily towards shifting production towards higher-margin printing papers, reducing unit production costs, increasing machine productivity, improving product quality, increasing capacity, and meeting or exceeding environmental regulations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	2

In addition, over the last several years, the Company has developed expertise in the production of lightweight papers. Lower basis weight papers reduce the Company’s costs by decreasing fibre, shipping, and storage and handling expenses.

Production and capacity utilization

The ability to increase production rates and minimize production downtime impacts the Company’s per unit cash costs. Over the last several years the Company has been focused on improving machine productivity through several initiatives such as implementing an asset reliability program, operator technical training, and increasing focus on reducing machine dry end losses. These and other initiatives from the Company’s Performance Improvement Program have been instrumental in improving machine productivity.

Corporate social responsibility

Corporate social responsibility is one of the Company’s core values. The Company judges success in this area through the safety and well-being of its employees, the vibrancy of its communities, and the sustainability of the Company’s practices with respect to their impact on the environment. A complete description of the Company’s commitments and progress in corporate social responsibility is provided in the Company’s 2007 Sustainability Report, produced concurrently with the Company’s 2007 annual report.

Key performance indicators

The Company believes the following key performance indicators are meaningful for measuring the Company’s progress in achieving its strategic goals and creating value for investors:

Safety

The Company’s first priority is the well-being of its employees. Key metrics include the medical incident rate (“MIR”), which is the number of incidents requiring medical attention per 200,000 hours worked, and the lost-time injury (“LTI”), which is the number of lost-time injuries per 200,000 hours worked. The Company’s overall safety performance declined on these and other key safety measures during 2007. Additional details on 2007 safety results are provided in the Company’s 2007 Sustainability Report, produced concurrently with the Company’s 2007 annual report.

Performance Improvement Program

One of the characteristics of the Company’s culture is that of engaging its people in projects that challenge the status quo. The Company has for several years aggregated these initiatives on an annual basis into a Performance Improvement Program. Performance improvement initiatives challenge the Company to create innovative and cost-effective business solutions. In 2007, the Company launched its sixth consecutive Performance Improvement Program, which included the 2007 restructuring program. A detailed summary of the 2007 Performance Improvement Program results is available in this section under “Progress on 2007 strategic initiatives”.

EBITDA and EBITDA before specific items

EBITDA and EBITDA before specific items are widely used in the financial community to compare the profitability of corporations, and are used by management as an indicator of relative operating performance. Further analysis and discussion of these indicators are provided in all discussions of operations and in the “Non-GAAP measures” section.

Average sales revenue per tonne

Average sales revenue per tonne for each core business provides key insights into how the Company maximizes its market position and product mix. The main factors in revenue growth are U.S. dollar transaction prices, and the relationship between the Canadian and U.S. dollar. Details on 2007 results are provided in the “Segmented results – annual” and “Segmented results – quarterly” sections.

MANAGEMENT’S DISCUSSION AND ANALYSIS

3	2007 ANNUAL REPORT

Average delivered cash costs per tonne and average delivered cash costs per tonne before specific items

Reducing cash costs while maintaining product quality is essential to sustaining profitability in each of the Company’s core businesses. The Company continually examines all areas of its business for cost reduction opportunities. Details on 2007 results are provided in the “Segmented results – annual” and “Segmented results – quarterly” sections.

Free cash flow

Free cash flow is a measure of cash that is generated by operations and available after capital expenditures, but before changes in working capital items and proceeds from divested assets. Further analysis and discussion of this indicator is provided in the “Non-GAAP measures” section.

Leverage and interest coverage

The Company’s success also depends on its liquidity and continued ability to finance its growth. The Company focuses on total-debt to total-capitalization, net-debt to net-capitalization, net debt to EBITDA, and EBITDA to interest ratios in order to assess its debt position. Further analysis and discussion of these indicators are provided in the “Liquidity and capital resources” section.

Greenhouse gas emissions (“GHG”)

The Company takes its environmental compliance seriously and focuses on continuous improvement of its performance through operational efficiency and process innovation. The Company has achieved a 69% absolute and intensity reduction of GHGs since 1990 (as measured by direct emissions), and management believes the Company is well positioned to meet emerging regulatory objectives and market expectations. The Company received third-party recognition for the transparency and depth of its reporting on greenhouse gases in 2007, and launched a manufactured carbon-neutral product line. Further details are provided in the Company’s 2007 Sustainability Report, produced concurrently with the Company’s 2007 annual report.

Progress on 2007 strategic initiatives

(a)  Performance Improvement Program

The Company’s achievements relating to specific performance improvements in 2007, 2006, and 2005 were as follows:

Performance Improvement Program initiatives

	2007	2006	2005
(All amounts are pre-tax and in millions of dollars)	realized	realized	realized

Workforce reduction	$29	$–	$–
Product, grade, and customer optimization	21	11	19
Productivity improvements	6	20	–
Reduce energy consumption	6	12	10
Furnish costs	5	12	12
Optimize chemical usage	2	5	4
Other	12	14	39

Total Performance Improvement Program	$81	$74	$84

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	4

Early in 2007, the Company commenced its sixth consecutive annual Performance Improvement Program. Improvements were targeted in the areas of workforce reductions, product, grade, and customer optimization, and other cost reduction initiatives. In 2007, the program delivered $81 million in realized improvements by the following means:

Workforce reduction

Workforce reductions related to the 2007 restructuring program resulted in savings of $29 million. The Company reduced its workforce positions from 3,673 on January 1, 2007 to 3,038 on January 1, 2008. The reduction to date includes 551, or 98%, of the 565 positions targeted for elimination, in addition to employees laid off as a result of the indefinite closure of the A4 paper machine.

Product, grade, and customer optimization

This strategic initiative involved the marketing of higher-value specialty printing paper products, allowing margin optimization compared to standard grades. In 2007, the Company realized EBITDA improvements of $21 million as a result of its various product, grade, and customer optimization initiatives.

Sales of Electraprime were of particular relevance in 2007. This is a soft-calendered high-brite paper grade designed to compete as an alternative to SC-A grades and is used primarily for advertising flyers, inserts and direct mail. It continued to be well received in the market with sales of approximately 125,000 tonnes in 2007, an improvement of approximately 22,000 tonnes, or 21%, from 2006. Electraprime was introduced to the market in 2003 and the Company intends to continue growing this business.

In addition the Company sold approximately 57,200 tonnes of additional directory paper in 2007 versus 2006 and reduced newsprint volume to take advantage of stronger directory pricing and weaker newsprint pricing in 2007.

Productivity improvements

The Company’s productivity improvement initiatives in 2007 were focused mainly on increasing asset reliability, improving machine speed and efficiency by cutting operating and maintenance-related downtime, and reducing dry-end paper losses. These and other initiatives resulted in savings of $6 million in 2007.

Reduce energy consumption

The Company is a significant consumer of electrical energy. The Company focused on a number of electrical energy initiatives that reduced overall electrical consumption which included a demand management program with B.C. Hydro. This and other energy reduction initiatives resulted in savings of $6 million in 2007.

Furnish costs

The Company continued to optimize its furnish mix during the year by substituting lower-cost furnishes. These and other initiatives resulted in savings of $5 million in 2007.

Optimize chemical usage

The Company had a number of initiatives to reduce the usage and costs of bleaching and additive chemicals during the year. These and other initiatives resulted in savings of $2 million in 2007.

Other

The Company also completed a series of smaller initiatives, primarily with respect to freight, procurement improvements and its maintenance practices. Approximately $12 million in savings were realized as a result of these initiatives.

MANAGEMENT’S DISCUSSION AND ANALYSIS

5	2007 ANNUAL REPORT

(b) Other strategic initiatives

Preferred supplier

Quality initiatives

In 2007, the Company focused further on advancing its preferred supplier status with key customers by continuing to improve the consistency, runnability and reliability of its products, and its on-time delivery service. As a result, the Company was able to maintain low quality claims in 2007.

Catalyst Cooled

In 2007, the Company launched “Catalyst Cooled”, a product line whose manufacture results in no net carbon emissions – on which Rolling Stone magazine prints. The product is designed for customers who do not want their paper to contribute to carbon emissions. The Company intends to keep growing this product.

Chain-of-custody certification

The Company has implemented an “independent chain-of-custody” system to certify its wood fibre supply. The PricewaterhouseCoopers standard is a third-party audited system that verifies fibre is derived from a forest managed in accordance with the requirements of a major sustainability certification program. The independent chain-of-custody system tracks the fibre from source to finished product and provides a valuable tool to assure customers that paper contains fibre originating from well-managed forests. It is expected to continue to result in additional sales opportunities.

Consolidated results of operations

Year ended December 31, 2007 compared to year ended December 31, 2006

Sales

Sales in 2007 decreased $167.9 million, or 8.9%. The decline in sales was due to lower sales volumes due to curtailment relating to the USW strike and curtailment of the A4 paper machine in September 2007, the strong Canadian dollar, and lower transaction prices across most paper grades, particularly newsprint and LWC. The decrease in sales was partially offset by the positive impact of average transaction prices for pulp and a more favourable product mix.

The following table highlights the factors that affected the Company’s sales by segment:

Sales

($ millions)				Increase (decrease) from 2006 as a result of

Year ended			Total
December 31,	2007	2006	change	Volume[1]	Price	Mix	F/X

Specialty paper	$919.6	$918.4	$1.2	$61.8	$(21.4)	$4.8	$(44.0)
Newsprint	338.0	529.8	(191.8)	(154.6)	(29.0)	3.1	(11.3)

Total paper	1,257.6	1,448.2	(190.6)	(92.8)	(50.4)	7.9	(55.3)
Pulp	457.0	434.3	22.7	(16.0)	58.7	1.8	(21.8)

Total	$1,714.6	$1,882.5	$(167.9)	$(108.8)	$8.3	$9.7	$(77.1)

1  Decrease in volume is due to curtailment of certain assets in the third and fourth quarters related to the USW strike and curtailment of the A4 paper machine effective September 1, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	6

EBITDA

EBITDA before specific items was $116.7 million, a decrease of $94.3 million in 2007 compared to 2006. The negative impact of higher fibre costs, weaker newsprint and LWC prices, inflation, and the stronger Canadian dollar, more than offset higher transaction prices for pulp products, and the realization of benefits from the Performance Improvement Program. Including the impact of restructuring and change-of-control costs, and USW strike related costs, EBITDA decreased $184.0 million in 2007 compared to 2006.

The following table summarizes the key changes in EBITDA and EBITDA before specific items from the year ended December 31, 2006 to year ended December 31, 2007:

Changes in EBITDA (2006-2007)

($ millions)

1   EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 9, “Non-GAAP measures” for further details.

2   Includes foreign exchange impact on costs.

Operating earnings (loss)

The Company recorded an operating loss of $149.4 million in 2007, compared to operating earnings of $3.9 million for the previous year. The decrease was mainly related to the $184.0 million decrease in EBITDA noted above, offset by the $23.4 million impairment loss recorded in the previous year.

Net earnings (loss)

Net loss of $31.6 million ($0.15 per common share) increased $15.7 million compared to a net loss of $15.9 million ($0.07 per common share) in 2006. After adjusting for certain specific items, net loss before specific items in 2007 was $89.3 million ($0.42 per common share), a decrease of $64.3 million from net loss before specific items of $25.0 million ($0.12 per common share) in the previous year. Refer to Section 9, “Non-GAAP measures” for details on net earnings (loss) before specific items.

MANAGEMENT’S DISCUSSION AND ANALYSIS

7	2007 ANNUAL REPORT

The following table reconciles 2007 net earnings (loss) to 2006:

($ millions)	Pre-tax	After-tax

2006 net earnings (loss)	$(69.9)	$(15.9)
Lower EBITDA before specific items	(94.3)	(62.2)
Restructuring and change-of-control costs	(64.7)	(42.7)
Impact of the USW strike	(25.0)	(16.5)
Lower amortization expense	7.3	4.8
Lower impairment loss	23.4	15.4
Loss on disposal of A3 paper machine	(7.5)	(4.9)
Increase in foreign exchange gain on long-term debt	104.2	86.5
Lower other income, net	(9.6)	(6.3)
Lower interest expense	3.1	2.0
Income tax adjustments, net	–	6.8
Non-controlling interest	1.4	1.4

2007 net earnings (loss)	$(131.6)	$(31.6)

2. Segmented results – annual

Specialty paper

(In millions of dollars, except where otherwise stated)	2007	2006	2005

Sales	$919.6	$918.4	$900.5
EBITDA [1]	26.2	104.8	115.8
EBITDA before specific items [1]	73.4	104.8	116.3
Operating earnings (loss)	(75.1)	9.7	24.8
EBITDA margin [1,2]	2.8%	11.4%	12.9%
EBITDA margin before specific items [1,2]	8.0%	11.4%	12.9%

Sales (000 tonnes)	1,054.8	990.2	942.9
Production (000 tonnes)	1,055.4	983.7	949.3
Curtailment (000 tonnes) [3]	7.2	–	–

Average sales revenue per tonne	$872	$928	$955
Average delivered cash costs per tonne [4]	847	822	832
Average delivered cash costs per tonne before specific items [1,4]	802	822	832

Benchmark prices
SC-A paper, 35 lb. (US$/ton) [5]	753	788	769
LWC paper, No. 5, 40 lb. (US$/ton) [5]	786	836	847
Telephone directory paper, 22.1 lb. (US$/ton) [5]	740	721	675

1

EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures. Refer to Section 9, “Non-GAAP measures” for further details.

2

EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively. Refer to Section 9, “Non-GAAP measures” for further details.

3	Curtailment consists of downtime related to the USW strike.
4

Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, selling, general and administration (“SG&A”) costs, and restructuring and change-of-control costs.

5	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	8

Markets

During 2007, market conditions for most of our specialty printing paper products were challenging.

Coated mechanical demand was 5% higher in 2007 compared to 2006 largely due to substitution of coated mechanical grades for coated woodfree. Supply in the coated market tightened during 2007, primarily due to significant North American mill closures in the latter half of the year and lower mill inventories. Combined, these factors led to stronger LWC prices in the second half of the year. In December 2007, the Company announced a third consecutive US$60 per ton price increase for its LWC paper grades, bringing the total announced increases by the end of the year to $180 per ton since July 1, 2007. Despite the recent upward pricing momentum, the average LWC benchmark price was 6% lower in 2007 compared to 2006.

Demand for uncoated mechanical grades was up slightly in 2007. The demand for high gloss grades increased 4.9%, due to grade switching from coated mechanical, offsetting the decrease in demand in standard grades of 3.5%. SC-A pricing was weak throughout most of 2007, however, a US$30 per ton price increase was implemented in the fourth quarter. The average benchmark price for SC-A in 2007 decreased US$35 per ton, or 4%, over 2006.

Directory demand remained steady in 2007. Limited growth was due to slower growth of independent publishers and flat total page and book circulation for incumbent publishers. The average benchmark price for 2007 increased US$19 per ton.

Speciality paper grades  Average U.S. benchmark prices (US$)

(Source: RISI)

The 2007 specialty paper product grade distribution, based on sales volumes, is depicted in the chart below.

Specialty paper product grade distribution – 2007 (% tonnes)

MANAGEMENT’S DISCUSSION AND ANALYSIS

22     2007 ANNUAL REPORT

The 2007 geographic sales distribution, based on sales volumes, is depicted in the chart below.

2007 geographic sales distribution – specialty paper (% tonnes)

Segment overview

The North American economy is a key driver for the Company’s specialty paper business with 90% of its product sold to this market. Among its initiatives to improve profitability, the Company continues to look for ways to optimize its product, customer and geographic mix.

Sales volumes for lightweight coated in 2007 were down 13,900 tonnes or 6% from the previous year as a result of lower production volume in 2007.

Sales volumes for uncoated mechanical grades in 2007 increased 21,300 tonnes or 4% from 2006. The growth in uncoated mechanical was due to the growth of Electraprime and Electrabrite into the retail insert market, which was offset by a decrease in demand for standard grades.

Sales volumes for directory in 2007 increased 57,200 tonnes or 21% compared to 2006. The growth was due to switching production to directory from newsprint to match increased sales volume opportunities to take advantage of stronger directory pricing.

Operational performance

The specialty paper business made an operating loss of $75.1 million in 2007 compared to operating earnings of $9.7 million in 2006. 2007 EBITDA before specific items of $73.4 million, was $31.4 million lower compared to an EBITDA before specific items of $104.8 million in 2006.

Sales volumes increased 64,600 tonnes, or 6.5%, compared to the previous year. The increase was largely due to the increased production of directory grades. Average sales revenue was down $56 per tonne compared to the previous year primarily due to the stronger Canadian dollar and weaker average transaction prices across most grades other than directory.

Average delivered cash costs increased $25 per tonne compared to 2006. Higher fibre costs, the impact of restructuring, and USW strike costs more than offset performance improvements. Before the impact of specific items, average delivered cash costs were $802 per tonne, an improvement of $20 per tonne from the previous year.

Outlook

Conditions are expected to improve for specialty printing paper products in 2008. Although demand across most grades is expected to be relatively flat, supply dynamics are leading to tighter market conditions.

Coated mechanical paper demand is expected to be flat, due to an anticipated slowing of magazine and catalogue circulation and increasing coated mechanical paper prices which will continue to encourage users to switch to SC-A grades. Recent capacity closures in Western Europe as well as the rising Euro

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT     23

are expected to result in lower imports to North America, which should cause the North American coated market to remain relatively tight in 2008. Benchmark prices are expected to increase in 2008.

Markets for uncoated mechanical grades are expected to remain relatively stable in 2008. Demand for high-gloss paper is expected to grow due to grade switching from coated mechanical and lower-gloss grades. Reduced imports from Europe as a result of the strong Euro and increased ocean freight costs, and reduced capacity in North America should keep North American operating rates high. Demand for machine-finished grades is expected to be stable in 2008. Benchmark prices for high-gloss grades are expected to strengthen throughout the year.

Directory demand is expected to be stable through 2008. Benchmark prices are expected to be flat. Contracts are in place for the upcoming year and price increases are estimated to average 1%.

Newsprint

(In millions of dollars, except where otherwise stated)	2007	2006	2005

Sales	$338.0	$529.8	$529.1
EBITDA [1]	(23.7)	71.8	58.1
EBITDA before specific items [1]	(4.4)	71.8	64.3
Operating earnings (loss)	(56.9)	6.9	12.3
EBITDA margin [1,2]	(7.0% )	13.6%	11.0%
EBITDA margin before specific items [1,2]	(1.2% )	13.6%	12.2%

Sales (000 tonnes)	496.3	699.1	707.1
Production (000 tonnes)	472.8	703.7	699.5
Curtailment (000 tonnes) [3]	98.9	–	–

Average sales revenue per tonne	$681	$758	$748
Average delivered cash costs per tonne [4]	729	655	666
Average delivered cash costs per tonne before specific items [1,4]	674	655	657

Benchmark prices Newsprint 48.8 gsm, West Coast delivery (US$/tonne) [5]	579	649	600

1

EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures. Refer to Section 9, “Non-GAAP measures” for further details.

2

EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively. Refer to Section 9, “Non-GAAP measures” for further details.

3	Curtailment consists of downtime related to the USW strike.
4	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change-of-control costs.
5	Benchmark selling prices are sourced from RISI.

Markets

Newsprint demand in North America continued to decline in 2007 with total U.S. consumption down 10.5% year-over-year. The decline was due to reduced ad lineage, circulation, reduced web widths, lower basis weights and increased conservation measures by publishers. The falling demand resulted in lower benchmark prices. The average newsprint benchmark price in 2007 was US$579 per tonne, down US$70 per tonne or 11%, compared to 2006. Relatively strong demand overseas compared to weakness in U.S. consumption resulted in an increase in exports outside North America, but did not prevent prices from decreasing in 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS

24     2007 ANNUAL REPORT

Standard newsprint  Average West Coast U.S. delivery transaction price (US$ per metric tonne)
(Source: RISI)

Approximately 82% of the Company’s newsprint sales volumes were to North America, Asia and Australasia. The 2007 geographical sales distribution, based on sales volumes, is depicted in the chart below.

2007 geographic sales distribution – newsprint  (% tonnes)

Segment overview

In response to challenging newsprint market conditions, the Company continued its drive to optimize product mix in 2007 as it shifted production from newsprint to speciality paper grades, primarily directory. Overall, newsprint production decreased by approximately 231,000 tonnes in 2007:

•      The Company indefinitely curtailed the A4 paper machine in Port Alberni on September 1, 2007, displacing the equivalent of 134,000 tonnes per year of the Company’s least profitable newsprint business. Management estimates this reduced the Company’s newsprint production by approximately 44,700 tonnes in 2007.

•      The Company utilized its ability to swing machine capacity between different grades to reduce newsprint and increase production of directory and certain uncoated specialty paper grades.

•      In addition to these initiatives, management estimates newsprint production was also reduced by 98,900 tonnes during the year as a result of the USW strike and related fibre supply disruptions.

Operational performance

The newsprint business made an operating loss of $56.9 million in 2007 compared to operating earnings of $6.9 million in 2006. 2007 EBITDA before specific items of negative $4.4 million was $76.2 million lower compared to an EBITDA before specific items of $71.8 million in 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT     25

Sales volumes decreased 202,800 tonnes, or 29%, from the previous year, primarily due to the USW strike related fibre shortage, the flexibility to swing machine production to increase directory production, and the indefinite closure of the A4 paper machine in 2007. Average sales revenue decreased $77 per tonne compared to the previous year, largely due to lower transaction prices and the negative impact of the stronger Canadian dollar.

Average delivered cash costs increased $74 per tonne from the previous year. Savings from performance improvements were more than offset by the restructuring costs, higher fibre costs, and the impact of the USW strike. Before the impact of specific items, average delivered cash costs were $674 per tonne, an increase of $19 per tonne from the previous year.

Outlook

The Company expects the newsprint market to tighten in 2008 due to significant capacity closures announced by North American producers. Approximately 5% of North American capacity is expected to shut down in the first quarter of 2008. As a result, newsprint prices have started to improve following the announcement of a US$25 per tonne increase effective November 1, 2007 and an announced price increase of US$60 per tonne to be phased in equally over January, February, and March 2008. The average benchmark newsprint price is expected to increase significantly in 2008.

Pulp

(In millions of dollars, except where otherwise stated)	2007	2006	2005

Sales	$457.0	$434.3	$394.3
EBITDA [1]	24.5	34.4	(18.7)
EBITDA before specific items [1]	47.7	34.4	(18.7)
Operating earnings (loss)	(17.4)	(12.7)	(62.2)
EBITDA margin [1,2]	5.4%	7.9%	(4.7% )
EBITDA margin before specific items [1,2]	9.8%	7.9%	(4.7% )

Sales (000 tonnes)	603.2	626.2	603.0
Production (000 tonnes)	601.8	624.3	590.9
Curtailment (000 tonnes) [3]	54.7	–	–

Average sales revenue per tonne	$757	$693	$654
Average delivered cash costs per tonne [4]	717	638	684
Average delivered cash costs per tonne before specific items [1,4]	679	638	684

Benchmark prices
NBSK pulp, Northern Europe delivery (US$/tonne) [5]	800	681	610
White-top linerboard, 42 lb., Eastern U.S. delivery (US$/ton) [5]	697	673	608

1

EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures. Refer to Section 9, “Non-GAAP measures” for further details.

2

EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively. Refer to Section 9, “Non-GAAP measures” for further details.

3	Curtailment consists of downtime related to the USW strike.
4	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change-of-control costs.
5	Benchmark selling prices are sourced from RISI.

MANAGEMENT’S DISCUSSION AND ANALYSIS

26      2007 ANNUAL REPORT

Markets

Pulp markets were strong throughout 2007 with global pulp shipments up 3% year-over-year and low world producer and consumer inventories during the year. Good demand and low inventories provided support for a number of price increases during the year and brought the Northern Europe benchmark price to US$870 per tonne at the end of 2007. The average Northern Europe NBSK benchmark price for 2007 was up US$119 per tonne, or 17%, compared to the previous year.

The U.S. containerboard market remained balanced in the year. U.S. producers took advantage of stronger currencies against the US$ to increase their export volume, which resulted in the average 2007 benchmark white-top linerboard price increasing US$24 per ton, or 4%, compared to 2006.

Northern bleached softwood kraft Average Northern Europe benchmark delivery transaction price (US$ per metric tonne)
(Source: RISI)

The primary markets for the Company’s market pulp are Asia and Europe. The 2007 geographical sales distribution, based on sales volumes, is depicted in the chart below.

2007 geographic sales distribution – pulp  (% tonnes)

Segment overview

Pulp and containerboard sales volumes decreased in 2007 by 3.7%, compared to 2006, due to production curtailment related to the fibre supply shortage as a result of the USW strike. However, the Company was able to take advantage of strong pulp markets to continue to increase its mix of contract business and optimize sales to customers in its major pulp markets.

Containerboard sales volumes in 2007 were 8.7% lower than in the previous year, due to the USW strike. The Company continued to focus on improving its customer mix by targeting North American customers that are more freight logical.

As a result of the USW strike and related fibre supply disruptions in the second half of the year, the Company temporarily curtailed its Elk Falls pulp mill and containerboard machine for 50 days and its Crofton pulp mill for nine days. Management estimates pulp and containerboard production was reduced by 54,700 tonnes in the year as a result of these curtailments.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT     27

Operational performance

The pulp and containerboard business made an operating loss of $17.4 million in 2007 compared to an operating loss of $12.7 million in 2006. 2007 EBITDA before specific items of $47.7 million was $13.3 million higher compared to an EBITDA before specific items of $34.4 million in 2006.

Sales volumes decreased 23,000 tonnes from the previous year. The decrease was due to decreased pulp production as a result of the USW strike related fibre shortage. Average sales revenue improved $64 per tonne compared to the previous year, due primarily to higher pulp prices, which more than offset the negative impact of the stronger Canadian dollar.

Average delivered cash costs increased $79 per tonne in 2007 compared to 2006. Savings from performance improvements were more than offset by costs associated with the USW strike, higher fibre costs, and restructuring costs. Before specific items, average delivered cash costs were $679 per tonne, an increase of $41 per tonne from the previous year.

Outlook

Demand for NBSK pulp is expected to remain steady during the first half of 2008, with the expectation that benchmark prices will increase modestly in early 2008 followed by potentially softer pulp prices in the second half of the year. Higher consumption by China is expected to be offset by weaker demand from markets in the U.S. and Europe, which is expected to limit overall growth in demand in 2008.

The Company is expecting that demand and prices for containerboard will remain flat in 2008 as North American producers are expected to continue to access export markets because of the slower U.S. economy.

3.  Segmented results – quarterly

Selected quarterly financial information

(In millions of dollars, except where otherwise stated)	Total	Q4	2007 Q3	Q2	Q1	Total	Q4	2006 Q3	Q2	Q1

Sales	$1,714.6	$381.0	$413.7	$441.8	$478.1	$1,882.5	$470.6	$486.0	$469.6	$456.3
Operating earnings (loss)	(149.4)	(27.7)	(44.3)	(46.7)	(30.7)	3.9	(3.3)	17.0	6.1	(15.9)
EBITDA [1]	27.0	15.1	(0.3)	(1.9)	14.1	211.0	48.5	62.8	52.4	47.3
EBITDA before specific items [1]	116.7	28.8	37.4	17.4	33.1	211.0	48.5	62.8	52.4	47.3
Net earnings (loss)	(31.6)	12.4	(18.6)	0.2	(25.6)	(15.9)	(37.2)	2.5	42.4	(23.6)
Net earnings (loss) before specific items [1]	(89.3)	(20.9)	(16.9)	(31.8)	(19.7)	(25.0)	(7.2)	0.6	(6.7)	(11.7)
EBITDA margin [1,2]	1.6%	4.0%	(0.1)	(0.4% )	2.9%	11.2%	10.3%	12.9%	11.2%	10.4%
EBITDA margin before specific items [1,2]	6.5%	6.6%	8.5	3.9%	6.9%	11.2%	10.3%	12.9%	11.2%	10.4%
Net earnings (loss) per share (in dollars) – basic and diluted	$(0.15)	$0.06	$(0.09)	$0.00	$(0.12)	$(0.07)	$(0.17)	$0.01	$0.20	$(0.11)
Net earnings (loss) per share before specific items (in dollars) – basic and diluted [1]	(0.42)	(0.10)	(0.08)	(0.15)	(0.09)	(0.12)	(0.03)	0.00	(0.03)	(0.06)

MANAGEMENT’S DISCUSSION AND ANALYSIS

28      2007 ANNUAL REPORT

Selected quarterly financial information (continued)

(In millions of dollars, except where otherwise stated)	Total	Q4	2007 Q3	Q2	Q1	Total	Q4	2006 Q3	Q2	Q1

Sales (000 tonnes)
Specialty paper	1,054.8	279.3	261.1	259.2	255.2	990.2	252.7	264.6	237.8	235.1
Newsprint	496.3	70.7	119.8	157.1	148.7	699.1	170.1	169.5	178.4	181.1

Total paper	1,551.1	350.0	380.9	416.3	403.9	1,689.3	422.8	434.1	416.2	416.2
Pulp	603.2	136.1	151.8	147.4	167.9	626.2	145.5	155.9	171.4	153.4

Total sales	2,154.3	486.1	532.7	563.7	571.8	2,315.5	568.3	590.0	587.6	569.6

Production (000 tonnes)
Specialty paper	1,055.4	265.8	262.6	270.4	256.6	983.7	249.0	254.8	244.2	235.7
Newsprint	472.8	60.9	110.9	148.9	152.1	703.7	170.2	170.0	179.6	183.9

Total paper	1,528.2	326.7	373.5	419.3	408.7	1,687.4	419.2	424.8	423.8	419.6
Pulp	601.8	144.7	143.2	157.1	156.8	624.3	152.8	162.8	155.6	153.1

Total production	2,130.0	471.4	516.7	576.4	565.5	2,311.7	572.0	587.6	579.4	572.7

US$/CDN$ foreign exchange
Average spot rate [3]	0.930	1.019	0.957	0.911	0.854	0.882	0.878	0.892	0.892	0.866
Period-end spot rate [4]	1.012	1.012	1.004	0.940	0.867	0.858	0.858	0.897	0.897	0.857
Effective rate [5]	0.917	0.970	0.935	0.916	0.860	0.872	0.878	0.886	0.872	0.853

Common shares (millions)
At period-end	214.7	214.7	214.7	214.7	214.6	214.6	214.6	214.6	214.6	214.6
Weighted average	214.7	214.7	214.7	214.7	214.6	214.6	214.6	214.6	214.6	214.6

1

EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures. Refer to Section 9, “Non-GAAP measures” for further details.

2

EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items, as a percentage of sales and adjusted sales, respectively. Refer to Section 9, “Non-GAAP measures” for further details.

3	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
4	Period-end spot rate is the Bank of Canada noon spot rate.
5

Effective rate represents a blended rate which takes account of the applicable spot rates, the Company’s revenue hedging program in the period, and translation of US$-denominated working capital at period opening and closing rates. See Section 8, “Summary of quarterly results” for further details.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	29

Summary of selected segmented financial information

(In millions of dollars,
except where			2007					2006
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Specialty paper
Sales	$919.6	$234.3	$222.1	$225.1	$238.1	$918.4	$234.0	$245.0	$218.6	$220.8
EBITDA [1]	26.2	12.5	0.0	4.1	9.6	104.8	18.4	31.6	25.7	29.1
EBITDA before specific items [1]	73.4	16.1	17.6	17.0	22.7	104.8	18.4	31.6	25.7	29.1
Operating earnings (loss)	(75.1)	(13.5)	(26.3)	(21.1)	(14.2)	9.7	(6.6)	6.9	2.8	6.6
EBITDA margin [1,2]	2.8%	5.3%	0.0%	1.8%	4.0%	11.4%	7.9%	12.9%	11.8%	13.2%
EBITDA margin before specific items [1,2]	8.0%	6.9%	8.0%	7.6%	9.5%	11.4%	7.9%	12.9%	11.8%	13.2%
Sales (000 tonnes)	1,054.8	279.3	261.1	259.2	255.2	990.2	252.7	264.6	237.8	235.1
Production (000 tonnes)	1,055.4	265.8	262.6	270.4	256.6	983.7	249.0	254.8	244.2	235.7
Curtailment (000 tonnes) [3]	7.2	4.0	3.2	–	–	–	–	–	–	–
Average sales revenue per tonne	$872	$839	$850	$868	$933	$928	$927	$926	$920	$939
Average delivered cash costs per tonne [4]	847	794	849	852	896	822	853	806	811	815
Average delivered cash costs per tonne before specific items [4]	802	783	781	802	845	822	853	806	811	815
SC-A paper, 35 lb. (US$/ton) [5]	753	770	745	745	752	788	787	800	785	780
LWC paper, No. 5, 40 lb. (US$/ton) [5]	786	848	782	748	767	836	798	820	852	875
Telephone directory paper, 22.1 lb. (US$/ton) [5]	740	740	740	740	740	721	725	725	720	715

Newsprint
Sales	$338.0	$44.2	$77.8	$106.7	$109.3	$529.8	$128.4	$128.8	$135.4	$137.2
EBITDA [1]	(23.7)	(8.3)	(8.1)	(4.2)	(3.1)	71.8	14.5	18.2	19.3	19.8
EBITDA before specific items [1]	(4.4)	(4.4)	(0.4)	(0.2)	0.6	71.8	14.5	18.2	19.3	19.8
Operating earnings (loss)	(56.9)	(14.5)	(15.6)	(13.5)	(13.3)	6.9	1.9	7.5	7.4	(9.9)
EBITDA margin [1,2]	(7.0% )	(18.8% )	(10.4% )	(3.9% )	(2.8% )	13.6%	11.3%	14.1%	14.3%	14.4%
EBITDA margin before specific items [1,2]	(1.2% )	(5.5% )	(0.8% )	0.0%	0.0%	13.6%	11.3%	14.1%	14.3%	14.4%
Sales (000 tonnes)	496.3	70.7	119.8	157.1	148.7	699.1	170.1	169.5	178.4	181.1
Production (000 tonnes)	472.8	60.9	110.9	148.9	152.1	703.7	170.2	170.0	179.6	183.9
Curtailment (000 tonnes) [3]	98.9	65.8	33.1	–	–	–	–	–	–	–
Average sales revenue per tonne	$681	$625	$650	$679	$735	$758	$754	$761	$759	$758
Average delivered cash costs per tonne [4]	729	742	720	706	756	655	669	653	651	647
Average delivered cash costs per tonne before specific items [4]	674	636	646	681	731	655	669	653	651	647
Newsprint 48.8 gsm, West Coast delivery (US$/tonne) [5]	579	565	561	584	606	649	649	658	651	640

MANAGEMENT’S DISCUSSION AND ANALYSIS

30	2007 ANNUAL REPORT

Summary of selected segmented financial information (continued)

(In millions of dollars,
except where			2007					2006
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Pulp
Sales	$457.0	$102.5	$113.8	$110.0	$130.7	$434.3	$108.2	$112.2	115.6	$98.3
EBITDA [1]	24.5	10.9	7.8	(1.8)	7.6	34.4	15.6	13.0	7.4	(1.6)
EBITDA before specific items [1]	47.7	17.1	20.2	0.6	9.8	34.4	15.6	13.0	7.4	(1.6)
Operating earnings (loss)	(17.4)	0.3	(2.4)	(12.1)	(3.2)	(12.7)	1.4	2.6	(4.1)	(12.6)
EBITDA margin [1,2]	5.4%	10.6%	6.9%	(1.6% )	5.8%	7.9%	14.4%	11.6%	6.4%	(1.6% )
EBITDA margin before specific items [1,2]	9.8%	14.2%	16.2%	0.5%	7.5%	7.9%	14.4%	11.6%	6.4%	(1.6% )
Sales (000 tonnes)	603.2	136.1	151.8	147.4	167.9	626.2	145.5	155.9	171.4	153.4
Production (000 tonnes)	601.8	144.7	143.2	157.1	156.8	624.3	152.8	162.8	155.6	153.1
Curtailment (000 tones) [3]	54.7	26.8	27.9	–	–	–	–	–	–	–
Average sales revenue per tonne	$757	$753	$750	$746	$778	$693	$744	$720	$674	$641
Average delivered cash costs per tonne [4]	717	672	699	759	732	638	636	637	630	652
Average delivered cash costs per tonne before specific items [4]	679	637	622	743	719	638	636	637	630	652
NBSK pulp, Northern Europe delivery (US$/tonne) [5]	800	850	810	783	757	681	737	710	665	618
White-top linerboard, 42 lb., Eastern U.S. delivery (US$/ton) [5]	697	720	707	680	680	673	680	680	680	650

1

EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures. Refer to Section 9, “Non-GAAP measures” for further details.

2

EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively. Refer to Section 9, “Non-GAAP measures” for further details.

3	Curtailment consists of downtime related to the USW strike.
4	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change of-control costs.
5	Benchmark selling prices are sourced from RISI.

Fourth quarter overview

The strengthening Canadian dollar continued to adversely impact the Company’s results in the fourth quarter. Despite this, net earnings were positive in the fourth quarter (“Q4”), primarily due to favourable income tax adjustments. The Company recorded net earnings of $12.4 million in Q4, compared to a net loss of $18.6 million in the third quarter (“Q3”). EBITDA was $15.1 million in Q4, compared to negative $0.3 million in Q3.

The Company’s results included restructuring and change-of-control costs of $2.0 million and $24.4 million for Q4 and Q3, respectively. Management estimates the results were negatively impacted by $11.7 million and $13.3 million for Q4 and Q3, respectively, due to the USW strike. This strike resulted in the Company’s production decreasing by approximately 96,600 and 64,200 tonnes in Q4 and Q3, respectively. Production

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	31

continued to be curtailed at Elk Falls No. 1 (“E1”) paper machine throughout Q4, and the Elk Falls No. 2 (“E2”) and Elk Falls No. 5 (“E5”) paper machines were down nine days and 44 days, respectively. In addition, production was curtailed at the Crofton pulp mill for nine days during Q4.

Q4 EBITDA before specific items of $28.8 million declined $8.6 million compared to EBITDA before specific items of $37.4 million in Q3. This decrease was mainly a result of the Canadian dollar continuing to strengthen.

Three months ended December 31, 2007 compared to three months ended September 30, 2007

Consolidated results of operations

Sales

Sales in Q4, 2007 decreased $32.7 million compared to Q3, 2007. The decrease in sales was largely due to curtailment of newsprint and pulp production in Q3 and Q4 reducing Q4 sales volumes, and the stronger Canadian dollar more than offsetting the positive impact of higher average transaction prices for pulp and paper products.

EBITDA and EBITDA before specific items

($ millions)	EBITDA[1]	EBITDA before specific items[1]

Q3,2007	$(0.3)	$37.4
Paper prices	3.3	3.3
Pulp prices	4.8	4.8
Impact of Canadian dollar, net of hedging	(7.6)	(7.6)
USW strike impact	1.6	–
Restructuring and change-of-control costs	22.4	–
Other, net	(9.1)	(9.1)

Q4, 2007	$15.1	$28.8

1    EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 9, “Non-GAAP measures” for further details.

Operating earnings (loss)

The Company’s operating loss improved by $16.6 million in Q4, compared to Q3, 2007, and was primarily related to the $15.4 million increase in EBITDA noted above.

Net earnings (loss)

Net earnings in Q4, 2007 of $12.4 million ($0.06 per common share) increased $31.0 million compared to a net loss of $18.6 million ($0.09 per common share) in Q3, 2007. Net earnings for the current quarter included a release of future income taxes related to the reduction in the federal corporate income tax rate and tax uncertainties resolved with the conclusion of an examination by the Canada Revenue Agency in the amounts of $21.0 million and $14.0 million, respectively. After adjusting these and other specific items, net loss before specific items in Q4, 2007 was $20.9 million ($0.10 per common share), compared to a net loss before specific items of $16.9 million ($0.08 per common share) in the previous quarter. Refer to Section 9, “Non-GAAP measures” for details on net earnings (loss) before specific items.

MANAGEMENT’S DISCUSSION AND ANALYSIS

32	2007 ANNUAL REPORT

Operational performance – specialty paper

The specialty paper business operating loss decreased $12.8 million in Q4, compared to Q3, 2007.

Sales volumes increased 18,200 tonnes from Q3, 2007 due to an increase in uncoated paper and directory shipments. Average sales revenue decreased $11 per tonne from the previous quarter, due to the stronger Canadian dollar which more than offset higher transaction prices in Q4, 2007.

Average delivered cash costs improved $55 per tonne compared to Q3, 2007, due primarily to lower restructuring costs. Before the impact of specific items, average cash costs were $783 per tonne, an increase of $2 per tonne from the previous quarter.

Operational performance – newsprint

The newsprint business operating loss decreased by $1.1 million from the previous quarter.

Sales volumes decreased 49,100 tonnes compared to Q3, 2007, primarily due to the USW strike and the indefinite closure of the A4 paper machine. Average sales revenue decreased $25 per tonne from Q3, 2007, due primarily to the stronger Canadian dollar.

Average delivered cash costs increased $22 per tonne from Q3, 2007. Performance improvements and lower restructuring costs were more than offset by the impact of seasonally higher energy costs and costs associated with the USW strike. Before specific items, average delivered cash costs were $636 per tonne, an improvement of $10 per tonne from the previous quarter.

Operational performance – pulp

The pulp and containerboard business operating earnings increased in Q4 by $2.7 million from the previous quarter.

Sales volumes decreased 15,700 tonnes from Q3, 2007, as a result of the USW strike and related fibre supply disruptions. Average sales revenue increased $3 per tonne from Q3, 2007, with higher pulp prices more than offsetting the stronger Canadian dollar.

Average delivered cash costs of $672 per tonne decreased by $27 per tonne compared to Q3, 2007, primarily due to lower restructuring costs and performance improvements outweighing seasonally higher energy costs and costs associated with a maintenance shutdown and the USW strike related curtailment taken at the Crofton mill. Before specific items, average delivered cash costs were $637 per tonne, an increase of $15 per tonne from the previous quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	33

Three months ended December 31, 2007 compared to three months ended December 31, 2006

Sales

Sales decreased by $89.6 million in Q4, 2007 compared to sales in Q4, 2006. The negative impact of lower sales volumes, primarily related to the USW strike, and the curtailment of the A4 paper machine, the stronger Canadian dollar, and weaker paper prices for the majority of the Company’s paper grades more than offset improved average transaction prices for the Company’s pulp products.

EBITDA and EBITDA before specific items

($ millions)	EBITDA[1]	EBITDA before specific items[1]

Q4, 2006	$48.5	$48.5
Paper prices	(9.7)	(9.7)
Pulp prices	10.9	10.9
Impact of Canadian dollar, net of hedging	(21.9)	(21.9)
Restructuring and change-of-control costs	(2.0)	–
USW strike impact	(11.7)	–
Workforce reductions	12.2	12.2
Fibre costs	(16.6)	(16.6)
Other, net	5.4	5.4

Q4, 2007	$15.1	$28.8

1    EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 9, “Non-GAAP measures” for further details.

EBITDA before specific items decreased by $19.7 million in Q4, 2007 compared to the same period in 2006. The negative impact of the stronger Canadian dollar, weaker average paper prices, and higher fibre costs were the primary drivers of the decrease and more than offset improved average transaction prices for the Company’s pulp products and the realization of benefits from performance improvements, particularly from workforce reductions. Including the impact of the USW strike and restructuring and change-of-control costs, EBITDA decreased by $33.4 million in Q4, 2007 compared to the same period in 2006.

Operating earnings (loss)

Operating loss increased by $24.4 million in Q4, 2007 compared to the same period in 2006. The increase in operating loss from the comparative period was primarily related to the $33.4 million decrease in EBITDA noted above, which was partially offset by a $9.0 million decrease in amortization expense. Q4, 2006 amortization expense included an impairment loss of $4.3 million related to assets that had been previously idled and $1.5 million related to the permanent closure of the A3 paper machine.

MANAGEMENT’S DISCUSSION AND ANALYSIS

34	2007 ANNUAL REPORT

Net earnings (loss)

Net earnings were $12.4 million ($0.06 per common share) in Q4, 2007, an increase of $49.6 million from the comparative period in 2006. Net earnings for the current quarter included a release of future income taxes related to the reduction in the federal corporate income tax rate and tax uncertainties resolved with the conclusion of an examination by the Canada Revenue Agency in the amounts of $21.0 million and $14.0 million, respectively. Net loss before these and other specific items in Q4 was $20.9 million ($0.10 per common share) compared to a net loss before specific items of $7.2 million ($0.03 per common share) in Q4, 2006. Refer to Section 9, “Non-GAAP measures” for details on net earnings (loss) before specific items.

Operational performance – specialty paper

The specialty paper business operating loss increased $6.9 million in Q4, 2007, compared to the same period in 2006.

Sales volumes increased 26,600 tonnes, from the comparative period in 2006. The increase from Q4, 2006 was largely due to switching machine production to specialty paper grades from newsprint. Average sales revenue decreased by $88 per tonne, due primarily to the stronger Canadian dollar and, to a lesser extent, weaker prices across most paper grades.

Average delivered cash costs decreased $59 per tonne, from the comparative period in 2006. This was primarily due to performance improvements which more than offset the impact of higher fibre costs and restructuring costs. Before the impact of specific items, average delivered cash costs were $783 per tonne, a decrease of $70 per tonne from the comparative period in 2006.

Operational performance – newsprint

The newsprint business operating loss increased $16.4 million in Q4, 2007, compared to the same period in 2006.

Sales volumes decreased 99,400 tonnes from the comparable period, primarily due to the flexibility to swing machine production to increase directory and specialty paper production in 2007, the USW strike, and the indefinite closure of the A4 paper machine in September 2007. Average sales revenue decreased $129 per tonne due to lower transaction prices and the negative impact of the stronger Canadian dollar.

Average delivered cash costs increased $73 per tonne from the comparative period in 2006. The impact of costs associated with the USW strike, higher fibre costs and restructuring costs more than offset cost savings from performance improvements. Before the impact of specific items, average delivered cash costs were $636 per tonne, a decrease of $33 per tonne from the comparative period in 2006.

Operational performance – pulp

The pulp and containerboard business operating earnings decreased by $1.1 million in Q4, 2007, compared to the same period in 2006.

Sales volumes decreased 9,400 tonnes from the comparative period, primarily due to the curtailment of production in Q4, 2007 due to the USW strike. Average sales revenue increased $9 per tonne with higher average transaction prices outpacing the strengthening Canadian dollar.

Average delivered cash costs increased $36 per tonne, from the comparative period as significantly increased pulp fibre costs and costs associated with the USW strike more than offset performance improvements. Before the impact of specific items, average delivered cash costs were $637 per tonne, an increase of $1 per tonne, from the comparative period in 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	35

4. Financial condition

The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2007, and December 31, 2006:

(In millions of dollars)	2007	2006	Variance	Comment

Working capital	$221.3	$282.3	$(61.0)

Decrease reflects lower cash and cash equivalents, and receivables, partly offset by increase in current other assets as a result of adoption of CICA Section 3855 “Financial Instruments – Recognition and Measurement” and lower payables levels before back-out of non-cash items. Lower receivables and payables primarily due to curtailment in Q4, 2007.

Capital assets	1,912.8	2,023.1	(110.3)	Amortization expense exceeded capital asset additions. Refer to the “Investing activities” section for additional details on capital asset additions.

Other assets	51.1	40.8	10.3

Increase reflects higher long-term pension asset and long-term derivative financial instruments, partly offset by the reclassification of deferred financing costs to long-term debt pursuant to CICA Section 3855 “Financial Instruments – Recognition and Measurement” guidelines.

Total debt	785.8	860.5	(74.7)	Decrease reflects the stronger Canadian dollar, the reclassification of deferred financing costs to long-term debt, partly offset by increased utilization of our revolving operating facility.

Employee future benefits	211.7	187.2	24.5

Increase reflects a number of early retirements as part of the Company’s restructuring initiative, the change in underlying actuarial assumptions, and a reclassification from other long-term obligations.

Other long-term obligations	26.9	23.3	3.6	Increase reflects liabilities related to the Company’s restructuring initiative, partly offset by reclassification to employee future benefits.

Future income taxes and deferred credits	172.2	269.4	(97.2)

Decrease includes $22.4 million related to a reduction in corporate income tax rates and $14.0 million favourable outcome on an outstanding issue. The balance of the reduction primarily relates to future income taxes on 2007 losses.

Contributed surplus	12.1	9.3	2.8	Increase relates to the recording of stock-based compensation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

36	2007 ANNUAL REPORT

5. Liquidity and capital resources

Selected annual financial information

(In millions of dollars, except where otherwise stated)	2007	2006	2005

Cash flows (used) provided by operations before changes in non-cash working capital	$(52.8)	$136.8	$72.2
Changes in non-cash working capital	50.1	(9.6)	(11.5)

Cash flows (used) provided by Operations	(2.7)	127.2	60.7
Investing activities	(83.7)	(85.8)	(93.0)
Financing activities	50.9	(5.9)	6.3
Capital spending	85.8	93.2	95.2
Amortization [1]	176.4	207.1	180.3
Capital spending as % of amortization	49%	45%	53%
Total debt to total capitalization [2,3]	44%	46%	46%
Net debt to net capitalization [4,5]	44%	45%	46%
Net debt to EBITDA [4,6]	29.1	3.9	5.6
EBITDA to interest [6]	0.4	2.9	2.1

1    2006 amortization expense includes a $19.1 million impairment loss related to the permanent closure of the A3 paper machine, and $4.3 million in other asset impairments.

2    Total debt comprises long-term debt, including current portion.

3    Total capitalization comprises total debt and shareholders’ equity.

4    Net debt comprises total debt, less cash on hand.

5    Net capitalization comprises net debt and shareholders’ equity.

6    EBITDA is a non-GAAP measure. Refer to Section 9, “Non-GAAP measures” for further details.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	37

Selected quarterly financial information

(In millions of dollars, except where			2007					2006
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Cash flows (used) provided by operations before changes in non-cash operating working capital	$(52.8)	$3.1	$(18.1)	$(29.2)	$(8.6)	$136.8	$41.6	$40.3	$20.2	$34.7
Changes in non-cash working capital	50.1	30.4	(15.8)	25.9	9.6	(9.6)	1.5	(27.4)	18.2	(1.9)

Cash flows provided (used) by Operations	(2.7)	33.5	(33.9)	(3.3)	1.0	127.2	43.1	12.9	38.4	32.8
Investing activities	(83.7)	(17.8)	(23.7)	(22.2)	(20.0)	(85.8)	(39.6)	(18.8)	(16.8)	(10.6)
Financing activities	50.9	(15.7)	57.6	9.0	–	(5.9)	0.9	(0.1)	(0.1)	(6.6)
Capital spending	85.8	17.5	25.0	23.0	20.3	93.2	41.0	22.9	17.5	11.8
Amortization [1]	176.4	42.8	44.0	44.8	44.8	207.1	51.8	45.8	46.3	63.2
Capital spending as % of amortization	49%	41%	57%	51%	45%	45%	79%	50%	38%	19%
Total debt to total capitalization [2,3]	44%	44%	45%	44%	46%	46%	46%	44%	44%	46%
Net debt to net capitalization [4,5]	44%	44%	45%	44%	46%	45%	45%	43%	43%	46%
Net debt to EBITDA [4,6]	29.1	52.0	n/a	n/a	58.3	3.9	17.0	12.7	15.1	17.9
EBITDA to interest[6]	0.4	1.0	n/a	n/a	0.8	2.9	2.7	3.4	2.8	2.6

1    Quarter 1, 2006 amortization expense includes a $17.6 million impairment loss related to the permanent closure of the A3 paper machine. Quarter 4, 2006 amortization expense includes a $1.5 million impairment loss related to the permanent closure of the A3 paper machine and $4.3 million in other asset impairments.

2    Total debt comprises long-term debt, including current portion.

3    Total capitalization comprises total debt and shareholders’ equity.

4    Net debt comprises total debt, less cash on hand.

5    Net capitalization comprises net debt and shareholders’ equity.

6    EBITDA is a non-GAAP measure. Refer to Section 9, “Non-GAAP measures” for further details.

The Company’s principal cash requirements are for interest payments on its debt and for capital expenditures and working capital fluctuations. Cash flows are funded through operations and, where necessary, through the revolving operating facility (the “Facility”). If necessary, liquidity requirements may be funded through the issuance of debt, equity or both. Access to current and alternative sources of financing at competitive cost is dependent upon the Company’s credit ratings and capital market conditions. The Company believes that the cash flow from operations and the Facility will be sufficient to meet its anticipated capital expenditures and debt service obligations in the near and intermediate term.

Operating activities

Cash used by operating activities in 2007 was $2.7 million, compared to cash provided of $127.2 million in the previous year. The decrease of $129.9 million from the previous year is primarily related to $184.0 million decrease in EBITDA. This was partially offset by reductions in accounts receivable.

MANAGEMENT’S DISCUSSION AND ANALYSIS

38	2007 ANNUAL REPORT

Investing activities

Cash used for investing activities in 2007 was $83.7 million, compared to $85.8 million in the previous year. Investing activities are largely comprised of capital spending. Consequently, movements in cash flows are primarily due to changes in capital spending.

Capital spending for 2007 was $85.8 million. Major capital investments during the year included $8.1 million of the $10.8 million Crumb DIP project, which is expected to reduce the Company’s DIP costs, a $4.2 million dryer upgrade to Crofton’s No. 1 paper machine, a $5.1 million product distribution initiative at the Elk Falls division, and various other high-return capital projects.

Financing activities

Cash provided by financing activities in 2007 was $50.9 million, compared to cash used of $5.9 million in the previous year. The increase from the comparative period was primarily due to borrowing on the Facility of $47.5 million related to the decrease in operating cash flow.

Capital resources

The Company’s capital resources at December 31, 2007 included the amount available under the Facility. The Facility, together with operating cash flows, is expected to enable the Company to meet its minimum payments.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2007, excluding amounts due for interest on outstanding indebtedness.

Payments due by period
(In millions of dollars)	2008	2009	2010	2011	2012	Thereafter

Total debt	$1.2	$122.5	$0.7	$389.7	$0.8	$270.9
Operating leases	10.1	9.0	8.0	7.5	5.6	32.0
Other commitments	2.2	2.2	2.2	2.2	0.7	–

Total	$13.5	$133.7	$10.9	$399.4	$7.1	$302.9

Availability on the Company’s $350 million Facility at period-end is summarized in the following table:

	2007				2006
(In millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Borrowing base	$309.0	$326.9	$350.0	$350.0	$350.0	$350.0	$335.1	$345.5
Letters of credit	20.7	20.7	20.7	22.8	26.4	22.7	22.7	22.3
Amount drawn, net	47.5	67.1	9.4	–	–	–	–	–

Available to be drawn	$240.8	$239.1	$319.9	$327.2	$323.6	$327.3	$312.4	$323.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT 39

As of December 31, 2007, the Company had $240.8 million available on its $350 million Facility. The amount drawn on the Facility increased by $47.5 million in the year and the Company’s available liquidity decreased by $82.8 million. Of this decrease, $41.0 million was due to a reduction in borrowing base on the Company’s Facility as a result of lower accounts receivable and inventory following curtailment related to the USW strike and the indefinite closure of the A4 paper machine in September, 2007. The Company also spent $85.8 million related to its capital expenditure program and $23.6 million related to the ongoing restructuring program. Availability under the Facility is determined by a borrowing base, which is calculated based on accounts receivable and inventory balances. At December 31, 2007 the Company is in compliance with the covenants under its Facility, which includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30%, and shareholders’ equity above $779.3 million. At December 31, 2007, as calculated under the Facility, the Company’s funded debt/capitalization ratio was 42% (December 31, 2006 – 44%), secured debt/capitalization ratio was 4% (December 31, 2006 – 2%), and shareholders’ equity was $988.6 million (December 31, 2006 – $1,005.8 million).

Debt

Total long-term debt outstanding as at December 31, 2007 was $785.8 million. The Company’s net debt to net capitalization ratio as at December 31, 2007, was 44%, or 1% lower than December 31, 2006.

The following table illustrates the changes in the Company’s long-term debt for the year ended December 31, 2007:

Issue	January 1,	Net increase	Foreign	December 31,
(In millions of dollars)	2007[1]	(decrease)	exchange	2007

Recourse
Senior notes, 8.625% due
June 2011 (US$400.0 million)	$459.3	$0.5	$(70.9)	$388.9
Senior notes, 7.375% due
March 2014 (US$250.0 million)	288.8	2.1	(44.3)	246.6
Revolving operating facility of up to $350.0 million due July 2009 with interest based on Canadian Prime/ BA rates or U.S. Base/LIBOR rates	–	47.1	–	47.1
Capital lease obligation	5.0	3.6	–	8.6
Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	74.5	0.1	–	74.6
Subordinated promissory notes	19.5	–	–	19.5
Loan payable	1.0	(0.5)	–	0.5

Less current portion	(1.8)	0.6	–	(1.2)

Total long-term debt	$846.3	$53.5	$(115.2)	$784.6

1    Effective January 1, 2007, the Company adopted the CICA Sections “Comprehensive Income”, 3251 “Equity”, 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Disclosure and Presentation”, and 3865 “Hedges”.

The Company is in compliance with the covenants under its senior notes indentures. The Company’s Fixed Charge Coverage Ratio (“FCC Ratio”) under the senior notes indentures calculated on a 12-month trailing average was 0.8:1 as at December 31, 2007 (3.0:1 as at December 31, 2006). While the FCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur to “permitted debt” under the senior notes. Under the indenture of the 8.625% senior notes, “permitted debt” includes a) the existing

MANAGEMENT’S DISCUSSION AND ANALYSIS

40	2007 ANNUAL REPORT

8.625% and 7.375% senior notes, b) a credit facility basket in an amount equal to the greater of i) $725 million, and ii) the sum of 75% of the book value of the Company’s accounts receivable, 50% of the book value of the Company’s inventory, and $290 million, against which in either case utilization under the Company’s $350 million Facility is applied, c) purchase money debt and capital lease obligations in an amount equal to 5% of consolidated tangible assets, d) a $40 million general basket, and e) a $5 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety notes. The indenture for the 7.375% notes contains larger debt baskets, but while the 8.625% notes remain outstanding the Company is bound by their more restrictive provisions.

Also under the senior note covenants, the Company is restricted from making certain payments, including the payment of dividends, unless the balances in its restricted payments baskets are positive. The Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $189.0 million and negative $164.0 million, respectively, as at December 31, 2007 (negative $72.5 million and negative $47.5 million, respectively, as at December 31, 2006), as a result of the accumulation of losses in recent years.

Credit rating

In June 2007, Moody’s Investors Services, Inc. (“Moody’s”) revised the outlook on the Company’s debt ratings to negative from stable due to an expectation that with weak industry conditions and currency related pressures, the Company’s profitability and cash flow would decline during the year.

In June 2007, Standard & Poor’s Rating Services (“S&P”) lowered outlook to negative from stable and in October 2007 its long-term corporate credit and senior unsecured ratings to B from B+. The strong Canadian currency and weak newsprint prices were the primary factors cited in the downgrade.

In January 2008, Dominion Bond Rating Service (“DBRS”) confirmed its senior unsecured debt rating as BB and the outlook as negative.

The following table highlights the Company’s credit ratings and outlook with Moody’s, S&P and DBRS as at December 31, 2007, 2006, and 2005:

December 31,	2007	2006	2005

Moody’s
Outlook	Negative	Stable	Negative
Corporate family rating	B1	B1	B1
Senior unsecured debt	B2	B2	B1
Senior secured credit facility	Ba1	Ba1	Ba3
Standard & Poor’s
Outlook	Negative	Stable	Stable
Long-term issuer credit	B	B+	B+
Senior unsecured debt	B	B+	B+
Senior secured debt	BB-	BB-	BB-
Dominion Bond Rating Service
Outlook	Negative	Negative	Negative
Senior unsecured debt	BB	BB	BB

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	41

Financial instruments

In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues and long-term debt, which are predominately in U.S. dollars, and energy costs. In accordance with its foreign exchange risk management program, the Company manages its exposure to these risks through the use of financial instruments. The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes. The Company does not enter into financial instruments for speculative purposes.

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Section 3865, Hedges. Under these new guidelines the Company records all derivatives in its balance sheet at fair value. For further details, refer to Section 11, “Changes in accounting policies”.

Revenue risk management instruments

In respect of revenues, the Company uses foreign currency options and forward contracts to sell U.S. dollars. At December 31, 2007, the Company had foreign currency options and forward contracts with a notional principal of US$581 million with major financial institutions. Changes in the fair values of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of “Accumulated other comprehensive income” (“AOCI”) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, the gain or loss is reclassified from “AOCI” to “Sales”. Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”. At December 31, 2007, instruments having a notional principal of US$404 million are designated as hedging instruments. At year-end exchange rates, these instruments are reported at their fair value, which was $32.9 million at the end of 2007.

At December 31, 2007, commodity swap agreements were outstanding to fix the sales price on NBSK pulp and containerboard for 23,500 metric tonnes, and 1,750 short tons, respectively, within the next 12 months at a weighted average PIX price of US$823 per tonne and US$580 per ton. These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $1.0 million at the end of 2007.

Long-term debt risk management instruments

In respect of long-term debt, the Company is party to US$228 million at December 31, 2007, in forward foreign exchange contracts and options to acquire U.S. dollars over a seven-year period. These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on long-term debt”. At period-end exchange rates, these instruments are reported at their fair value, which was negative $5.4 million at the end of 2007.

Energy cost risk management instruments

To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company’s oil and gas requirements. The contracts are not designated as hedging instruments for accounting purposes and are reported on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Cost of sales”. At period-end contract rates, these instruments are reported at their fair value, which was negative $0.2 million at the end of 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS

42	2007 ANNUAL REPORT

Interest rate swaps

The Company occasionally uses interest rate swap contracts to manage its net exposure to interest rate changes. At December 31, 2007, the Company had pay-floating, receive-fixed interest rate swap contracts for notional US$80 million, and has designated them as hedging instruments. These derivatives are recorded on the balance sheet at their fair value. The effective portion of changes in the fair value of the derivatives is netted in “Long-term debt” and the ineffective portion is recognized in “Interest expense, net”. The Company will receive a fixed rate of 7.375%, and pay a floating rate averaging U.S. six-month LIBOR plus 2.0%. At period- end swap rates, these instruments are reported at their fair value, which was $4.1 million at the end of 2007.

6. Related party transactions

Effective October 23, 2006, Third Avenue Management LLC (“TAM”) became a significant shareholder together with its subsidiaries and affiliates. The Company did not undertake any transactions with TAM during the year ended December 31, 2007.

Directors and employees

The Company undertakes certain transactions with companies affiliated with its directors. These transactions are in the normal course of business and are on the same terms as those accorded to third parties. During 2007, the Company paid aggregate fees of approximately $8.7 million (2006 – $0.4 million) primarily for obligations under a building lease, for services related to trucking chips and sawdust, and other consulting services to companies affiliated with directors of the Company. In 2007, the Company also paid $0.7 million (2006 – $3.9 million) primarily for chemicals used in the manufacturing process to a company affiliated with a former officer and director of the Company. The Company charged these costs to “Cost of sales”.

The Company has advanced interest-free loans to a now former officer of the Company. As at December 31, 2007, the balance outstanding was $0.1 million (2006 – $0.1 million). These loans were issued prior to the enactment of the United States Sarbanes-Oxley Act of 2002, which prohibits such loans, effective July 30, 2002. The Company has made no loans to any of its directors or officers since that date.

7. Off-balance sheet arrangements

Guarantees

Business dispositions

The Company sold a portion of its operations in June 2001. In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. The Company provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit. The Company also provided a general indemnity capped at $5 million, which expired in 2004. The purchaser of the operations has advised the Company that, based on the terms of the purchase and sale agreement, it believes it may be entitled to indemnification under the general indemnity in connection with certain labour matters. The Company is unable to estimate any potential liability under these indemnities as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. As such, no liability has been recorded for these potential obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	43

Loans

The Company has entered into a building lease agreement whereby it will continue to make the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. At December 31, 2007, the value of the mortgage was $10.6 million. This agreement does not increase the Company’s liability beyond the obligations for the building lease.

Recycling plant acquisition

In connection with the acquisition of the paper recycling business in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that were issued to the vendors. Liability under these indemnities expires in November 2008, except that the indemnity related to title to the shares does not expire. The Company does not expect any significant claims with respect to these indemnities. The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings. The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. The Company is not liable for pre-existing environmental conditions.

8. Summary of quarterly results

The following table highlights selected financial information for the eight consecutive quarters ending December 31, 2007:

(In millions of dollars,		2007				2006
except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Sales	$381.0	$413.7	$441.8	$478.1	$470.6	$486.0	$469.6	$456.3
EBITDA [1]	15.1	(0.3)	(1.9)	14.1	48.5	62.8	52.4	47.3
Net earnings (loss)	12.4	(18.6)	0.2	(25.6)	(37.2)	2.5	42.4	(23.6)
Net earnings (loss) per share – basic and diluted	$0.06	$(0.09)	$0.00	$(0.12)	$(0.17)	$0.01	$0.20	$(0.11)

1     EBITDA is a non-GAAP measure. Refer to Section 9, “Non-GAAP measures” for further details.

In Q1, 2007, the net loss improved by $11.6 million ($0.05 per common share), compared to Q4, 2006, due largely to a $32.8 million increase in the after-tax foreign exchange gain arising from the translation of U.S.-dollar-denominated debt, and due to the absence of a $3.8 million after-tax impairment loss recorded in the previous quarter. These improvements were offset by $12.5 million in after-tax restructuring and change-of-control costs.

In Q2, 2007, the $25.8 million ($0.12 per common share) improvement in net earnings, compared to Q1, 2007, was related primarily to a $37.5 million increase in the after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt, and a $1.4 million release of future income taxes related to the reduction in the federal corporate income tax rate, which was partially offset by an increase of $0.2 million in after-tax restructuring and change-of-control costs and $0.8 million in after-tax finance related fees.

MANAGEMENT’S DISCUSSION AND ANALYSIS

44	2007 ANNUAL REPORT

In Q3, 2007, the $18.8 million ($0.09 per common share) decrease in net earnings, compared to Q2, 2007, was due largely to a $16.0 million decrease in the after-tax foreign exchange gain arising from the translation of U.S.-dollar-denominated debt, a negative impact of $8.8 million in after-tax costs related to the USW strike, an after-tax loss of $4.9 million on the sale of the A3 paper machine, and a $3.4 million after-tax increase in restructuring and change-of-control costs.

In Q4, 2007, the $31.0 million ($0.15 per common share) improvement in net earnings, compared to Q3, 2007, was due largely to a $35.0 million release of future income taxes, of which $21.0 million related to the reduction in the federal corporate income tax rate, and $14.0 million related to tax uncertainties resolved with the conclusion of an examination by the Canada Revenue Agency and a decrease of $14.7 million in after-tax and change-of-control costs in Q4.

The following table reconciles the average spot exchange rate to the Company’s effective rate for the eight consecutive quarters ending December 31, 2007:

US$/CDN$ foreign exchange		2007				2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Average spot rate	1.019	0.957	0.911	0.854	0.878	0.892	0.892	0.866
Revaluation of U.S. dollar working capital	0.008	0.040	0.051	0.006	(0.023)	(0.001)	0.022	(0.001)
Impact of hedging	(0.059)	(0.053)	(0.035)	(0.002)	0.018	(0.006)	(0.037)	(0.010)
Other	0.002	(0.009)	(0.011)	0.002	0.005	0.001	(0.005)	(0.002)

Effective rate	0.970	0.935	0.916	0.860	0.878	0.886	0.872	0.853

9. Non-GAAP measures

EBITDA (earnings before interest, taxes, depreciation and amortization and before other non-operating income and expenses), as defined equates to operating earnings (loss) plus amortization. As Canadian GAAP does not define a method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly-titled measures reported by other entities. The Company focuses on EBITDA, as the Company believes this measure enables comparison of its results between periods without regard to debt service, income taxes, and capital expenditure requirements. As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance. EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity.

The Company incurred some specific items in 2007 and 2006 that adversely or positively affected its average delivered cash costs per tonne, EBITDA, operating earnings (loss), and net earnings (loss), making the comparison of results difficult from period to period. The Company believes it is useful for readers to be aware of these items as it provides an indication of performance and comparative trends, excluding these specific items. Specific items include foreign exchange gain or loss on long-term debt, asset impairments, restructuring and change-of-control costs, financing related fees, income tax adjustments, the impact of significant labour disruptions, and other significant items of an unusual or non-recurring nature. The Company believes this is useful supplemental information, however, the Company’s measures

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	45

excluding specific items have no standardized meaning under Canadian GAAP and might not be comparable to similarly-titled measures reported by other entities. Readers should be cautioned that average delivered cash costs per tonne before specific items, EBITDA before specific items, EBITDA margin before specific items, net earnings (loss) before specific items and net earnings (loss) per share before specific items should not be confused with or used as an alternative to measures prescribed by Canadian GAAP.

The Company has reported free cash flow because management believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. As Canadian GAAP does not define a method of calculating free cash flow, the measure as calculated by the Company might not be comparable to similarly- titled measures reported by other entities and should not be considered an alternative to the consolidated statements of cash flows. While the closest GAAP measure is cash provided by operating activities less cash used by investing activities, free cash flow generated by operations is cash available after capital expenditures, but before proceeds from divested assets and changes in certain working capital items.

Refer to the tables below for a reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items, the impact of specific items by segment, net earnings (loss) as reported to net earnings (loss) before specific items, and reconciliation of free cash flow with cash provided by operating activities less cash used by investing activities and management’s calculation of free cash flow.

Reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items

(In millions of dollars)	2007	2006	2005

Net earnings (loss)	$(31.6)	$(15.9)	$(25.6)
Amortization	176.4	183.7	180.3
Impairment loss	–	23.4	–
Foreign exchange (gain) loss on translation of long-term debt	(103.9)	0.3	(24.7)
Other (income) expense, net	15.3	(1.8)	(4.5)
Interest expense, net	70.7	73.8	75.7
Income tax recovery	(100.0)	(54.0)	(46.6)
Non-controlling interest	0.1	1.5	0.6

EBITDA	$27.0	$211.0	$155.2

Specific items:
Restructuring costs	55.3	–	6.7
Change-of-control costs	9.4	–	–
Impact of USW strike	25.0	–	–

Total specific items	89.7	–	6.7

EBITDA before specific items	$116.7	$211.0	$161.9

MANAGEMENT’S DISCUSSION AND ANALYSIS

46	2007 ANNUAL REPORT

Reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items by quarter

			2007					2006
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Net earnings (loss)	$(31.6)	$12.4	$(18.6)	$0.2	$(25.6)	$(15.9)	$(37.2)	$2.5	$42.4	$(23.6)
Amortization	176.4	42.8	44.0	44.8	44.8	183.7	46.0	45.8	46.3	45.6
Impairment loss	–	–	–	–	–	23.4	5.8	–	–	17.6
Foreign exchange (gain) loss on long-term debt	(103.9)	(8.9)	(33.9)	(53.2)	(7.9)	0.3	31.6	(0.1)	(31.6)	0.4
Other (income) expense, net	15.3	6.6	7.2	1.8	(0.3)	(1.8)	(1.7)	0.4	(0.5)	–
Interest expense, net	70.7	15.4	18.4	18.4	18.5	73.8	18.3	18.4	18.7	18.4
Income tax expense (recovery)	(100.0)	(53.2)	(17.4)	(14.2)	(15.2)	(54.0)	(13.8)	(4.4)	(24.4)	(11.4)
Non-controlling interest	0.1	0.0	0.0	0.3	(0.2)	1.5	(0.5)	0.2	1.5	0.3

EBITDA	27.0	15.1	(0.3)	(1.9)	14.1	211.0	48.5	62.8	52.4	47.3

Specific items:
Restructuring costs	55.3	1.4	24.1	19.0	10.8	–	–	–	–	–
Change-of-control costs	9.4	0.6	0.3	0.3	8.2	–	–	–	–	–
Impact of USW strike	25.0	11.7	13.3	–	–	–	–	–	–	–
Total specific items	89.7	13.7	37.7	19.3	19.0	–	–	–	–	–

EBITDA before specific items	$116.7	$28.8	$37.4	$17.4	$33.1	$211.0	$48.5	$62.8	$52.4	$47.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	47

Impact of specific items by segment in 2007 by quarter

(In millions of dollars, except where otherwise stated)	Total	Q4	Q3	Q2	Q1

Specific items
Sales	$(80.7)	$(55.0)	$(25.7)	$–	$–
Cost of sales	55.7	43.3	12.4	–	–

Impact of the USW strike [1]	(25.0)	(11.7)	(13.3)	–	–
Restructuring costs	(55.3)	(1.4)	(24.1)	(19.0)	(10.8)
Change-of-control costs	(9.4)	(0.6)	(0.3)	(0.3)	(8.2)

EBITDA impact of specific items	$(89.7)	$(13.7)	$(37.7)	$(19.3)	$(19.0)

Segment EBITDA favourable (unfavourable) impact of specific items
Specialty paper	$(47.2)	$(3.6)	$(17.6)	$(12.9)	$(13.1)
Newsprint	(19.3)	(3.9)	(7.7)	(4.0)	(3.7)
Pulp	(23.2)	(6.2)	(12.4)	(2.4)	(2.2)

Total	$(89.7)	$(13.7)	$(37.7)	$(19.3)	$(19.0)

Segment EBITDA favourable (unfavourable) impact of restructuring and change-of-control costs only
Specialty paper	$(42.2)	$(1.8)	$(14.4)	$(12.9)	$(13.1)
Newsprint	(12.9)	(0.4)	(4.8)	(4.0)	(3.7)
Pulp	(9.6)	0.2	(5.2)	(2.4)	(2.2)

Total	$(64.7)	$(2.0)	$(24.4)	$(19.3)	$(19.0)

Lost sales due to USW strike (000 tonnes)
Specialty paper	3.2	0.4	2.8	–	–
Newsprint	82.8	62.2	20.6	–	–
Pulp	44.0	26.8	17.2	–	–

Total	130.0	89.4	40.6	–	–

Curtailed production due to USW strike (000 tonnes)
Specialty paper	7.2	4.0	3.2	–	–
Newsprint	98.9	65.8	33.1	–	–
Pulp	54.7	26.8	27.9	–	–

Total	160.8	96.6	64.2	–	–

1     The impact of the USW strike is based on management estimates. There were no significant restructuring and change-of-control costs or USW strike related costs in 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS

48	2007 ANNUAL REPORT

Reconciliation of net earnings (loss) as reported to net earnings (loss)
before specific items

(In millions of dollars and after-tax, except where otherwise stated)	2007	2006	2005

Net earnings (loss) as reported	$ (31.6)	$ (15.9)	(25.6)
Specific items (after taxes):
Foreign exchange loss (gain) on long-term debt	(86.2)	0.2	(20.7)
Impairment and loss on disposal	4.9	15.4	–
Restructuring and change-of-control costs	42.7	–	–
USW strike impact	16.5	–	–
Third Avenue Management tender offer	–	2.2	–
Financing related fees	0.8	–	–
Income tax adjustments	(36.4)	(26.9)	(18.3)

Net earnings (loss) before specific items	$ (89.3)	$ (25.0)	(64.6)

Net earnings (loss) per share in dollars:
As reported	$ (0.15)	$ (0.07)	$ (0.12)
Before specific items	$ (0.42)	$ (0.12)	$ (0.30)

Reconciliation of net earnings (loss) as reported to net earnings (loss)

before specific items by quarter

(In millions of dollars and after tax exempt where			2007					2006
where otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Net earnings (loss) as reported	$(31.6)	$12.4	$(18.6)	$0.2	$(25.6)	$(15.9)	$(37.2)	$2.5	$42.4	$(23.6)
Specific items (after taxes):
Foreign exchange loss (gain) on long-term debt	(86.2)	(7.4)	(28.1)	(44.1)	(6.6)	0.2	26.2	(0.1)	(26.2)	0.3
Impairment and loss on disposal	4.9	–	4.9	–	–	15.4	3.8	–	–	11.6
Restructuring and change-of-control costs	42.7	1.4	16.1	12.7	12.5	–	–	–	–	–
USW strike impact	16.5	7.7	8.8	–	–	–	–	–	–	–
Third Avenue Management tender offer	–	–	–	–	–	2.2	–	2.2	–	–
Financing related fees	0.8	–	–	0.8	–	–	–	–	–	–
Income tax adjustments	(36.4)	(35.0)	–	(1.4)	–	(26.9)	–	(4.0)	(22.9)	–

Net earnings (loss) before specific items	$(89.3)	$(20.9)	$(16.9)	$(31.8)	$(19.7)	$(25.0)	$(7.2)	$0.6	$(6.7)	$(11.7)
Net earnings (loss) per share in dollars:
As reported	$(0.15)	$0.06	$(0.09)	0.00	$(0.12)	$(0.07)	$(0.17)	$0.01	$0.20	$(0.11)
Before specific items	$(0.42)	$(0.10)	$(0.08)	$(0.15)	$(0.09)	$(0.12)	$(0.03)	$0.00	$(0.03)	$(0.06)

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	49

The following reconciles free cash flow with cash provided by operating activities less cash used by investing activities:

Years ended December 31,
(In millions)	2007	2006	2005

Cash provided by operating activities	$(2.7)	$127.2	$60.7
Cash used by investing activities	(83.7)	(85.8)	(93.0)
Proceeds from the sale of property and other assets	(6.5)	(3.5)	(3.5)
Other investing activities	4.4	(3.9)	1.3
Non-cash working capital changes except changes in taxes, interest and restructuring	(30.3)	9.0	12.6
Other [1]	32.4	0.6	2.7

Free cash flow	$(86.4)	$43.6	$(19.2)

1          2007 includes restructuring expenses, net of payments, in “Employee future benefits” and “Other long-term obligations” of $11.4 million and $8.1 million, respectively, on the balance sheet.

The following shows management’s calculation of free cash flow:

Years ended December 31,
(In millions)	2007	2006	2005

EBITDA	$27.0	$211.0	$155.2
Cash interest paid, net	(67.8)	(71.5)	(75.3)
Capital expenditures	(85.8)	(93.2)	(95.2)
Income taxes paid	(0.5)	(2.7)	(3.9)
Restructuring cost expense, over payments	40.7	–	–

Free cash flow	$(86.4)	$43.6	$(19.2)

10. Critical accounting policies and estimates

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 2 to the December 31, 2007 consolidated financial statements includes a summary of the significant accounting policies used in their preparation. While all of the significant accounting policies are important to the consolidated financial statements, some of these policies may be viewed as involving a high degree of judgement. On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, and income taxes. Actual results could differ from these estimates.

The following accounting policies require management’s most difficult, subjective and complex judgements, and are subject to a fair degree of measurement uncertainty.

MANAGEMENT’S DISCUSSION AND ANALYSIS

50	2007 ANNUAL REPORT

Environmental and legal liabilities

Environmental and legal liabilities are recorded on an undiscounted basis when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of applicable environmental regulations and estimates of remediation alternatives and the costs thereof. Provisions for liabilities relating to legal actions and claims require judgments regarding projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.

As at December 31, 2007, the Company had a provision of approximately $13 million for environmental, remedial and other obligations. The Company expects capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of the Company’s properties, will total approximately $1 million in 2008.

Impairment of long-lived assets

The Company reviews long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The Company tests for impairment using a two-step methodology:

(i)     Testing for impairment is accomplished by determining whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date, and

(ii)    If assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgements, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. Long-lived assets represented approximately 78% of total assets as at December 31, 2007. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the Company could potentially experience future material impairment charges.

In the fourth quarter of 2007, as a result of rapid strengthening of the Canadian dollar and the decline in North American consumption of newsprint, the Company conducted step (i) impairment tests on its paper and pulp assets. Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast prices, estimated useful life of the long-lived assets, production levels, production costs, market supply and demand, inflation, weighted average cost of capital, and capital spending. The assumptions are derived from information generated internally, independent industry research firms, and other external published reports and forecasts. The useful life of the Company’s assets was estimated at 20 years for paper assets and 5 to 10 years for pulp assets. Product sales prices and foreign exchange assumptions for years 2008 to 2012 were based on forecasts prepared by Resource Information Systems Inc. (“RISI”), an independent external firm. The foreign exchange assumption was CDN$1.00=US$1.015 in 2008 declining to CDN$1.00=US$0.8512 by 2012. Product sales prices and foreign exchange rate assumptions for 2013 and subsequent years were estimated by management based on long-term trend pricing for product sales prices and a long term expected foreign exchange rate of CDN$1.00=US$0.8800. The Company concluded that an impairment charge for the pulp and paper assets was not required in 2007 as the estimated undiscounted cash flows exceeded the carrying values.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	51

Pension and post-retirement benefits

The Company maintains various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. The Company retains independent actuarial firms to perform actuarial valuations of the fair value of the Company’s defined benefit pension and post-retirement benefit plan assets and benefit obligations, and advise on the amounts to be recorded in the Company’s financial statements. This information is determined using certain assumptions, based on historical and market data that directly impact the fair value of the assets and obligations as well as the charges disclosed in the Company’s financial statements. These assumptions include:

•      The discount rate which is used to estimate the actuarial present value of the various plan obligations. The Company, assisted by independent actuarial advisors, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments. The discount rate, as at December 31, 2007, was estimated to be 5.25%.

•      The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations. The Company, with the assistance of independent actuarial firms, annually sets the expected rate of return on plan assets to reflect the current view of long-term investment returns. As at December 31, 2007, a rate of return of 7.0% was determined by management in consultation with its independent actuarial advisors.

•      Salary increases used to estimate the impact that future compensation increases will have on pension and other post-retirement obligations. As at December 31, 2007, the rate of compensation increase of 2.5% was determined by management in consultation with its independent actuarial advisors.

•      Health care trend rates and mortality rates used to estimate the impact that future health care costs will have on pension and post-retirement obligations. As at December 31, 2007, a health care trend rate of 8.0% was determined by management in consultation with its independent actuarial advisors. The health care trend rate is expected to decline by 0.5% annually, and the ultimate health care rend rate is estimated to be 4.5%.

Actual experience can vary significantly from estimates and could materially impact the estimated cost of employee benefit plans and future cash requirements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

52	2007 ANNUAL REPORT

The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the accrued pension benefit obligation, and the accrued other employee future benefit and related net periodic benefit cost for 2007. This sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.

	Pension benefit plans		Other benefit plans

(In millions of dollars)	Accrued benefit obligation	Net 2007 expense	Accrued benefit obligation	Net 2007 expense

Expected rate of return on assets Impact of:
1% increase	NA	(2.7)	NA	NA
1% decrease	NA	2.7	NA	NA

Discount rate Impact of:
1% increase	(34.5)	(1.5)	(30.7)	(4.4)
1% decrease	37.9	4.7	35.7	5.0

Assumed overall health care cost trend Impact of:
1% increase	NA	NA	39.7	6.3
1% decrease	NA	NA	(31.0)	(5.1)

Provision for bad debt and doubtful accounts

The Company uses generally accepted practices in estimating required provisions for doubtful accounts and bad-debt losses arising on trade and other receivable balances. The Company’s estimate of the required allowance is a matter of judgement and the actual loss eventually sustained may be more or less than estimated.

The Company regularly reviews the collectibility of its accounts receivable. The Company records its allowance for doubtful accounts based on its best estimate of any potentially uncollectible accounts by highlighting those that are specifically high risk and applying judgement to determine its estimate. Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad-debt expense to be recorded. While the Company has not experienced any significant bad-debt expense in prior periods, declines in the economy could result in collectibility concerns. Accounts receivable balances for individual customers could potentially be material at any given time. The Company manages its credit risk principally through credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance for a majority of its receivables, periodically purchases accounts receivable puts on certain customers, and obtains bank letters of credit for some export markets or customers.

As at December 31, 2007, “Accounts receivable” comprised 8.7% of total assets. Included in this balance was a provision of $2.8 million for doubtful accounts, or 1.3% of accounts receivable (as at December 31, 2006, $3.1 million for doubtful accounts, or 1.1% of accounts receivable).

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	53

In January 2008, one of the Company’s larger customers, QuebecorWorld (less than 5% of sales), filed for bankruptcy protection in both Canada and the U.S. This customer continues to operate under the Canadian and U.S. bankruptcy laws, and continues to purchase from the Company under certain terms and conditions. Based on the estimated recoveries from this customer and the Company’s credit insurer, the Company believes its allowance for doubtful accounts as at December 31, 2007 is adequate to provide for probable losses existing in accounts receivable as at December 31, 2007.

Income taxes

The amounts recorded for future income tax assets and liabilities are based on various judgments, assumptions and estimates. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates for the years in which assets and liabilities are expected to be recovered or settled. For these years, a projection is made of taxable income and estimates made of the ultimate recovery or settlement of temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual.

The Company’s future tax assets are mainly composed of temporary differences relating to employee future benefits and loss carryforwards. Future tax liabilities are mainly composed of temporary differences pertaining to property, plant and equipment. Estimating the ultimate settlement period for these temporary differences requires judgment. The reversal of these temporary differences is expected to be at future substantially enacted rates which could change due to changes in income tax laws. As a result, a change in the timing of reversal or in the income tax rate could materially affect the future tax expense recorded in the consolidated statement of earnings. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by approximately $5.8 million.

In addition, the Company records provisions for federal, provincial and foreign taxes based on the respective tax laws of the jurisdictions in which the Company operates and its judgment as to the appropriate allocation of income and deductions to those jurisdictions. Canadian, U.S. and international tax laws are subject to interpretation and the Company’s judgment may be challenged by taxation authorities. In such circumstances, the final resolution of these challenges can result in settlements that differ from the Company’s estimated amounts.

11. Changes in accounting policies

On January 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, Section 1530, “Comprehensive Income”, Section 3865, “Hedges”, Section 3861, “Financial Instruments – Disclosure and Presentation”, and Section 3251, “Equity”. These standards introduce new requirements for recognition, measurement and disclosure of financial instruments, when and how hedge accounting may be applied, establishes the concept of comprehensive income and rules for reporting it and establishes rules for the presentation of equity and changes in equity. Prior period financial statements are not revised for the adoption of these new standards.

The adoption of these standards resulted in the Company recording on its balance sheet, at fair value, certain revenue and interest rate derivative financial instruments that were previously off balance sheet and the reclassification of its deferred financing costs against long-term debt. The detailed adjustments are provided in note 2(c) in the Company’s 2007 annual consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

54	2007 ANNUAL REPORT

12. Impact of accounting pronouncements affecting future periods

The new recommendations of the CICA Handbook Section 3031, “Inventories” provides significantly more guidance on the measurement of inventory and requires enhanced disclosures. This standard is effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The transitional rules for this standard require retrospective application at the beginning of the fiscal year. While the Company is currently assessing the impact of these new recommendations on its consolidated financial statements, it does not expect the recommendations to have a significant impact on its consolidated earnings.

The new recommendations of the CICA Handbook Section 1535, “Capital Disclosures” requires entities to provide additional disclosures relating to the Company’s objectives, policies and processes for managing capital. This standard is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007.

The CICA has released two new Handbook sections related to financial instruments: Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation”. These standards enhance existing disclosures in previously issued Section 3861, “Financial Instruments – Disclosures and Presentation”. The new recommendations under Section 3862, “Financial Instruments – Disclosures” require additional disclosures, relative to those currently required, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. This standard is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007.

13. Risks and uncertainties

The Company produces and markets pulp and paper products that are sold globally. The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers. However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties. These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in British Columbia.

In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships risks have with the Company’s strategic plan. Management provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A discussion of the principal uncertainties to which the Company is subject follows.

Fluctuations in markets and prices

The Company’s markets are commodity-based and cyclical in nature. Markets for the principal products are affected by fluctuations in supply and demand within each cycle, which in turn affect product prices. Demand has historically been determined by the level of economic growth and has been very closely tied to overall

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	55

business activity and personal income and the strength of print media advertising. The Company has limited influence over the timing and extent of price changes for its products. See Section 14, “Sensitivity analysis” for further details regarding the Company’s sensitivity to product price fluctuations.

The North American and global economies and the market for the Company’s products has weakened significantly over a period of several years and market conditions are expected to continue to be challenging over the next year. North American newsprint consumption declined in 2007 by 10.5% from 2006, and by 6.3% in 2006 from 2005. The Company believes this decline in newsprint demand will continue, although it has been able to mitigate the impact in part through its ability to switch grades. Adverse effects on the demand for our products may decrease our sales, operating earnings and cash flows.

Trends in advertising, electronic data transmission and storage, and the internet could have further adverse effects on traditional print media including our products and those of our customers. Our newspaper, telephone directory and retail customers may make increasing use of other forms of media and advertising instead of newsprint, uncoated groundwood and coated papers made by us. The extent to which the use of other media sources will reduce demand for our products, and the timing of any such reduction, is unknown.

Global competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price. A majority of the Company’s production is directed to markets outside Canada, where Canadian producers generally compete with American, European and Asian producers. Many of the Company’s competitors are larger and have greater financial resources than the Company and some of the mills operated by the Company’s competitors are lower cost producers than the mills the Company operates.

International sales

A significant portion of the Company’s sales are outside Canada and the United States. Therefore, the Company faces a number of risks including tariffs and other trade barriers, unfavourable business conditions or political and economic instability in certain foreign markets, fluctuations in foreign currencies, and difficulty in obtaining distribution and support.

Under the terms of the Company’s distribution agreement relating to the sale of paper in certain international markets, either party on six-months’ notice may terminate the agreement. If the agreement is terminated, the Company will be required to replace the distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

Foreign exchange

The Company’s profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar. Nearly all of the Company’s sales are in U.S. dollars, while a substantial portion of the Company’s costs and expenses are incurred, and results of operations and financial conditions are reported, in Canadian dollars. The value of the Canadian dollar in relation to the U.S. dollar has increased significantly in recent years. Further increases in the value of the Canadian dollar relative to the U.S. dollar would reduce the amount of revenue in Canadian dollar terms realized by the Company on sales made in U.S. dollars.

Fluctuations in foreign currencies affect the Company’s competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company’s competitiveness in world markets is affected by the relative strength of the currencies of other producing countries. The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7.375% and 8.625% senior notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

56	2007 ANNUAL REPORT

Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S.-dollar-denominated debt. The Company’s hedging policy for revenues includes 33% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. The revenue hedge program mitigates the impact of any rapid movements in currency by 20% to 40% over the near term. In addition, the Company considers future U.S. dollar revenues to provide a partial natural hedge for its U.S.-dollar-denominated debt.

Fibre supply

Since the Company has no significant timber holdings, operations are dependent on the supply by third parties of wood fibre. Approximately 48% of the Company’s fibre needs are provided by five suppliers. The Company’s fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, and shutdown of operations by suppliers or the Company for market or other reasons. Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors such as raw material availability, finished goods inventory levels, or interest rates and underlying demand for lumber in key markets.

Long-term fibre contracts with third parties are conducted at market prices or at prices determined under market-based formulas and represent approximately 69% of the Company’s pulp and paper mills’ wood fibre requirements. The solid wood segment of British Columbia’s forest industry has undergone significant consolidation and downsizing. As a result, there is no assurance that the Company will continue to be able to access wood fibre at the same levels achieved in the past; therefore, costs may be negatively impacted.

In 2007, U.S. housing starts declined 25% from 2006. The weak U.S. housing markets and the decline in other market conditions have caused British Columbia’s lumber producers to reduce their operations. The result is that such producers are not currently able to supply the Company with wood fibre at historical levels or prices. In early 2008 the Corporation announced curtailments of some of its operations as a result of its inability to obtain sufficient fibre at cost effective prices to enable it to run at full capacity. Further curtailments may be required if market conditions continue to decline.

The current infestation of the mountain pine beetle in the interior of British Columbia is expected to affect the long-term fibre supply in that region. The beetle attacks lodgepole pine forests and once attacked, pine trees typically die within the year. Approximately 30% of the Company’s fibre supply comes from the British Columbia interior and it is used primarily by the Powell River paper mill and Crofton kraft pulp mill. In three to five year’s time, the infestation could have a significant impact on the availability and cost of fibre used by those mills.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre. The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply. Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia’s timberlands, including areas where the forest tenures held by the Company’s suppliers are located. Although the renewal of forest tenures held by the Company’s suppliers may be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

The Company is also a large consumer of old newspapers and magazines. Ownership of Western Canada’s largest paper recycling facility enables the Company to secure 100% of its recycled fibre needs from this facility. While the supply remains reliable, the pricing is determined by the market and is subject to variability. Demand and prices for old newspapers have been increasing in recent periods due primarily to increased export demand.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT	57

The “Sensitivity analysis” section provides further details about the Company’s sensitivity to fibre cost movements.

Labour disruptions

Approximately three quarters of the Company’s pulp and paper mill employees are members of the Communications, Energy & Paperworkers Union of Canada (“CEP”), the Pulp, Paper and Woodworkers of Canada (“PPWC”) or the Canadian Office and Professional Employees Union (“COPE”) unions. Collective agreements with the CEP and PPWC unions expire in April 2008. The CEP Local 592 maintenance workers and Local 686 paperworkers in the Company’s Port Alberni mill have voted to accept a 5-year tentative agreement subject to the re-start of A4. Negotiations with the other Locals are ongoing. If an agreement is not reached, a strike or work stoppage by the CEP or PPWC could have a material adverse effect on the Company’s operations. The Company’s collective agreement with COPE, the smallest of the three unions, expires on April 30, 2012. Distribution centre employees are members of the Christian Labour Association of Canada (“CLAC”) and nine employees at the Port Alberni operations are members of the Office and Technical Employees Union (“OTEU”). The collective agreement with CLAC and OTEU both expire in April 2012.

The Company believes its labour relations are strong and does not anticipate labour disruptions in its operations. However, the Company may not be able to negotiate an acceptable contract with any of the Company’s unions upon expiration of these existing contracts. This could result in a strike or work stoppage by the affected workers. Renewal of contracts could result in higher wages or benefits paid to union members. Therefore, the Company could experience a significant disruption of its operations or higher ongoing labour costs, which could have a material adverse effect on the business, financial condition, results of operations and cash flow.

Many of the Company’s suppliers and service providers are unionized. Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could have a material adverse effect on the business.

Negotiations between the B.C. Maritimes Employers’ Association (“BCMEA”) and the International Longshoreman Workers’ Union (“ILWU”) are ongoing. In 2007, the Company’s sales to international customers were not impacted as there was no work stoppage associated with these negotiations. In the event where the parties fail to reach a labour agreement and a work stoppage occurs, there would be an interruption to the Company’s sales to international customers.

Aboriginal claims

The Company’s ability to operate its manufacturing facilities may be affected by aboriginal groups’ claims of aboriginal title and rights. The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations. In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in the Supreme Court of British Columbia. While the Company and other industrial companies have been named as parties in the court proceeding along with the two governments of Canada and British Columbia, counsel for the aboriginal group has advised the Company that the plaintiffs are currently negotiating with the two governments and have no intention of proceeding with the action at this time. Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.

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58	2007 ANNUAL REPORT

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect their decisions, such as the decision to issue or amend a regulatory permit, may affect aboriginal groups’ rights or title. This duty of consultation and accommodation may affect the Company’s ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits. In mid-2005 the Government of British Columbia initiated a “new relationship” policy related to Aboriginal interests that recognizes the need to find pre- treaty solutions to advance the consultation process and to reconcile governmental interests and Aboriginal interests. This new relationship policy is directed, in part, at improving decision-making affecting land and resource use. It is unclear what, if any, impact the new relationship policy will have on governmental decision making as it affects the Company.

Energy costs

The Company is a significant consumer of electrical power.

The Company’s electricity supply contracts are provincially regulated, and historically pricing has been very stable. The regulatory commission of the British Columbia Hydro and Power Authority (“BC Hydro”), approved an increase of 1.64% over BC Hydro’s rate prior to July 2006, effective February 1, 2007 and is charging an additional rate rider of 2% on all customer bills for the period February 1, 2007 to March 31, 2008. During Q4, BC Hydro proposed rate adjustments for industrial customers under its Stepped Rates program. Under the proposal, the Tier 2 rate would rise from $54.00 to $74.00, and will be accompanied by a proportionate downward adjustment of the Tier 1 rate. For the current BC Hydro fiscal year, the Company is not expected to consume any Tier 2 power. BC Hydro also is proposing a general increase for all customers, intended to take affect April 1, 2008. While the amount of the proposed increases is uncertain, the Company expects BC Hydro rate increases to be more significant in the future in response to a new B.C. energy policy mandating self-sufficiency by 2016. The Company believes that the Province’s electricity rates will continue to be low relative to other regions in North America, although future changes in electricity prices could have a significant impact on the Company’s earnings.

The majority of the Company’s fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors.

A portion of the Company’s exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply contracts, under a Board-approved energy program. The Company’s energy hedging policy is restricted to 20-70% of the net exposure for oil and gas. In addition, the Company reduces its exposure to fossil fuel prices through the use of lower priced alternatives.

Freight charges and chemical expenses also vary with oil and diesel fuel prices.

The “Sensitivity analysis” section provides further details about the Company’s sensitivity to energy cost fluctuations.

Legal proceedings

In the ordinary course of business, the Company occasionally will become party to legal proceedings, which are generally related to contract disputes and employment law. As at December 31, 2007, the final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on financial results.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT     59

Prior period losses

The Company has recorded a net loss in 7 of the last 12 quarters. These losses have arisen primarily as a result of the strengthening Canadian dollar and, to a lesser extent, market conditions. Should the Canadian dollar continue to strengthen, or should market conditions deteriorate to a greater extent, the Company may, over time, need to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

In particular, the Company’s pulp operations face significant challenges with the strong Canadian dollar and the cost and availability of fibre. Based on current projections the Company expects to operate its pulp facilities, but deterioration in market conditions or unplanned major capital expenditures may necessitate temporary or permanent curtailment.

Debt

The Company has a significant amount of debt, and its debt agreements contain various restrictive and financial covenants. The Company’s ability to pay interest on and satisfy its debt obligations will depend on its future operating performance and ability to obtain additional debt or equity financing when necessary. Prevailing economic conditions and financial, business and other factors beyond the Company’s control may affect its ability to make these payments. In addition, the Company’s debt level may limit its ability to obtain additional financing and increase its vulnerability to interest rate fluctuations. Should the challenging market conditions continue, the Company may, over time, have to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

Environmental matters

The Company’s operations are subject to a wide range of general and industry-specific environmental laws and regulations related to waste management. The costs of compliance with such laws and regulations can be significant. The Company could also incur significant costs, such as civil or criminal fines, sanctions and enforcement actions (including orders requiring remedial actions) and third party claims for property damage and personal injury, as a result of violations of, or liabilities under, environmental laws and regulations. The Company continually monitors its environmental performance and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

The federal government has recently indicated its intent to regulate priority air pollutants and greenhouse gases under the Clean Air Act. The forest products sector is named as one of the targeted sectors for regulation. The impact and associated cost of any such regulation is currently unknown, although it is anticipated that the government will consult with industry before finalizing any regulations.

The province of British Columbia is a signatory to the Western Climate Initiative, an organization of nine western provinces and states, whose mandate is to obtain a 15% reduction in greenhouse gases among member entities by 2020. In addition, the British Columbia government has announced a goal of reducing the provincial inventory of greenhouse gases by 33% by 2020. These organizations are in the early stages of developing policies to achieve their goals. It is too early to determine what their policies will be, the impact on the Company and whether the Company will have a deficit or surplus of carbon credits under any relevant regulatory scheme.

14.  Sensitivity analysis

The Company’s earnings are sensitive to fluctuations in:

Product price

The Company’s products are commodity-based and cyclical in nature. As a result, earnings are sensitive to price changes, with the effect of price changes on specialty paper grades and newsprint being the greatest.

MANAGEMENT’S DISCUSSION AND ANALYSIS

60      2007 ANNUAL REPORT

Foreign exchange

The Company’s products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar. As a result, the Company is exposed to foreign currency risk on accounts receivable and future sales.

Energy costs

The Company’s earnings could be significantly impacted by changes in prices and terms of energy supply contracts, as the Company is a significant consumer of electrical power, fossil fuels, and inputs whose pricing is highly correlated to energy.

Fibre

The Company’s supply of fibre is subject to market influences and has some degree of variability. Fibre supply includes wood chips, logs, sawdust and old newspapers (“ONP”).

The Company’s annual EBITDA, net earnings and earnings per share are estimated to be impacted by changes in product prices, foreign exchange and input costs as follows:

(In millions of dollars, except per-share amounts)	EBITDA	[5]	Net earnings	[1]	Earnings per share

Product prices[2]
A US$10 per tonne change in the sales price of:
Specialty paper	$10.9		$7.2		$0.03
Newsprint	6.1		4.0		0.02
Pulp	5.0		3.3		0.02
Foreign exchange[3]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	$10.8		$6.8		$0.03
Energy cost sensitivity[4]
A 5% change in the price of:
Natural gas and oil – direct purchases	$2.9		$1.9		$0.01
Electricity – direct purchases	7.5		4.9		0.02
Fibre sensitivity[4]
A 5% change in the price of:
Wood chips and sawdust	$16.3		$10.8		$0.05
ONP	1.4		0.9		Less than $0.01

1	Based on an expected tax rate of 34%.
2	Based on full 2007 capacities.
3	Based on a movement from US$1.01 to US$1.02, and excludes the Company’s hedging program and the impact of the Company’s translation of U.S.-dollar-denominated debt.
4	Based on 2007 consumption levels.
5	EBITDA is a non-GAAP measure. Refer to Section 9, “Non-GAAP measures” for further details.

15.  Outlook

2008 is likely to be impacted by a number of significant factors. A slowing U.S. economy and the possibility of a U.S. recession will result in challenging market conditions for our paper products in North America, although supply factors will also play a key role. Challenging U.S. lumber markets are likely to continue to impact the level of sawmill activity with a corresponding impact on fibre availability and cost for pulp and paper producers.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT     61

Fibre costs and supply

Weak log markets and a lack of road development due to the USW strike have contributed to a slower start-up of coastal logging operations in 2008. U.S. lumber market fundamentals are expected to remain weak in 2008 as the housing market continues to decline. Lumber prices continued to deteriorate in early 2008 and the amount of sawmill curtailment in B.C. and across North America is expected to increase. The Company’s Elk Falls E1 paper machine is currently curtailed, equivalent to 38,200 tonnes of newsprint production in Q1, as a result of the current shortage of virgin fibre. Based on the level of sawmill curtailment going forward, further curtailment of the Company’s operations could be required.

On February 7, 2008, TimberWest announced the permanent closure of its Campbell River sawmill, to be effective from May 9, 2008. The Company’s Elk Falls pulp and paper mill is adjacent to this sawmill and receives all the chips, sawdust and hog fuel that it produces. As an alternative, TimberWest has agreed to supply logs to the Company to replace a portion of the lost chip supply that will occur once the sawmill is shut. However, these logs are unlikely to be converted into chips until lumber market conditions improve and sawmill activity increases. Unless a cost effective replacement for the TimberWest fibre supply can be obtained (which the Company does not believe is likely in the short term), the Company expects to lose the equivalent of approximately 60,000 tonnes of paper production or 35,000 tonnes of pulp production (depending on the allocation of remaining fibre supplies) in the second half of 2008 as a result of this closure.

Demand and pricing

The Company expects price increases for most paper grades, despite flat demand for these grades, due to recent capacity closures and relatively low paper inventory. Fibre supply challenges are also expected to contribute to upward price pressure. Demand for NBSK pulp is expected to remain steady during the first half of 2008, with the expectation that benchmark prices will increase modestly in early 2008 and potentially soften in the latter half of the year due to increased capacity in the market.

In addition, net European paper exports to North America are expected to be lower in 2008 due to the strong Euro and reduced European paper capacity compared to previous years.

Labour negotiations

Approximately three quarters of the Company’s pulp and paper mill employees are members of various local Unions. Collective agreements with the CEP and PPWC unions expire in April 2008. Negotiations with these unions are ongoing and currently the CEP Local 592 maintenance workers and Local 686 paperworkers in the Company’s Port Alberni mill have voted to accept a 5-year tentative agreement subject to the re-start of A4. At this time, the Company is not anticipating a work stoppage will result from 2008 labour negotiations.

CDN/US$ exchange rates

Although the Canadian dollar has weakened slightly in early 2008, it is expected to remain strong due to a relatively strong labour market, strong global commodity markets, high energy prices and lower U.S. interest rates due to a weaker U.S. economy.

Capital spending

The Company’s program of high return capital projects was largely completed in 2007 and capital spending is expected to decline closer to basic maintenance levels of approximately $35 million in 2008.

Acquisition in 2008

On February 11, 2008, the Company announced that it has entered into a definitive agreement with a subsidiary of AbitibiBowater to acquire its Snowflake Arizona recycled newsprint mill for cash consideration of US$161 million. The purchase price excludes trade receivables of approximately US$19 million that are

MANAGEMENT’S DISCUSSION AND ANALYSIS

62      2007 ANNUAL REPORT

being retained by AbitibiBowater. The acquisition will be financed through a combination of the Company’s revolving credit facilities and a proposed $125 million rights offering. The acquisition will increase the Company’s total newsprint production capacity to approximately 980,000 metric tonnes.

16.  Disclosure controls and internal control over financial reporting

The Company conducted an evaluation under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, as of December 31, 2007, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that such disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim filings, and in Rules 13(a)-15(e) and 15(d)-15(e) promulgated under the United States Securities Exchange Act of 1934, as amended (“the U.S. Exchange Act”), are effective to ensure that information required to be disclosed by the Company in reports it files or submits under applicable Canadian and U.S. securities laws is (a) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Canadian and U.S. securities regulatory authorities and (b) accumulated and communicated to the Company’s management including the Company’s chief executive officer and chief financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that while the Company’s disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving their objectives, the Company’s chief executive officer and chief financial officer do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There have been no changes in the Company’s internal control over financial reporting that occurred during the period ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Section 404 of the United States Sarbanes-Oxley Act, “Management Assessment of Internal Controls” (“Section 404”), continues to require that management (a) have the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assess and report on the effectiveness of internal control over financial reporting annually. As of December 31, 2007, management has assessed the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has determined the Company’s internal control over financial reporting was effective as of December 31, 2007, and issued Management’s Report on Financial Statements and Assessment of Internal Control over Financial Statements dated February 5, 2008 to that effect.

The Company’s Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the board of directors. The board of directors has read and approved this MD&A. Through discussions with management, the board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

17.  Outstanding share data

At February 13, 2008, the Company had 214,684,129 common shares issued and outstanding.

Additional information about the Company including its most recent Annual Information Form is available on the Company’s website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 ANNUAL REPORT     63

MANAGEMENT’S RESPONSIBILITY

Management’s report on financial statements and
assessment of internal control over financial reporting

Catalyst Paper Corporation’s management is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements and related notes were prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, except note 28 which sets out the significant measurement differences had these statements been prepared in accordance with U.S. GAAP, and reflect management’s best judgments and estimates. Financial information provided elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for designing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes. Internal control over financial reporting include those processes and procedures that:

•                  pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company;

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and footnote disclosures;

•                  provide reasonable assurance that receipts and expenditures of the Company are appropriately authorized by the Company’s management and directors; and

•                  provide reasonable assurance regarding the prevention or timely detection of an unauthorized use, acquisition or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. Management based this assessment on the criteria for internal control over financial reporting described in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2007, the Company’s internal control over financial reporting was effective.

CONSOLIDATED FINANCIAL STATEMENTS

64      2007 ANNUAL REPORT

The Company’s independent auditor which audited and reported on the Company’s consolidated financial statements has also issued an auditors’ report on the Company’s internal control over financial reporting.

The Board of Directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of three non-management members of the Board of Directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls and internal and external auditing functions.

The consolidated financial statements have been reviewed by the Audit Committee, which has recommended their approval by the Board of Directors. These consolidated financial statements have been audited by KPMG LLP, the independent auditors, whose report follows.

Richard Garneau	David Smales
President and	Vice-President, Finance
Chief Executive Officer	and Chief Financial Officer

Vancouver, Canada
February 5, 2008

2007 ANNUAL REPORT     65

AUDITORS’ REPORT ON FINANCIAL STATEMENTS

To the shareholders of Catalyst Paper Corporation

We have audited the consolidated balance sheets of Catalyst Paper Corporation (“the Company”) as at December 31, 2007 and 2006 and the consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

February 5, 2008, except as to note 29 which is as of February 11, 2008

CONSOLIDATED FINANCIAL STATEMENTS

66      2007 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITORS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the shareholders and board of directors of Catalyst Paper Corporation

We have audited Catalyst Paper Corporation (“the Company”)’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT     67

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITORS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES) (continued)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the years ended December 31, 2007 and 2006, we also have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 5, 2008, except as to note 29 which is as of February 11, 2008, expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada

February 5, 2008

68	2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

Years ended December 31,
(In millions of dollars, except where otherwise stated)	2007	2006	2005

Sales	$1,714.6	$1,882.5	$1,823.9
Operating expenses
Cost of sales	1,574.6	1,609.3	1,604.3
Selling, general and administrative	48.3	62.2	57.7
Restructuring and change-of-control (note 5)	64.7	–	6.7
Amortization (note 13)	176.4	207.1	180.3

	1,864.0	1,878.6	1,849.0

Operating earnings (loss)	(149.4)	3.9	(25.1)
Interest expense, net (note 6)	(70.7)	(73.8)	(75.7)
Foreign exchange gain (loss) on long-term debt	103.9	(0.3)	24.7
Other income (expense), net (note 7)	(15.3)	1.8	4.5

Earnings (loss) before income taxes and non-controlling interest	(131.5)	(68.4)	(71.6)
Income tax recovery (note 8)	(100.0)	(54.0)	(46.6)

Net earnings (loss) before non-controlling interest	(31.5)	(14.4)	(25.0)
Non-controlling interest (note 4)	(0.1)	(1.5)	(0.6)

Net earnings (loss)	$(31.6)	$(15.9)	$(25.6)

Other comprehensive income (note 2 (c))	14.3	–	–

Comprehensive income (loss)	$(17.3)	$(15.9)	$(25.6)

Basic and diluted earnings (loss) per share (note 9) (in dollars)	$(0.15)	$(0.07)	$(0.12)
Weighted average common shares outstanding (in millions)	214.7	214.6	214.6

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	69

CONSOLIDATED BALANCE SHEETS

As at December 31,
(In millions of dollars)	2007	2006

Assets
Current assets
Cash and cash equivalents	$–	$35.5
Accounts receivable (note 10)	213.1	277.9
Inventories (note 11)	235.7	245.0
Prepaids and other (note 12)	40.7	15.4

	489.5	573.8
Property, plant and equipment (note 13)	1,912.8	2,023.1
Other assets (note 14)	51.1	40.8

	$2,453.4	$2,637.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 15)	$268.2	$291.5
Current portion of long-term debt	1.2	1.8

	269.4	293.3
Long-term debt (note 16)	784.6	858.7
Employee future benefits (note 17)	211.7	187.2
Other long-term obligations (note 18)	26.9	23.3
Future income taxes (note 8)	150.5	243.9
Deferred credits (note 19)	21.7	25.5

	1,464.8	1,631.9

Shareholders’ equity
Share capital (note 20)	913.9	913.6
Contributed surplus	12.1	9.3
Retained earnings	49.0	82.9
Accumulated other comprehensive income (note 2 (c))	13.6	–

	988.6	1,005.8

	$2,453.4	$2,637.7

Commitments, guarantees and indemnities and contingent liabilities (notes 24, 25 and 26)

Subsequent event (note 29)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the board:

Richard Garneau	Thomas S. Chambers
Director	Director

CONSOLIDATED FINANCIAL STATEMENTS

70	2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended December 31, (In millions of dollars, except where otherwise stated)	2007	2006	2005

Share capital (note 20)
Number of shares outstanding, beginning of year	214,604,120	214,604,120	214,604,120
Number of shares issued under stock option plan	80,009	–	–

Number of shares outstanding, end of year	214,684,129	214,604,120	214,604,120

Balance, beginning of year	$913.6	$913.6	$913.6
Stock options exercised	0.3	–	–

Balance, end of year	913.9	913.6	913.6

Contributed surplus
Balance, beginning of year	9.3	7.3	4.8
Stock option compensation expense	3.2	2.0	2.5
Stock options exercised	(0.4)	–	–

Balance, end of year	12.1	9.3	7.3

Retained earnings
Balance, beginning of year	82.9	98.8	124.4
Adoption of new accounting standards for financial instruments (note 2 (c))	(2.3)	–	–
Net earnings (loss)	(31.6)	(15.9)	(25.6)

Balance, end of year	49.0	82.9	98.8

Accumulated other comprehensive income (loss) (note 2 (c))
Balance, beginning of year	–	–	–
Adoption of new accounting standards for financial instruments	(0.7)	–	–
Unrealized net gain on cash flow hedges on revenue, net of tax of $13.8 million	28.4	–	–
Reclassification of net gain on cash flow hedges on revenue included in net loss, net of tax of $7.3 million	(14.1)	–	–

Balance, end of year	13.6	–	–

Total shareholders’ equity	$988.6	$1,005.8	$1,019.7

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	71

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, (In millions of dollars)	2007	2006	2005

Cash flows provided (used) by:
Operations
Net earnings (loss)	$(31.6)	$(15.9)	$(25.6)
Items not requiring (providing) cash
Amortization	176.4	183.7	180.3
Impairment loss on property, plant and equipment (note 3)	–	23.4	–
Loss (gain) on disposal of property, plant and equipment (note 7)	13.6	(1.1)	1.6
Future income taxes (note 8)	(100.7)	(56.1)	(51.6)
Foreign exchange loss (gain) on long-term debt	(103.9)	0.3	(24.7)
Employee future benefits, excess of expense over funding	6.7	6.4	(0.2)
Increase (decrease) in other long-term obligations	7.5	0.9	(7.4)
Non-controlling interest	0.1	1.5	0.6
Other	(20.9)	(6.3)	(0.8)

	(52.8)	136.8	72.2

Changes in non-cash working capital
Accounts receivable	64.2	(35.5)	(9.1)
Inventories	9.2	0.7	12.4
Prepaids and other	(5.0)	(0.9)	(6.7)
Accounts payable and accrued liabilities	(18.3)	26.1	(8.1)

	50.1	(9.6)	(11.5)

Cash flows provided (used) by operations	(2.7)	127.2	60.7

Investing
Additions to property, plant and equipment	(85.8)	(93.2)	(95.2)
Proceeds from sale of property, plant and equipment	6.5	3.5	3.5
Purchase price adjustment (note 23)	–	4.3	–
Increase in other assets	(4.4)	(0.4)	(1.3)

Cash flows used by investing activities	(83.7)	(85.8)	(93.0)

Financing
Increase (decrease) in revolving loan and loan payable	47.0	(5.5)	6.4
Deferred financing costs	–	–	0.1
Increase (decrease) in other long-term debt	3.6	(0.4)	(0.2)
Issue of shares from exercise of stock options	0.3	–	–

Cash flows provided (used) by financing activities	50.9	(5.9)	6.3

Cash and cash equivalents, increase (decrease) in the year	(35.5)	35.5	(26.0)
Cash and cash equivalents, beginning of year	35.5	–	26.0

Cash and cash equivalents, end of year	$–	$35.5	$–

Supplemental disclosures:
Income taxes paid	$0.5	$2.7	$3.9
Net interest paid	67.8	71.5	75.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

72	2007 ANNUAL REPORT

CONSOLIDATED BUSINESS SEGMENTS

Year ended December 31, 2007	Specialty			Corporate
(In millions of dollars)	paper	Newsprint	Pulp	adjustments	Consolidated

Sales to external customers	$ 919.6	$ 338.0	$ 457.0	$ –	$ 1,714.6
Inter-segment sales	–	–	45.3	(45.3)	–
Restructuring and change-of-control (note 5)	42.2	12.9	9.6	–	64.7
Amortization	101.3	33.2	41.9	–	176.4
Operating earnings (loss)	(75.1)	(56.9)	(17.4)	–	(149.4)
Total assets	1,306.6	662.0	468.2	16.6	2,453.4
Additions to property, plant and equipment	42.8	32.4	10.6	–	85.8

Year ended December 31, 2006	Specialty			Corporate
(In millions of dollars)	paper	Newsprint	Pulp	adjustments	Consolidated

Sales to external customers	$ 918.4	$ 529.8	$ 434.3	$ –	$ 1,882.5
Inter-segment sales	–	–	47.2	(47.2)	–
Restructuring and change-of-control	–	–	–	–	–
Amortization	94.6	45.8	43.3	–	183.7
Impairment loss	0.5	19.1	3.8	–	23.4
Operating earnings (loss)	9.7	6.9	(12.7)	–	3.9
Total assets	1,355.3	737.8	529.5	15.1	2,637.7
Additions to property, plant and equipment	48.4	34.4	10.4	–	93.2

Year ended December 31, 2005	Specialty			Corporate
(In millions of dollars)	paper	Newsprint	Pulp	adjustments	Consolidated

Sales to external customers	$ 900.5	$ 529.1	$ 394.3	$ –	$ 1,823.9
Inter-segment sales	–	–	46.6	(46.6)	–
Restructuring and change-of-control	0.5	6.2	–	–	6.7
Amortization	91.0	45.8	43.5	–	180.3
Operating earnings (loss)	24.8	12.3	(62.2)	–	(25.1)
Total assets	1,379.1	738.1	560.2	18.5	2,695.9
Additions to property, plant and equipment	49.3	23.6	22.3	–	95.2

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	73

CONSOLIDATED GEOGRAPHIC BUSINESS SEGMENTS

2007	Specialty
(In millions of dollars)	paper	Newsprint	Pulp	Total

Sales by shipment destination:
Canada	$ 121.0	$ 60.7	$ 14.5	$ 196.2
United States	712.2	145.7	47.0	904.9
Asia and Australasia	22.7	67.8	242.2	332.7
Latin America	59.9	61.6	36.7	158.2
Europe and Other	3.8	2.2	116.6	122.6

	$ 919.6	$ 338.0	$ 457.0	$1,714.6

2006	Specialty
(In millions of dollars)	paper	Newsprint	Pulp	Total

Sales by shipment destination:
Canada	$ 104.0	$ 88.7	$ 13.9	$ 206.6
United States	759.3	256.7	37.8	1,053.8
Asia and Australasia	15.6	106.0	201.0	322.6
Latin America	38.5	78.0	55.4	171.9
Europe and Other	1.0	0.4	126.2	127.6

	$ 918.4	$ 529.8	$ 434.3	$ 1,882.5

2005	Specialty
(In millions of dollars)	paper	Newsprint	Pulp	Total

Sales by shipment destination:
Canada	$ 91.7	$ 85.2	$ 19.8	$ 196.7
United States	743.6	269.3	37.5	1,050.4
Asia and Australasia	24.4	108.1	150.2	282.7
Latin America	39.9	66.1	41.9	147.9
Europe and Other	0.9	0.4	144.9	146.2

	$ 900.5	$ 529.1	$ 394.3	$ 1,823.9

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

74	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of dollars, except where otherwise stated

1. Nature of operations

Catalyst Paper Corporation, together with its subsidiaries and partnerships (collectively, the “Company”) is a significant specialty groundwood paper and newsprint producer in North America. The Company operates four manufacturing divisions, and one paper recycling division in British Columbia, Canada. The Company operates in three business segments.

Specialty Paper	•	Manufacture and sale of groundwood specialty printing paper.
Newsprint	•	Manufacture and sale of newsprint.
Pulp	•	Manufacture and sale of long and short fibre pulp and containerboard.

The Company manages its business based on the products that it manufactures and sells to customers. All manufacturing facilities are located in British Columbia. Inter segment sales consist of pulp transfers at cost.

The primary market for the Company’s paper products is North America. The primary markets for the Company’s pulp products are Asia, Australasia, and Europe.

2. Summary of significant accounting policies

The consolidated financial statements of the Company are expressed in millions of Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). These measurement differences are described in note 28 “Reconciliation of Canadian and United States generally accepted accounting principles”.

(a)   Basis of consolidation

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly owned subsidiaries and partnerships. In addition, the consolidated financial statements include the accounts of the Company’s joint venture, Powell River Energy Inc. (“PREI”), a variable interest entity. All inter-company transactions and amounts have been eliminated on consolidation.

(b)   Variable interest entities

Variable interest entities (“VIE”) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. The Company consolidates the accounts of VIEs where it has been determined that the Company is the primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity’s expected losses.

(c)   Changes in accounting policies

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Section 3855, “Financial Instruments – Recognition and Measurement”, Section 1530, “Comprehensive Income”, Section 3865, “Hedges”, Section 3861, “Financial Instruments – Disclosure and Presentation”, and Section 3251, “Equity”. These new standards, which apply to fiscal

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

years beginning on or after October 1, 2006, introduce new requirements for recognition, measurement and disclosure of financial instruments, when and how hedge accounting may be applied, establishes the concept of comprehensive income and rules for reporting it, and establishes rules for the presentation of equity and changes in equity. Prior period financial statements are not revised for the adoption of these new standards.

The new pronouncements require an entity to account for its derivatives at fair value at each balance sheet date. The effective portion of changes in the derivative fair values that qualify and are designated as cash flow hedges is deferred and recorded as a component of “Accumulated Other Comprehensive Income (Loss)” (“AOCI”), a component of shareholders’ equity, until the underlying transaction is recorded in earnings while the ineffective portion flows through net earnings. Changes in the derivative fair values that qualify and are designated as fair value hedges flow through net earnings at the same time as the hedged item. In addition, the new pronouncements also require entities to either expense deferred financing costs immediately or to net them against the carrying value of debt. The Company opted to net its deferred financing costs against debt.

The adoption of these standards resulted in the Company recording on its balance sheet, at fair value, certain revenue and interest rate derivative financial instruments that were previously off balance sheet and the reclassification of its deferred financing costs against long-term debt. This resulted in the following adjustments at January 1, 2007:

Assets
Prepaids and other	$(7.8)
Other assets	(12.0)

$(19.8)

Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$(0.2)
Long-term debt	(14.7)
Other long-term obligations	(0.2)
Future income taxes	(1.7)
Retained earnings	(2.3)
Accumulated other comprehensive income	(0.7)

$(19.8)

(d)   Use of estimates

The consolidated financial statements have been prepared in conformity with Canadian GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of assets, environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, bad debt and doubtful accounts and income taxes, based on currently available information. Actual amounts could differ from estimates.

CONSOLIDATED FINANCIAL STATEMENTS

76	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

(e)   Revenue recognition

The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer. Title to products is typically transferred to the customers at the time of shipment, and payment is based on agreed prices and credit terms contained in sales invoices. Customers have no contractual right of return.

(f)    Translation of foreign currencies

The majority of the Company’s sales are denominated in foreign currencies, principally U.S. dollars. Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred. Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

(g)   Derivative financial instruments

The Company uses derivative financial instruments in the management of foreign currency, and price risk associated with its revenues, energy costs and long-term debt. The Company also uses interest rate swaps to manage its net exposure to interest rate changes. The Company’s policy is to use derivatives for managing existing financial exposures and not for trading or speculative purposes. The Company accounts for its derivatives at fair value at each balance sheet date (note 2 (c)). Prior to January 1, 2007, the Company used hedge accounting to account for the derivative financial instruments designated as hedging instruments, and the fair value method to account for derivative financial instruments not designated as hedging instruments.

The Company designates the hedge relationship and formally documents at its inception, the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed. Risk management strategies and relationships are assessed on an on-going basis to ensure each derivative instrument is effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the exposure being hedged both at inception and over the term of the hedging relationship.

Realized and unrealized gains or losses associated with hedging instruments are recognized in earnings in the same period the hedge item is recognized. Realized and unrealized gains or losses when hedging instruments have ended or ceased to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the item being hedged.

Foreign exchange exposure to foreign currency revenue and related receivables, primarily in U.S. currency, is managed through the use of foreign exchange forward contracts and options to sell foreign currencies. Realized foreign exchange translation gains and losses from transactions formally designated as hedges are recognized concurrently with the hedged revenue in “Sales”. The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of AOCI until the underlying transaction is recorded in earnings. When the hedged item affects earnings, the gain or loss is reclassified from AOCI to “Sales”. Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

Price risk associated with the sale of products, primarily Northern Bleached Softwood Kraft (“NBSK”) pulp and containerboard, is managed from time to time through the use of commodity swap agreements. These contracts are not designated as hedging instruments for accounting purposes, and are reported at fair value in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet. Changes in fair value are recognized in “Sales”.

Price risk associated with the purchase of certain inputs, primarily oil and gas, is managed from time to time through the use of commodity swaps. These instruments are not designated as hedges for accounting purposes and are reported at their fair value in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet. Changes in fair value are recognized in “Cost of sales”.

Foreign currency exposure on long-term debt denominated in U.S. currency is managed through the use of forward contracts and options to purchase U.S. dollars. These instruments are not designated as hedging instruments for accounting purposes and are reported under “Other assets” or “Other long-term obligations” on the consolidated balance sheet at their fair value with changes in fair value recognized in “Foreign exchange gain (loss) on long-term debt”, offsetting the respective translation gains and losses on the underlying foreign currency long-term debt.

Exposure to interest rates on long-term debt is managed through the use of interest swaps. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These instruments are designated as fair value hedging instruments. The effective portion of changes in the fair value of the derivatives are netted in “long-term debt” and the ineffective portion is recognized in “Interest expense, net”.

Cash flows from derivative financial instruments that are designated as hedges and for which hedge accounting does not apply are classified in “Operations” on the consolidated statement of cash flows consistent with the hedged transaction.

(h)   Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at cost.

(i)    Inventories

Inventories other than supplies and work-in-progress which are valued at cost, are valued at the lower of average cost and net realizable value.

(j)    Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated amortization, including asset impairment charges. Interest costs are capitalized for capital projects in excess of $10 million and having a minimum duration of six months. Buildings, machinery and equipment are generally amortized on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets based on the estimated remaining economic lives are:

• Buildings	2.5% – 5.0%
• Paper machinery and equipment	5.0% – 10.0%
• Pulp machinery and equipment	10.0% – 20.0%

CONSOLIDATED FINANCIAL STATEMENTS

78	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

During periods of major production interruption, an obsolescence amount of 10% of normal amortization is charged on manufacturing machinery and equipment.

No amortization is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are deferred and amortized over a five-year period.

Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease.

When property, plant and equipment are sold by the Company, the historical cost less accumulated amortization is netted against the sale proceeds and the difference is included in “Other income (expense), net”.

(k)   Impairment of long-lived assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of its undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

(l)    Environmental costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Expenditures that prevent future environmental contamination are capitalized as part of “Property, plant and equipment”, and amortization is subsequently charged to earnings over the estimated future benefit period of the assets. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on an undiscounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

(m)  Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

The Company’s obligations for the proper removal and disposal of asbestos products in the Company’s mills meet the definition of a conditional asset retirement obligation. That is, the Company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose. The regulations require that friable asbestos be repaired or removed in accordance with the regulations.

The Company’s asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation. As a result of the longevity of the Company’s mills, due in part to the Company’s maintenance procedures, and the fact that the Company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the Company’s mills is indeterminate. As a result, the Company is currently unable to estimate the fair value of its asbestos removal and disposal obligation.

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

(n)   Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Deferred development costs are amortized over the life of the commercial production.

(o)   Deferred financing costs

Deferred financing costs represent the issuance costs of the Company’s long-term debt. These are netted against the carrying value of long-term debt (note 2 (c)) on the consolidated balance sheet and amortized using the effective interest rate method over the expected life of the related liability. Prior to January 1, 2007, deferred financing costs were included in “Other assets” on the consolidated balance sheet and related amortization was included in “Interest expense, net” on a straight-line basis over the term of the debt.

(p)   Share issue costs

Direct costs of issuing shares, net of income tax recoveries thereon, are applied to reduce the value of consideration assigned to such shares.

(q)   Stock-based compensation and other stock-based payments

Stock options and restricted share units granted to the Company’s key officers, directors and employees are accounted for using the fair value-based method. Under this method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to “Share capital” together with any related stock-based compensation expense. Performance and time based share-based payments are amortized over their vesting periods based on management’s best estimate.

Deferred share units are accounted for using the quoted market value at each reporting period until settlement, and are amortized over their vesting periods.

(r)    Income taxes

Income taxes are accounted for using the asset and liability method. Future income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted or substantively enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

(s)   Deferred credits

Deferred credits represent the excess of amounts assigned to future income tax assets for tax losses acquired in other than business combinations over the consideration paid. Deferred credits are amortized to “Income tax recovery” in the consolidated statement of earnings during the period that the acquired tax asset is utilized.

CONSOLIDATED FINANCIAL STATEMENTS

80	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

(t)    Employee future benefits

Pensions and other employee future benefits

The estimated cost for pensions and other employee future benefits provided to employees by the Company is accrued using actuarial techniques and assumptions during the employees’ active years of service. These plans include funded and unfunded defined benefit plans and defined contribution plans. The net periodic benefit cost includes:

•     the cost of benefits provided in exchange for employees’ services rendered during the year;

•     the interest cost of benefit obligations;

•     the expected long-term return on plan assets based on the fair value for all asset classes;

•     gains or losses on settlements or curtailments;

•              the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans as of the date such costs are first recognized, unless there are no active employees or the period is less than five years, in which case such costs are amortized over five years, and

•              the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year over the average remaining service period of the active employee group covered by the plans, unless there are no active employees or the period is less than five years, in which case such costs are amortized over five years.

The defined benefit plan obligations are determined in accordance with the projected benefit method prorated on services.

(u)   Earnings per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average shares outstanding during the reporting period. Diluted earnings (loss) per share is computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, including when the Company has incurred a loss for the period, basic and diluted loss per share are the same.

(v)   Comparative figures

Certain comparative figures disclosed in the consolidated financial statements have been reclassified to conform with the presentation adopted for the current year.

3. Measurement uncertainty – impairment of long-lived assets

The Company reviews long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The Company tests for impairment using a two-step methodology:

(i)         Testing for impairment is accomplished by determining whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date, and

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

(ii)       If assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. Long-lived assets represented approximately 78% of total assets as at December 31, 2007. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the Company could potentially experience future material impairment charges.

In the fourth quarter of 2007, as a result of rapid strengthening of the Canadian dollar and the decline in North American consumption of newsprint, the Company conducted step (i) impairment tests on its paper and pulp assets. Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast prices, estimated useful life of the long-lived assets, production levels, production costs, market supply and demand, inflation, weighted average cost of capital, and capital spending. The assumptions are derived from information generated internally, independent industry research firms, and other external published reports and forecasts. The useful life of the Company’s assets was estimated at 20 years for paper assets and 5 to 10 years for pulp assets. Product sales prices and foreign exchange assumptions for years 2008 to 2012 were based on forecasts prepared by Resource Information Systems Inc. (“RISI”), an independent external firm. The foreign exchange assumption was CDN$1.00 = US$1.015 in 2008 declining to CDN$1.00=US$0.8512 by 2012. Product sales prices and foreign exchange rate assumptions for 2013 and subsequent years were estimated by management based on long-term trend pricing for product sales prices and a long term expected foreign exchange rate of CDN$1.00=US$0.8800. The Company concluded that an impairment charge for the pulp and paper assets was not required in 2007 as the estimated undiscounted future cash flows exceeded the carrying values.

As at December 31, 2007, the net book value of the indefinitely curtailed No. 4 paper machine in Port Alberni was $63 million. The Company has not recorded an impairment for the indefinite curtailment. The Company will monitor market and other conditions and assess whether they improve sufficiently to allow this machine to be placed back into production. To the extent that conditions do not improve in a reasonable period of time and to the levels necessary to restart the machine, a write-down may have to be recorded in the future.

In 2006, the Company recorded an impairment loss of $23.4 million, of which $19.1 million related to the permanent closure of its Port Alberni No. 3 paper machine and ancillary assets, and $4.3 million related to assets that were previously idled and where the Company determined the assets would not be used again in the future. The estimated fair value of these assets was based on the present value of the estimated asset proceeds net of dismantling and selling costs. The impairment loss was recorded in the Company’s amortization expense.

4. Variable interest entities

The Company has a 50.0% interest in Powell River Energy Inc. (“PREI”). The Company consolidates 100% of PREI in accordance with Accounting Guideline 15, “Consolidation of Variable Interest Entities”. PREI consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric stations in British Columbia with installed capacity of 82 Megawatts. The Company purchases 100% of the power generated by PREI. Prior to January 1, 2005, PREI was accounted for using the proportionate consolidation method.

CONSOLIDATED FINANCIAL STATEMENTS

82	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

The Company has limited access to PREI’s assets, which generally takes the form of interest on loans, management fees and earnings distributions based on the Company’s interest in PREI. In addition, creditors of PREI have recourse limited to the assets in PREI. Condensed financial information with respect to PREI is as follows:

Years ended December 31,	2007	2006	2005

Condensed statement of earnings
Sales – affiliate [1]	$19.2	$19.6	$19.9

Cost of sales	5.1	5.3	5.9
Amortization	3.3	2.9	2.8

	8.4	8.2	8.7

Operating earnings	10.8	11.4	11.2
Interest expense	(8.2)	(8.1)	(8.4)
Interest expense – affiliate [1]	(3.1)	(3.1)	(3.5)
Other expense, net	(4.2)	(0.3)	–
Income tax recovery	4.9	3.0	1.9

Net earnings [2]	$0.2	$2.9	$1.2

As at December 31,	2007	2006

Condensed balance sheets
Current assets	$3.8	$2.7
Property, plant and equipment	118.2	118.7
Other assets	–	0.6

	$122.0	$122.0

Current liabilities	17.9	11.9
Long-term debt	94.1	94.5
Long-term debt – affiliate [1]	21.5	21.5
Future income taxes	20.7	25.3
Shareholders’ deficit [2]	(32.2)	(31.2)

	$122.0	$122.0

1     Balances with Catalyst Paper Corporation.

2     50% is included in the Company’s non-controlling interest.

During 2007, the Company took over the management of the warehouse facility that houses a large portion of the Company’s paper products from a previously designated potential VIE. As a result, this entity is no longer a potential VIE. The Company has identified one other potential VIE, but has not been able to obtain the financial information necessary to evaluate whether the entity is a VIE, or if the entity is a VIE, whether the Company is the primary beneficiary. The potential VIE is a private entity and, as such, is unwilling to share financial information with the Company. The Company has entered into a building lease agreement

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

with this potential VIE whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at December 31, 2007, the principal amount of the mortgage was $10.6 million (2006 – $11.9 million). This agreement does not increase the Company’s liability beyond the obligation under the building lease.

5. Restructuring and change-of-control costs

In 2007, the Company announced and implemented, in various phases during the year, a restructuring program which included reductions of approximately 565 positions across the Company, the relocation of the Corporate office, and the centralization of certain mill administrative functions. This plan was substantially completed during the year and the Company incurred $58.3 million of restructuring costs, of which $3.0 million was capital related. Restructuring expenses and provisions are primarily severance related and have been recorded in accordance with the Emerging Issues Committee Abstract No. 134, “Accounting for Severance and Termination Benefits”.

For the year ended December 31, 2007, the Company also expensed $8.3 million for change-of-control payments, pension benefits and stock compensation to the now former President and Chief Executive Officer, and the now former Vice-President, Finance and Chief Financial Officer, who exercised their rights under Amended and Restated Change of Control Agreements and resigned their positions. These rights were triggered upon the acquisition by Third Avenue Management LLC of control or direction over 37.8% of the Company’s common shares in October, 2006. In addition, the Company expensed $1.1 million in change-of-control costs related to employee retention agreements that required certain key employees to remain actively employed by the Company for one year following a change-of-control.

The Company’s restructuring and change-of-control expenses and related provisions at December 31, 2007 are as provided in the following table.

Balance, beginning of year	$–
Expensed in year	64.7
Disbursements	(23.6)
Other non-cash items	(0.4)

Balance, end of year	$40.7

Classification:
Accounts payable and accrued liabilities (note 15)
Restructuring and change-of-control	$20.0
Accrued benefit obligation – pension plan (note 17)	1.2
Employee future benefits (note 17)	11.4
Other long-term obligations (note 18)	8.1

$40.7

At December 31, 2007, no significant expenses remain to be accrued or recorded under the initiatives noted above. Any variances from current estimates will be recorded in subsequent periods.

CONSOLIDATED FINANCIAL STATEMENTS

84  2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

6. Interest expense, net

The components of interest expense, net, for the years ended December 31 were as follows:

	2007	2006	2005

Interest on long-term debt	$71.7	$72.5	$76.8
Fixed-to-floating interest rate swaps	–	(1.2)	(3.9)
Amortization of deferred financing costs	–	2.9	3.0
Other	0.1	0.9	0.7

	71.8	75.1	76.6
Capitalized interest	(0.2)	–	–
Interest income	(0.9)	(1.3)	(0.9)

	$70.7	$73.8	$75.7

7. Other income (expense), net

The components of other income (expense), net, for the years ended December 31 were as follows:

	2007	2006	2005

Gain (loss) on disposal of property, plant and equipment	$(13.6)	$1.1	$(1.6)
Financing expenses	(1.2)	–	–
Other	(0.5)	0.7	6.1

	$(15.3)	$1.8	$4.5

During the year ended December 31, 2007, the Company recognized $7.5 million loss on sale of the Company’s previously permanently closed Port Alberni No. 3 paper machine and ancillary assets. This is included in “Gain (loss) on disposal of property, plant and equipment”.

Financing expenses for the year ended December 31, 2007 were in respect of the proposed $200 million private debt placement which the Company decided to withdraw due to adverse market conditions.

8. Income taxes

The components of income tax recovery for the years ended December 31 were as follows:

	2007	2006	2005

Current	$0.7	$2.1	$5.0
Future	(78.3)	(33.2)	(37.4)
Release of future taxes related to reduction in corporate income tax rates	(22.4)	(22.9)	(14.2)

	$(100.0)	$(54.0)	$(46.6)

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT  85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2007		2006		2005

Income tax recovery at Canadian statutory
income tax rates	$(44.7)	34.0%	$(23.3)	34.1%	$(24.9)	34.8%
Increase (decrease) in income taxes for:
Non-taxable income and expenses	(14.9)	11.3	0.8	(1.2)	(2.5)	3.5
Difference in foreign tax rate	(1.7)	1.3	(1.8)	2.6	(2.0)	2.8
Release of future income taxes related to reduction in corporate income tax rates	(22.4)	17.0	(22.9)	33.5	(14.2)	19.8
Change in the future income tax estimate	(14.4)	11.0	(4.5)	6.6	–	–
Adjustment to deferred credits	(2.3)	1.7	1.0	(1.4)	(5.0)	7.0
Large corporations tax	–	–	(0.3)	0.4	3.5	(4.9)
Other	0.4	(0.3)	(3.0)	4.4	(1.5)	2.1

Income tax recovery	$(100.0)	76.0%	$(54.0)	79.0%	$(46.6)	65.1%

The tax effects of temporary differences that give rise to significant future tax liabilities (assets) were as follows at December 31:

	2007	2006

Future income tax liabilities
Property, plant and equipment	$229.2	$396.1
Other	61.7	92.6

	290.9	488.7

Future income tax assets
Non-capital loss carry-forwards	(77.9)	(179.4)
Employee future benefits	(54.8)	(60.7)
Other	(11.8)	(10.5)

	(144.5)	(250.6)
Valuation allowance	4.1	5.8

	(140.4)	(244.8)

Net future income tax liability	$150.5	$243.9

CONSOLIDATED FINANCIAL STATEMENTS

86  2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

9. Earnings per share

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2007	2006	2005

Net earnings (loss) reported	$(31.6)	$(15.9)	$(25.6)
Weighted average shares used in computation of basic earnings per share (in millions)	214.7	214.6	214.6
Weighted average shares from assumed conversion of dilutive options (in millions)	–	–	–
Weighted average shares used in computation of diluted earnings per share (in millions)	214.7	214.6	214.6
Basic and diluted earnings (loss) per share (in dollars)	$(0.15)	$(0.07)	$(0.12)

10. Accounts receivable

The components of accounts receivable at December 31 were as follows:

	2007	2006

Trade receivables	$197.0	$267.0
Less: Allowance for doubtful accounts	(2.8)	(3.1)

	194.2	263.9
Sales taxes receivable	8.3	4.4
Other	10.6	9.6

	$213.1	$277.9

11. Inventories

The components of inventories at December 31 were as follows:

	2007	2006

Finished goods
Specialty paper	$40.6	$44.1
Newsprint	10.3	26.8
Pulp	24.3	25.3

Total finished goods	75.2	96.2
Work-in-progress	1.5	1.4
Raw materials – wood chips, pulp logs and other	41.0	33.0
Operating and maintenance supplies and parts	118.0	114.4

	$235.7	$245.0

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT  87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

12. Prepaids and other

The components of prepaids and other at December 31 were as follows:

	2007	2006

Derivative financial instruments	$32.0	$6.1
Property taxes, insurance and licences	3.7	4.7
Other	5.0	4.6

	$40.7	$15.4

13. Property, plant and equipment

The components of property, plant and equipment at December 31 were as follows:

		Accumulated	Net book
2007	Cost	amortization	value

Buildings and land
Specialty paper and newsprint	$472.2	$172.2	$300.0
Pulp	117.1	59.7	57.4
Machinery and equipment
Specialty paper and newsprint	2,562.9	1,281.2	1,281.7
Pulp	883.5	609.8	273.7

	$4,035.7	$2,122.9	$1,912.8

		Accumulated	Net book
2006	Cost	amortization	value

Buildings and land
Specialty paper and newsprint	$471.4	$158.4	$313.0
Pulp	116.4	54.0	62.4
Machinery and equipment
Specialty paper and newsprint	2,518.9	1,181.4	1,337.5
Pulp	881.1	570.9	310.2

	$3,987.8	$1,964.7	$2,023.1

During 2007, interest of $0.2 million (2006 – $nil) was capitalized in connection with capital projects.

At December 31, 2007, a net carrying amount of $8.3 million (2006 – $4.6 million) included in machinery and equipment is held under capital leases, $10.4 million for cost (2006 – $6.3 million) and $2.1 million for accumulated amortization (2006 – $1.7 million).

CONSOLIDATED FINANCIAL STATEMENTS

88  2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

14. Other assets

The components of other assets at December 31 were as follows:

	2007	2006

Accrued benefit asset – pension plan (note 17)	$16.6	$1.8
Deferred financing costs (note 2 (c))	–	14.9
Non-controlling interest (note 4)	16.1	15.6
Deferred charges and other	13.4	8.5
Derivative financial instruments	5.0	–

	$51.1	$40.8

15. Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities at December 31 were as follows:

	2007	2006

Trade payables	$135.7	$150.8
Accrued payroll and related liabilities	74.9	85.1
Restructuring and change-of-control (note 5)	20.0	–
Accrued benefit obligation – pension plan (note 17)	5.5	4.5
Accrued benefit obligation – other employee future benefit plans (note 17)	6.7	6.3
Accrued interest	9.2	10.6
Other	16.2	34.2

	$268.2	$291.5

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT  89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

16. Long-term debt

The Company’s long-term debt at December 31 was as follows (note 2 (c)):

	2007	2006

Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million)	$388.9	$468.7
Senior notes, 7.375% due March 2014 (US$250.0 million)	246.6	291.3

	635.5	760.0
Revolving operating facility of up to $350.0 million due July 2009	47.1	–
Capital lease obligations	8.6	5.0

	691.2	765.0

Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	74.6	75.0
Subordinated promissory notes	19.5	19.5
Short-term loan payable	0.5	1.0

	94.6	95.5

Total debt	785.8	860.5
Less: Current portion	(1.2)	(1.8)

	$784.6	$858.7

Borrowings under the revolving operating facility (the “Facility”) bear interest at a rate based on Canadian dollar banker’s acceptance/prime or U.S. dollar LIBOR/base rates, plus a margin that varies with the Company’s credit rating. The interest rates on borrowings under the Facility averaged 7.3% in 2007 (2006 – 7.3%). A commitment fee at a percentage of the margin applies to the undrawn portion of the Facility. Substantially all of the assets of the Company are pledged as security under the $350.0 million Facility. Its availability is determined by a borrowing base which is calculated based on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders’ equity above $779.3 million as at December 31, 2007. At December 31, 2007, as calculated under the Facility, the Company’s funded debt/capitalization ratio was 42% (December 31, 2006 – 44%), secured debt/capitalization ratio was 4% (December 31, 2006 – 2%) and shareholders’ equity was $988.6 million (December 31, 2006 – $1,005.8 million). The borrowing base at December 31, 2007 was $309.0 million and after drawings of $47.5 million and outstanding letters of credit of $20.7 million, $240.8 million was available to the Company. A springing interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility. At December 31, 2007, no such debt has been incurred.

CONSOLIDATED FINANCIAL STATEMENTS

90	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

The indentures and agreements governing the Company’s senior notes and the Facility contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain payments including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates. At December 31, 2007, the Company was in compliance with the covenants under both its Facility and senior notes. The Company’s Fixed Charge Coverage Ratio (“FCC Ratio”) under the senior note indentures, calculated on a 12-month trailing average, was 0.8:1 at December 31, 2007 (December 31, 2006 – 3.0:1). While the FCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur to “permitted debt” under the senior notes. Under the indenture for the 8.625% senior notes, “permitted debt” includes a) the Company’s existing 8.625% notes and 7.375% notes, b) a credit facility basket in an amount equal to the greater of (i) $725 million and (ii) the sum of 75% of the book value of the Company’s accounts receivable, 50% of the book value of the Company’s inventory and $290 million, against which in either case utilization under the Company’s $350 million Facility is applied, c) purchase money debt and capital lease obligations in an amount equal to 5.0% of the Company’s consolidated tangible assets, d) a $40 million general basket, and e) a $5 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds. The indenture for the 7.375% notes contains larger debt baskets, but while the 8.625% notes remain outstanding, the Company is bound by their more restrictive provisions. Also, the Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $189.0 million and negative $164.0 million, respectively as at December 31, 2007, as a result of accumulated losses in recent years (December 31, 2006 – negative $72.5 million and negative $47.5 million, respectively). Under the senior note covenants, the Company cannot pay dividends unless the balance in these baskets is positive.

Non-recourse debt is debt owed by PREI. The Company has a 50% interest in PREI, and consolidates 100% of it as PREI is a VIE in which the Company is the primary beneficiary.

Scheduled total debt repayments	Recourse debt	Non-recourse debt (PREI)

2008	$0.7	$0.5
2009	47.9	74.6
2010	0.7	–
2011	389.7	–
2012	0.8	–
Thereafter	251.4	19.5

	$691.2	$94.6

Fair value of total debt

The following estimated fair values of the Company’s total debt at December 31 have been determined based on management’s best estimate of the fair value to refinance debt with similar terms at the respective year-end dates:

	2007	2006

Recourse	$573.9	$750.1
Non-recourse (PREI)	96.5	96.5

	$670.4	$846.6

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

17. Employee future benefits

Description of benefit plans

The Company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994, enroll in the defined contribution segment.

The defined benefit segment provides a pension based on years of service and earnings. For the defined contribution segment, the Company’s contributions are based on a percentage of an employee’s earnings with the Company’s funding obligations being satisfied upon crediting contributions to an employee’s account.

The Company also maintains pension benefits for former hourly employees that are not covered by union pension plans.

The Company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents. Assumed health care trend rates have a significant effect on the amounts reported for the post-retirement medical plans.

Total cash payments

Total cash payments for employee future benefits for the year ending December 31, 2007, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans and cash contributed to its defined contribution plans, was $36.2 million (2006 – $33.9 million).

Unionized employees of the Company are members of multi-employer industry-wide pension plans to which the Company contributes a predetermined amount per hour worked by an employee. The pension expense for these plans is equal to the Company’s contribution of $17.2 million in 2007 (2006 – $18.0 million; 2005 – $18.3 million).

Defined benefit plan

The Company measures the fair value of plan assets and the accrued benefit obligations for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the majority of pension plans for funding purposes was as of December 31, 2006, and the next required valuation will be as of December 31, 2009.

Change in accrued defined benefit plan obligation

The following table represents the change in the accrued benefit obligation as determined by independent actuaries:

	Pension benefit plans		Other benefit plans

	2007	2006	2007	2006

Accrued benefit obligations at beginning of year	$376.5	$364.9	$227.6	$216.8
Service cost for the year	5.3	6.9	5.1	5.6
Interest cost	18.2	17.8	11.4	10.9
Employee contributions	0.4	0.4	–	–
Benefit payments	(29.8)	(27.7)	(6.4)	(6.1)
Recognition of restructuring program (note 5)	12.6	—	—	–
Actuarial loss (gain) and other adjustments	(7.4)	14.2	(18.3)	0.4

Accrued benefit obligations balance at end of year	$375.8	$376.5	$219.4	$227.6

CONSOLIDATED FINANCIAL STATEMENTS

92	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

Change in fair value of defined benefit plan assets

The following table represents the change in the fair value of assets of the defined benefit plans:

	Pension benefit plans		Other benefit plans

	2007	2006	2007	2006

Fair value of defined benefit plan assets at beginning of year	$283.5	$250.8	$–	$0.2
Actual return on plan assets	(1.1)	37.7	–	–
Employee contributions	0.4	0.4	–	–
Company contributions	24.4	22.3	6.4	6.1
Other	(1.0)	—	–	–
Benefit payments	(29.8)	(27.7)	(6.4)	(6.3)

Fair value of defined benefit plan assets at end of year	$276.4	$283.5	$–	$–

The asset allocation for the Company’s defined benefit pension plans, by asset category, was as follows:

Plan assets at December 31,	2007	2006

Equity securities	60.5%	59.4%
Fixed income securities	39.5%	40.6%

Total	100.0%	100.0%

Reconciliation of the funded status of the benefit plans to the amounts in the consolidated balance sheets

The following table presents the difference between the fair value of the defined benefit pension assets and the actuarially determined accrued benefit obligations as at December 31, 2007 and 2006. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

The table also reconciles the amount of the surplus or deficit (funded status) to the accrued benefit obligation in the consolidated balance sheets. This difference between the funded status and the obligation recognized in the consolidated balance sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. Deferred recognition is a key element of the Canadian GAAP pension accounting. This approach allows for a gradual recognition of changes in accrued benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

As at December 31, 2007, there was a total funding deficit of $99.4 million (2006 – $93.0 million) in the Company’s various defined benefit pension plans. Of this amount, $38.3 million (2006 – $39.9 million) related to funded defined benefit pension plans and $61.1 million (2006 – $53.1 million) to “pay-as-you-go” unfunded defined benefit pension plans. In addition, the Company has other “pay-as-you-go” post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $219.4 million at December 31, 2007 (2006 – $227.6 million).

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

	Pension benefit plans			Other benefit plans

	2007		2006	2007	2006

Accrued benefit obligation at end of year	$375.8		$376.5	$219.4	$227.6
Fair value of plan assets at end of year	276.4		283.5	–	–

Funded status-deficit	(99.4)		(93.0)	(219.4)	(227.6)
Unrecognized past service costs	–		0.1	(1.7)	(1.9)
Unrecognized actuarial losses	68.2		59.8	45.0	66.4

Accrued benefit obligation recognized in the consolidated balance sheets	$(31.2)		$(33.1)	$(176.1)	$(163.1)
		s

Classification of accrued obligations

The accrued benefit obligation is included in the Company’s balance sheet as follows:

	Pension benefit plans		Other benefit plans

	2007	2006	2007	2006

Other assets	$16.6	$1.8	$–	$–
Accounts payable and accrued liabilities	(5.5)	(4.5)	(6.7)	(6.3)
Employee future benefits	(42.3)	(30.4)	(169.4)	(156.8)

	$(31.2)	$(33.1)	$(176.1)	$(163.1)

Components of net periodic benefit cost recognized in the year

Pension benefit plans	2007	2006	2005

Defined benefit costs
Service cost for the year	$5.3	$6.9	$5.4
Interest cost	18.2	17.8	19.4
Actual return on assets	1.1	(37.7)	(21.4)
Actuarial (gain)/loss	(9.0)	14.2	31.2
Settlement loss	0.5	–	–
Recognition of restructuring program (note 5)	12.6	–	–
Difference between actual and expected return	(20.7)	20.3	4.6
Difference between actual and recognized actuarial (gain)/loss and other	11.6	(7.7)	(28.5)
Difference between actual and recognized prior service costs	–	–	0.1
Amortization of transitional balance	–	–	0.1

	19.6	13.8	10.9

Defined contribution cost
Service cost for the year	5.3	5.5	5.1

Net periodic benefit cost for pension benefit plans	$24.9	$19.3	$16.0

CONSOLIDATED FINANCIAL STATEMENTS

94	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

Other benefit plans	2007	2006	2005

Defined benefit costs
Service cost for the year	$5.1	$5.6	$4.2
Interest cost	11.4	10.9	10.7
Actuarial (gain)/loss	(18.3)	0.4	28.9
Difference between actual and recognized actuarial (gain)/loss and other	21.5	3.0	(27.1)
Difference between actual and recognized prior service costs	(0.2)	(0.2)	(0.2)

Net periodic benefit cost for other benefit plans	$19.5	$19.7	$16.5

Significant assumptions

Actuarial assumptions used in accounting for the Company-maintained benefit plans were:

	2007	2006
Benefit obligations at December 31, Discount rate	5.25%	5.00%
Rate of compensation increase	2.50%	3.00%
Net benefit cost for year ended December 31, Discount rate	5.00%	5.00%
Rate of compensation increase	3.00%	3.00%
Expected rate of return on plan assets	7.00%	7.00%
Assumed health care cost trend rate at December 31,
Extended health benefits
Initial health care cost trend rate	8.00%	9.00%
Annual rate of decline in trend rate	0.50%	1.00%
Ultimate health care cost trend rate	4.50%	5.00%
Dental benefits
Dental care cost trend rate	4.00%	4.50%
Medical services plan benefits
Premium trend rate	2.00%	2.00%

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for 2007:

	Other benefit plans
	Increase	Decrease

Total of service and interest cost	$3.5	$(2.8)
Accrued benefit obligation at December 31,	$39.7	$(31.0)

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

18. Other long-term obligations

The components of other long-term obligations were as follows at December 31:

	2007	2006
Restructuring and change-of-control liabilities (note 5)	$8.1	$–
Forward foreign currency contracts hedging long-term debt	5.4	4.2
Environmental and remedial	9.2	10.0
Other	4.2	9.1

	$26.9	$23.3

19. Deferred credits

Continuity of deferred credits for the years ended December 31 was as follows:

	2007	2006
Beginning of year	$25.5	$24.3
Net price adjustment related to acquired tax losses	–	1.4
Adjustment related to utilization of acquired tax losses	(2.3)	1.0
Adjustment resulting from reduction in corporate income tax rates	(1.5)	(1.2)

End of year	$21.7	$25.5

In prior years, the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited, a major shareholder up to July 28, 2000, companies with available tax losses. The purchase price of these companies is subject to adjustment under certain conditions. In 2007, there were no adjustments to the purchase price (2006 – net $1.4 million reduction).

20. Share capital

(a)  Authorized

The Company is authorized to issue 100,000,000 preferred shares and an unlimited number of common shares.

(b)  Issued and outstanding

	2007		2006
	Shares	$	Shares	$
Issued and outstanding: Common shares	214,684,129	913.9	214,604,120	913.6

CONSOLIDATED FINANCIAL STATEMENTS

96	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

21.  Stock-based compensation plans

(a)   Details of stock-based compensation expense:

	2007	2006	2005

Stock option awards	$2.4	$2.0	$2.5
Restricted share units	0.8	–	–
Deferred share units	0.2	0.9	0.6

	$3.4	$2.9	$3.1

(b)  Stock option plans

The Company has an employee share option plan (the “Plan”) for its key officers, directors and employees. The Plan provides for the issuance of up to a maximum of 12.0 million common shares.

Options granted prior to July 31, 2007 have a term of ten years. These options are exercisable as to one-third on and after the first anniversary date, as to two-thirds on and after the second anniversary date and as to all on and after the third anniversary date, unless, for all options other than those granted on March 28, 2007, the market price of the common shares exceeds a specified acceleration price, in which case all of the options are exercisable at that date. Market price is determined by the weighted average price per share for all sales of the shares on the Toronto Stock Exchange (“TSX”) during the five consecutive trading days preceding the date on which a determination of Market Price is required under the Plan.

During the third quarter of 2007, the Company granted 1,804,624 stock options to its key executives that are time and performance based. These options vest on December 31, 2009 subject to certain conditions being met. 50% of the total number of stock options will vest if the executive remains employed with the Company for a three year period, subject to a minimum return on capital employed benchmark. The remaining 50% of the options will vest subject to the achievement of a relative return on capital employed compared to that of an industry peer group. These options have a term of seven years.

The Company applies the fair value-based method for recording share options granted to directors, officers and employees. Under the fair value method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Compensation expense related to these noted options has been based on management’s best estimate of the outcome of the performance conditions in accordance with CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based payments.”

The fair value of share options was estimated on the date of grant using the Black-Scholes option- pricing model with the following assumptions:

	2007	2006	2005

Risk-free interest rate	4.5%	4.0%	3.7%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	30.5%	30.6%	30.3%
Expected option life (in years)	7.0	4.0	4.0
Average fair value of options granted (in dollars)	$1.25	$1.02	$1.11

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

The risk-free interest rate was based on a zero-coupon Government of Canada bonds with a remaining term approximately equivalent to the expected life of the stock option. The Company estimated the annual dividends per share, expected stock price volatility and expected option life based upon historical experience. Forfeitures were recognized as they occurred.

Changes in the number of options outstanding during the years ended December 31, were as follows:

		2007			2006			2005

		Weighted			Weighted			Weighted
		average			average			average
		exercise			exercise			exercise
	Number of	price		Number of	price		Number of	price
	options	(in dollars	)	options	(in dollars	)	options	(in dollars	)

Beginning of year	8,171,000	$ 4.35		8,409,500	$ 5.00		5,951,333	$ 5.62
Granted	1,984,624	3.20		1,836,000	3.37		2,886,000	3.58
Exercised	(80,009)	3.31		–	–		–	–
Expired or cancelled	(6,111,591)	4.58		(2,074,500)	6.08		(427,833)	4.14

End of year	3,964,024	$ 3.43		8,171,000	$ 4.35		8,409,500	$ 5.00

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

Options outstanding						Options exercisable

				Weighted			Weighted
		Weighted		average			average
		average		range of			range of
Range of		remaining		exercise			exercise		Accelerated
exercise	Number of	option life		price		Number of	price		price
prices	options	(years	)	(in dollars	)	options	(in dollars	)	(in dollars	)

$3.06 – $3.29	2,115,524	6.8		$ 3.09		155,566	$ 3.22		$ 4.62
$3.31 – $3.62	1,212,250	7.6		3.49		600,833	3.52		5.06
$4.39 – $4.57	636,250	7.0		4.44		456,250	4.39		6.30

	3,964,024	7.1		$ 3.43		1,212,649	$ 3.81		$ 5.47

(c)   Restricted share units

During 2007, the Company established a Restricted Share Unit Plan for its directors and key executives. Under the terms of this plan, senior executives are eligible to incentive remuneration paid to them in the form of restricted share units (“RSUs”). Each RSU, once vested, entitles the holder to receive one common share of the Company. The fair value of RSUs is based on the market value of the Company’s shares on the day of the grant.

CONSOLIDATED FINANCIAL STATEMENTS

98	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

During 2007, the Company granted 485,000 RSUs to its directors and 1,201,307 RSUs to its key executives. RSUs granted to directors vest three years following the grant date. RSUs granted to key executives are time and performance based and vest on December 31, 2009 subject to certain conditions being met. 50% of the total number of RSUs will vest if the executive remains employed with the Company until December 31, 2009, subject to a minimum return on capital employed benchmark. The remaining 50% will vest subject to the achievement of a relative return of capital employed compared to that of an industry peer group. Compensation expense related to these RSUs is based on management’s best estimate of the outcome of the performance conditions in accordance with CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments.”

Changes in the number of outstanding RSUs during the year ended December 31, 2007 were as follows:

		Weighted average fair
	Number	value at grant date
	of shares	(in dollars)

Beginning of year	–	$–
Granted	1,686,307	3.20
Expired or cancelled	–	–

End of year	1,686,307	$3.20

(d)   Deferred share unit plan

The Company has established a deferred share unit (“DSU”) plan for its directors. Under the terms of this plan, directors may elect to receive their annual cash remuneration in DSUs, cash or a combination thereof. Each DSU initially has a value equivalent to the Company’s weighted average share price on the TSX, during the ten consecutive trading days prior to the issuance date of the DSU. A director’s DSU account is credited with dividend equivalents in the form of additional DSUs when dividends are paid on common shares. A director may elect the date of redemption by filing an irrevocable written election with the Company no later than December 15 of the calendar year commencing immediately after the director’s termination date. The value shall be paid by the Company as a lump sum in cash, equal to the fair value of the notional underlying common shares plus accrued dividend equivalents at that date, after deduction of applicable taxes and other source deductions required to be withheld. Liabilities related to this plan are recorded in “Accounts payable and accrued liabilities”. As at December 31, 2007, 365,188 DSUs were outstanding under this plan (2006 – 448,533 DSUs) and approximately $0.6 million was payable (2006 – $1.5 million).

22.  Financial instruments

Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt. The Company also uses interest rate swaps to manage its net exposure to interest rate changes.

Derivative financial instruments are accounted for in accordance with CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and where applicable, Section 3865, “Hedges.” Under these standards, all derivatives are recorded on the balance sheet at fair value (see note 2 (c)).

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

(a)  Revenue risk management instruments

Foreign exchange exposure to foreign currency revenue and related receivables, primarily in U.S. currency, is managed through the use of foreign exchange forward contracts and options to sell foreign currencies.

The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of AOCI until the underlying transaction is recorded in earnings. When the hedged item affects earnings, the gain or loss is reclassified from AOCI to “Sales”. Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”. At December 31, 2007, instruments having a notional principal of US$404 million are designated as hedging instruments. At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $32.9 million (December 31, 2006 — negative $3.8 million).

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options

	Purchased US$ put		Sold US$ call		Forward contracts

		Average		Average		Average
		rate		rate		rate
Term	US$millions	US$/C$	US$millions	US$/C$	US$millions	US$/C$

As at December 31, 2007
0 to 12 months	$496	0.9688	$106	0.9190	$47	1.0001
13 to 24 months	38	1.0355	–	–	–	–

	$534	0.9733	$106	0.9190	$47	1.0001

As at December 31, 2006
0 to 12 months	$485	0.9031	$205	0.8606	$109	0.8727
13 to 24 months	34	0.8982	32	0.8898	–	–

	$519	0.9028	$237	0.8644	$109	0.8727

At December 31, 2007, commodity swap agreements to fix the sales price of NBSK pulp and containerboard within the next 12 months are outstanding for 23,500 metric tonnes and 1,750 short tons, respectively. These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $1.0 million (December 31, 2006 — negative $0.3 million) at the end of the current year.

(b)    Cost risk management instruments

Natural gas contracts and options outstanding were as follows:

AECO or Sumas	Sold options			Purchased options			Fixed swap contracts

	Gigajoules		Average			Average			Average
	(“GJ”)		rate	GJ		rate	GJ		rate
Term	(millions	)	C$/GJ	(millions	)	C$/GJ	(millions	)	C$/GJ

As at December 31, 2007	0.6		$6.07	1.0		$ 7.98	–		$–

As at December 31, 2006	–		$–	0.4		$ 7.91	1.0		$8.33

CONSOLIDATED FINANCIAL STATEMENTS

100	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

Oil contracts and options outstanding were as follows:

WTI NYMEX	Sold options			Purchased options			Fixed swap contracts
	Barrels		Average			Average			Average
	(“bbls” –		rate	bbls		rate	bbls		rate
Term	000s	)	US$/bbl	(000s	)	US$/bbl	(000s	)	US$/bbl
As at December 31, 2007	–		$–	–		$–	–		$–
As at December 31, 2006	–		$–	–		$–	30		$31.55

The above instruments are not designated as hedging instruments for accounting purposes. At period-end contract rates, the net amount the Company would pay to settle these commodity contracts is $0.2 million (December 31, 2006 – $0.6 million).

(c)       Long-term debt risk management instruments

The Company is party to forward foreign currency contracts or options to acquire U.S. dollars totalling US$228 million (December 31, 2006 – US$23 million) over a seven-year period at rates averaging US$/C$0.9359. These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on long-term debt”. At period-end exchange rates, the net amount the Company would pay to settle these contracts is $5.4 million (December 31, 2006 – $4.0 million).

(d)      Interest rate swaps

The Company has entered into fixed-to-floating interest rate swaps on US$80 million, under which it will receive a fixed rate of 7.375%, and pay a floating rate of U.S. six-month LIBOR plus 2.0%. The swaps mature March 1, 2014, although US$10 million are cancellable at the counterparties’ option between March 1, 2009 and March 1, 2014 for premiums which mirror the call premiums on the 7.375% senior notes. These instruments are designated as fair value hedging instruments. The effective portion of changes in the fair value of the derivatives are netted in “Long-term debt” and the ineffective portion is recognized in “Interest expense, net”. At period-end swap rates, the net amount the Company would receive to settle these contracts is $4.1 million (December 31, 2006 – $1.2 million).

(e)      Credit risk

The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses. The Company manages its credit risk principally through credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance for a majority of its receivables, periodically purchases accounts receivable puts on certain customers, and obtains bank letters of credit for some export market customers.

The Company is exposed to credit risk with counterparties to the Company’s derivative financial instruments. The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the Company would incur a loss in replacing the defaulted transaction. The Company manages this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

(f)   Fair value of financial instruments

The carrying values of the Company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

23. Related party transactions

Related parties include Third Avenue Management LLC, which has control or direction over a significant number of the Company’s common shares. The Company has not undertaken any transactions with TAM during the year ended December 31, 2007.

Related parties also included Norske Skogindustrier ASA (“Norske Skog”), together with its subsidiaries and affiliates, up to February 16, 2006 when Norske Skog disposed of its 29.4% interest in the Company and Norske Skog North America LLC (“NSNALLC”), which was a joint venture between Norske Skog and the Company until the shareholders of NSNALLC announced the dissolution of its U.S. marketing joint venture effective October 1, 2005. After the dissolution, the Company returned to marketing its specialty papers directly to North American customers.

Transactions or balances with these related parties not otherwise disclosed in these financial statements were as follows:

	2007	2006	2005
Norske Skog
Selling, general and administrative	$–	$0.2	$0.1
Accounts receivable	–	–	2.7
Norske Skog North America LLC
Commission expenses	–	–	4.4
Net loss	–	–	0.1
Investment (US$0.5 million)	–	–	0.8

The Company previously entered into agency and distribution agreements with affiliates of Norske Skog to effect all sales of the Company’s newsprint and specialty papers in certain international markets. The agency agreement was terminated in April, 2006. Product sales to these affiliates were $13.6 million for 2006 and $118.1 million for 2005. Neither of these entities were affiliates in 2007. Transactions that took place under the distribution agreement were in accordance with normal third-party trade practices.

In prior years, the Company acquired from wholly-owned subsidiaries of Fletcher Challenge Limited, now subsidiaries of Norske Skog, companies with tax losses. The purchase price of these companies is subject to adjustment under certain conditions. At December 31, 2007, there was no outstanding balance with respect to such adjustments (2006 – $nil; 2005 – $2.7 million). During 2006, the Company collected $4.3 million in respect of the adjustments. The $4.3 million was comprised of the $2.7 million accounts receivable at December 31, 2005 and a further adjustment and interest totalling $1.6 million.

CONSOLIDATED FINANCIAL STATEMENTS

102	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

The Company undertakes certain transactions with companies affiliated with its directors. These transactions are in the normal course of business and are on the same terms as those accorded to third parties. During 2007, the Company paid aggregate fees of approximately $8.7 million (2006 – $0.4 million; 2005 – $nil) primarily for obligations under a building lease, for services related to trucking chips and sawdust, and for other consulting services to companies affiliated with directors of the Company. In addition, the Company paid $0.7 million (2006 – $3.9 million; 2005 – $1.8 million) primarily for chemicals used in the manufacturing process to a company affiliated with a former officer and director of the Company.

The Company has advanced interest-free loans to its officers. As at December 31, 2007, the balance outstanding was $0.1 million (2006 – $0.1 million). These loans were issued prior to the enactment of the United States Sarbanes-Oxley Act of 2002, which prohibits such loans effective July 30, 2002. The Company has made no loans to any of its directors or officers since that date.

24. Commitments

(a)   The Company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are as follows:

2008	$10.1
2009	9.0
2010	8.0
2011	7.5
2012	5.6
Subsequent years	32.0

$72.2

The total lease expense amounted to $12.3 million in 2007 (2006 – $13.0 million; 2005 – $13.8 million).

(b)   The Company has entered into a six-year take-or-pay contract for the purchase of recycled paper used in the production of its paper products. The agreement, effective May 1, 2006, provides for minimum purchase quantities of recycled paper and prices are based on market rates at the beginning of each month. Total purchases in 2007 amounted to $2.1 million (2006 – $0.9 million). At current market rates, the Company is expected to pay approximately $2.2 million per year for the duration of the contract.

25. Guarantees and indemnities

The Company has, over time, provided various indemnities with respect to tax, environment, and employment liabilities, as well as general representations and warranties on sales of portions of its business, acquisitions, and commodity contracts. Significant existing indemnities are as follows:

(a)   The Company sold a portion of its operations in June 2001. In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. The Company provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit. The Company also provided a general indemnity, capped at $5 million,

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

which expired in 2004. The purchaser of the operations has advised the Company that, based on the terms of the purchase and sale agreement, it believes it may be entitled to indemnification under the general indemnity in connection with certain labour matters. The Company is unable to estimate any potential liability under these indemnities as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. As such, no liability has been recorded for these potential obligations.

(b)     In connection with the acquisition of the paper recycling business in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that have been issued to the vendors. Liability under these indemnities expires in November 2008, except that the indemnity related to title to the shares does not expire. The Company does not expect any significant claims with respect to these indemnities. The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings. The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. The Company is not liable for pre-existing environmental conditions.

(c)     The Company has entered a building lease agreement whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at December 31, 2007, the value of the mortgage was $10.6 million (2006 – $11.9 million). This agreement does not increase the Company’s liability beyond the obligation under the building lease.

26. Contingent liabilities

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2007, cannot be predicted with certainty, the Company believes an adequate provision has been made, or the resolution will not have a material effect on the Company’s consolidated financial position, earnings or cash flows.

27. Accounting policy developments

The new recommendations of the CICA Handbook Section 3031, “Inventories” provides significantly more guidance on the measurement of inventory and requires enhanced disclosures. This standard is effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The transitional rules for this standard require retrospective application at the beginning of the fiscal year. While the Company is currently assessing the impact of these new recommendations on its consolidated financial statements, it does not expect the recommendations to have material impact on its earnings or cash flows.

The new recommendations of the CICA Handbook Section 1535, “Capital Disclosures” establishes guidelines for the disclosure of information related to an entity’s objectives, policies and processes for managing capital, quantitative data on what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position, earnings or cash flows.

CONSOLIDATED FINANCIAL STATEMENTS

104	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

The CICA has released two new Handbook sections related to financial instruments: Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation”. These standards enhance existing disclosures in previously issued Section 3861, “Financial Instruments – Disclosures and Presentation”. The new recommendations under Section 3862, “Financial Instruments – Disclosures” require additional disclosures, relative to those currently, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. This standard is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position, earnings or cash flows.

28. Reconciliation of Canadian and United States generally accepted accounting principles

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following are the significant differences in accounting principles as they pertain to the consolidated earnings and consolidated balance sheets:

Net earnings adjustments

The following table provides a reconciliation of the net earnings (loss) for the years ended December 31 from Canadian GAAP to U.S. GAAP:

	2007	2006	2005

Net earnings (loss) as reported under Canadian GAAP	$(31.6)	$(15.9)	$(25.6)
U.S. dollar revenue hedges (a)	–	(9.4)	(32.4)
U.S. dollar long-term debt hedges (b)	–	(0.7)	(1.5)
Fixed to floating interest swaps (c)	–	(0.8)	(3.4)
Commodity swaps (d)	–	–	(0.3)
Income tax impact of above items and effect of rate change	(4.9)	1.1	12.8

Net earnings (loss) in accordance with U.S. GAAP	(36.5)	(25.7)	(50.4)
Other comprehensive income:
Other comprehensive income in accordance with Canadian GAAP (e)	14.3	–	–
Reclass of amortization of employee future benefits included in pension cost, net of future income taxes of $5.1 million	13.9	–	–
Employee future benefits liability adjustment, net of future income taxes of $2.2 million	(5.8)	–	–
Minimum pension liability adjustment, net of future income taxes of $nil (2006 – $3.6 million; 2005 – $7.0 million) (e)	–	7.9	(14.0)
Reclassification of effective portion of U.S. dollar hedges on de-designation, net of future income taxes of $nil (2006 – $5.2 million) (a)	–	(11.3)	–

Effective portion of U.S. dollar revenue hedges, net of future income taxes of $nil (2006 – $2.8 million; 2005 – $2.4 million) (a)	–	6.1	4.5

Comprehensive income (loss) in accordance with U.S. GAAP	$(14.1)	$(23.0)	$(59.9)

Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP (in dollars)	(0.17)	(0.12)	(0.23)
Basic and diluted weighted average number of shares in accordance with U.S. GAAP (in millions)	214.7	214.6	214.6

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

The following table presents the consolidated statements of earnings under Canadian and U.S. GAAP:

Years ended December 31,	2007		2006		2005

	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Sales	$1,714.6	$1,714.6	$1,882.5	$1,873.2	$1,823.9	$1,791.5

Operating expenses
Cost of sales	1,574.6	1,574.6	1,609.3	1,609.3	1,604.3	1,604.6
Selling, general and administrative	48.3	48.3	62.2	62.2	57.7	57.7
Restructuring and change-of-control	64.7	64.7	–	–	6.7	6.7
Amortization	176.4	176.4	207.1	207.1	180.3	180.3

	1,864.0	1,864.0	1,878.6	1,878.6	1,849.0	1,849.3

Operating earnings (loss)	(149.4)	(149.4)	3.9	(5.4)	(25.1)	(57.8)
Interest expense, net	(70.7)	(70.7)	(73.8)	(74.6)	(75.7)	(76.0)
Foreign exchange gain (loss) on long-term debt	103.9	103.9	(0.3)	(1.0)	24.7	20.1
Other income (expense), net	(15.3)	(15.3)	1.8	1.8	4.5	4.5

Earnings (loss) before income taxes and non-controlling interest	(131.5)	(131.5)	(68.4)	(79.2)	(71.6)	(109.2)
Income tax recovery	(100.0)	(95.1)	(54.0)	(55.0)	(46.6)	(59.4)

Net earnings (loss) before non-controlling interest	(31.5)	(36.4)	(14.4)	(24.2)	(25.0)	(49.8)
Non-controlling interest	(0.1)	(0.1)	(1.5)	(1.5)	(0.6)	(0.6)

Net earnings (loss)	$(31.6)	$(36.5)	$(15.9)	$(25.7)	$(25.6)	$(50.4)

Other comprehensive income	14.3	22.4	–	2.7	–	(9.5)

Comprehensive income (loss)	$(17.3)	$(14.1)	$(15.9)	$(23.0)	$(25.6)	$(59.9)

Basic and diluted earnings (loss) per share (in dollars)	$(0.15)	$(0.17)	$(0.07)	$(0.12)	$(0.12)	$(0.23)
Weighted average common shares outstanding (in millions)	214.7	214.7	214.6	214.6	214.6	214.6

CONSOLIDATED FINANCIAL STATEMENTS

106	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

Balance sheet adjustments

The following table provides a reconciliation of the consolidated balance sheet components at December 31 from Canadian GAAP to U.S. GAAP:

	2007	2006

Prepaids and other – Canadian GAAP	$40.7	$15.4
U.S. dollar revenue hedges	–	(6.1)
Fixed-to-floating interest swaps	–	1.2

Prepaids and other – U.S. GAAP	$40.7	$10.5

Other assets – Canadian GAAP	$51.1	$40.8
Employee future benefits	(17.1)	(1.5)
Deferred financing costs	14.4	–

Other assets – U.S. GAAP	$48.4	$39.3

Accounts payable and accrued liabilities – Canadian GAAP	$268.2	$291.5
U.S. dollar revenue hedges	–	0.7
Employee future benefits	–	(0.1)

Accounts payable and accrued liabilities – U.S. GAAP	$268.2	$292.1

Long- term debt – Canadian GAAP	$784.6	$858.7
Fixed-to-floating interest swaps	–	0.6
Interest on long-term debt	1.6	–
Deferred financing costs (g)	14.4	–

Long- term debt – U.S. GAAP	$800.6	$859.3

Employee future benefits – Canadian GAAP	$211.7	$187.2
Employee future benefits	95.1	121.9

Employee future benefits – U.S. GAAP	$306.8	$309.1

Other long-term obligations – Canadian GAAP	$26.9	$23.3
U.S. dollar long-term debt hedges	–	(0.2)

Other long-term obligations – U.S. GAAP	$26.9	$23.1

Future income taxes – Canadian GAAP	$150.5	$243.9
Interest on long-term debt	(0.5)	–
Tax effect of employee future benefits adjustment	(37.6)	(40.6)
Tax effect of effective portion of U.S. dollar revenue hedges	–	(2.1)
Tax effect of other adjustments	7.3	2.6

Future income taxes – U.S. GAAP	$119.7	$203.8

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

(continued)	2007	2006

Shareholders’ equity – Canadian GAAP	$988.6	$1,005.8
U.S. dollar revenue hedges	–	(6.8)
U.S. dollar long-term debt hedges	–	0.2
Fixed-to-floating interest swaps	–	0.6
Interest on long-term debt	(1.6)	–
Employee future benefits	(112.2)	(123.3)
Tax effect of employee future benefits adjustment	37.6	40.6
Tax effect of effective portion of U.S. dollar revenue hedges	–	2.1
Tax effect on interest on long-term debt	0.5	–
Tax effect of other adjustments	(7.3)	(2.6)

Shareholders’ equity – U.S. GAAP	$905.6	$916.6

The following table provides a reconciliation of accumulated other comprehensive income at December 31 from Canadian GAAP to U.S. GAAP:

	2007	2006

Accumulated other comprehensive income – Canadian GAAP	$13.6	$–
U.S. dollar revenue hedges	–	(0.7)
Employee future benefits – adoption of FAS 158	(74.6)	(49.0)
Employee future benefits – minimum pension liability	–	(33.7)

Accumulated other comprehensive income (loss) – U.S. GAAP	$(61.0)	$(83.4)

CONSOLIDATED FINANCIAL STATEMENTS

108	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

The following table presents the consolidated balance sheets under Canadian and U.S. GAAP:

As at December 31,	2007		2006

	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Assets
Current assets
Cash and cash equivalents	$–	$–	$35.5	$35.5
Accounts receivable	213.1	213.1	277.9	277.9
Inventories	235.7	235.7	245.0	245.0
Prepaids and other	40.7	40.7	15.4	10.5

	489.5	489.5	573.8	568.9
Property, plant and equipment	1,912.8	1,912.8	2,023.1	2,023.1
Other assets	51.1	48.4	40.8	39.3

	$2,453.4	$2,450.7	$2,637.7	$2,631.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$268.2	$268.2	$291.5	$292.1
Current portion of long-term debt	1.2	1.2	1.8	1.8

	269.4	269.4	293.3	293.9
Long-term debt	784.6	800.6	858.7	859.3
Employee future benefits	211.7	306.8	187.2	309.1
Other long-term obligations	26.9	26.9	23.3	23.1
Future income taxes	150.5	119.7	243.9	203.8
Deferred credits	21.7	21.7	25.5	25.5

	1,464.8	1,545.1	1,631.9	1,714.7

Shareholders’ equity
Share capital	913.9	913.9	913.6	913.6
Contributed surplus	12.1	12.1	9.3	9.3
Retained earnings	49.0	40.6	82.9	77.1
Accumulated other comprehensive income (loss)	13.6	(61.0)	–	(83.4)

	988.6	905.6	1,005.8	916.6

	$2,453.4	$2,450.7	$2,637.7	$2,631.3

(a)  U.S. dollar revenue hedges

Effective January 1, 2007, the Company adopted the new Canadian accounting standards that require entities to record its derivatives at fair value. Changes in the fair value of designated contracts, during the period of designation, are recorded in other comprehensive income, net of tax, until the hedged item is recognized. Changes in the fair value of undesignated contracts are recognized in income. Prior to January 1, 2007, under Canadian GAAP, translation gains and losses on foreign currency options and forward contracts to sell foreign currencies that were designated as hedges were recognized concurrently with the hedged revenue in “Sales”. The new Canadian standards have eliminated this difference.

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

Prior to April 1, 2005, the Company did not designate its revenue contracts as hedges for U.S. GAAP purposes. Effective April 1, 2005, the Company designated certain of its existing revenue contracts as hedges in accordance with criteria under U.S. GAAP and has, prospectively, accounted for them as hedges under U.S. GAAP.

(b) U.S. dollar long-term debt hedges

Under Canadian GAAP, prior to January 1, 2004, the Company designated foreign currency contracts related to its U.S. dollar debt as hedges. The forward premium or discount on forward foreign currency contracts used to hedge the U.S. dollar long-term debt was amortized to interest expense over the term of the forward contract. Effective January 1, 2004, foreign currency contracts related to U.S. dollar debt are not designated as hedges. Under U.S. GAAP, the Company does not account for such contracts as hedges of long-term debt and recognizes the foreign currency contracts on a fair value basis at each reporting period. The adoption of new Canadian standards on January 1, 2007 eliminated this difference.

(c)  Fixed to floating interest swaps

Effective January 1, 2007, the Company adopted the new Canadian accounting standards that recognize the unrealized gains and losses on interest rate swap contracts in the financial statements. The ineffectiveness of the hedge is quantified, and the ineffective portion of the changes in fair value is recorded in interest expense. Prior to January 1, 2007, unrealized gains and losses on interest rate swap contracts designated as hedges were not recognized in the financial statements under Canadian GAAP. The adoption of new Canadian standards eliminated this difference. During 2003, the Company terminated prior to their maturity, certain interest rate swap contracts for cash proceeds of $15.9 million. Under Canadian GAAP, the net gain is deferred and is being amortized as a reduction of interest expense based on the U.S. swap curve at the time of termination. Under U.S. GAAP, there is no deferred amount as the fluctuations in the fair value and interest payments are recognized in earnings as they arise.

(d) Commodity swaps

Under Canadian GAAP, prior to January 1, 2004, the Company accounted for commodity swaps as hedges. Effective January 1, 2004, commodity swaps are not designated as hedges and are recognized at their fair value at each reporting date with changes in fair value in the year included in consolidated net income (loss). Under U.S. GAAP, the Company does not designate commodity swaps as hedges.

(e) Employee future benefits

Effective December 31, 2006, the Company adopted Financial Accounting Standards No. 158 (“FAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans”. This statement requires the recognition of the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in the balance sheet and changes in that funded status in the year in which the changes occur through comprehensive income. This new standard replaced the U.S. GAAP requirement to recognize an additional minimum pension liability in cases where the accumulated benefit obligation exceeded the market value of plan assets. The portion of this additional liability that related to unrecognized prior service cost was recognized as an intangible asset while the remainder was charged to comprehensive income (loss). There is no change in the calculation of the pension and other employee future benefits expense. Canadian GAAP has no such requirement.

CONSOLIDATED FINANCIAL STATEMENTS

110	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

(f)  Comprehensive income

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, requires that a company classify items of other comprehensive income in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The concept of comprehensive income exists under Canadian GAAP, but applies to fiscal years beginning on or after October 1, 2006 and applies to the Company in its 2007 fiscal year.

(g) Debt issue costs

Effective January 1, 2007, on adoption of the new Canadian accounting standards, the Company netted its debt issue costs against the carrying value of debt. Under U.S. GAAP, debt issue costs are reported in the balance sheet as deferred charges.

(h) Future income taxes

Income taxes for the year ended December 31, 2007 include a release of future income taxes of $22.4 million related to the reduction in future federal corporate income tax rates and a release of $14.0 million related to tax uncertainties resolved with the conclusion of an examination by the Canada Revenue Agency.

On January 1, 2007, the Company adopted FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes and uses a more-likely-than-not threshold to determine recognition in the financial statements of an uncertain tax position. The more-likely-than-not threshold means that a benefit related to an uncertain tax position is recognized only when it is more-likely-than-not that the position will be sustained based on its technical merits and where there is a greater than 50 per cent likelihood that the position would be sustained if challenged by a tax authority. The tax position is measured as the largest amount of benefit that is greater than 50 per cent likely of being realized upon settlement. The unresolved uncertain tax positions must be reassessed at each balance sheet date based on these thresholds. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for fiscal years beginning after December 31, 2006.

The Company did not record any unrecognized tax benefits as a result of applying this interpretation.

A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of 2007 is as follows:

Unrecognized tax benefits, beginning of year	$36.7
Increases – tax positions taken in prior periods	–
Decreases – tax positions taken in prior periods	(2.5)
Current period tax positions	–
Settlements	(14.0)
Lapse of statute of limitations	–
Decrease resulting from tax rate reduction	(3.3)

Unrecognized tax benefits, end of year	$16.9

The above balance, if recognized, would affect the Company’s effective tax rate. Total amount of interests and penalties related to the above amount is $nil.

CONSOLIDATED FINANCIAL STATEMENTS

2007 ANNUAL REPORT	111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts expressed in millions of dollars, except where otherwise stated

In the normal course of business, the Company and its subsidiaries are subject to audits by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions. All tax years up to and including August 31, 2001 have been audited by the Canadian federal taxing authorities. The Canadian federal taxing authorities are presently auditing the December 31, 2001 and the December 31, 2002 taxation years of the Canadian entities. The Company is not currently under audit by the U.S. Internal Revenue Service, by any U.S. state taxing authority or by any foreign taxing authority. The U.S. federal statute of limitations for pre-2003 tax years expired on September 15, 2006.

(i)   Shareholders’ equity

Accumulated other comprehensive income is recorded as a separate component of shareholders’ equity under U.S. GAAP. The concept of accumulated other comprehensive income exists under Canadian GAAP, but applies to fiscal years beginning on or after October 1, 2006 and applies to the Company in its 2007 fiscal year.

(j)   Consolidated cash flows

Under U.S. GAAP, the consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that U.S. GAAP does not allow sub-totals within cash flows provided by operations.

Cash flows associated with hedging instruments are classified in “Operations” on the consolidated statement of cash flows, consistent with the hedged transaction.

(k) Future changes in accounting policy

Fair value measurement

FASB has issued a new standard which clarifies the definition of “fair value” applicable under all United States accounting standards, with some limited exceptions. The standard establishes a single definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The objective of the standard is to increase consistency, reliability and comparability in fair value measurements, and to enhance disclosures to help users of financial statements assess the effects of the fair value measurements used in financial reporting. The framework provides a hierarchy for reliably determining fair value based on the definition in the standard. This standard is effective November 1, 2008.

Business combinations

FASB has issued new guidance on accounting for business combinations on how entities should approach financial planning and reporting around business combinations. This will require entities to be more transparent in demonstrating the values of assets and liabilities. This standard is effective for fiscal years beginning after December 15, 2008.

29. Subsequent event

On February 11, 2008, the Company announced that it has entered into a definitive agreement with a subsidiary of AbitibiBowater to acquire its Snowflake Arizona recycled newsprint mill for cash consideration of US$161 million. The purchase price excludes trade receivables of approximately US$19 million that are being retained by AbitibiBowater. The acquisition will be financed through a combination of the Company’s revolving credit facilities and a proposed $125 million rights offering.

CONSOLIDATED FINANCIAL STATEMENTS

112	2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31,

(In millions of dollars)	2007	2006	2005	2004	2003	2002	2001

Sales	$1,714.6	$1,882.5	$1,823.9	$1,878.2	$1,820.5	$1,704.0	$1,561.1
Operating expenses
Cost of sales	1,574.6	1,609.3	1,604.3	1,674.9	1,687.5	1,582.1	1,286.6
Selling, general and administrative	48.3	62.2	57.7	50.5	54.7	65.3	63.6
Restructuring and change-of-control	64.7	–	6.7	–	–	–	–
Amortization	176.4	207.1	180.3	184.1	189.9	178.5	131.2

	1,864.0	1,878.6	1,849.0	1,909.5	1,932.1	1,825.9	1,481.4

Operating earnings (loss)	(149.4)	3.9	(25.1)	(31.3)	(111.6)	(121.9)	79.7
Interest expense, net	(70.7)	(73.8)	(75.7)	(74.9)	(75.0)	(76.2)	0.9
Foreign exchange gain (loss) on long-term debt	103.9	(0.3)	24.7	53.5	58.2	12.3	(17.1)
Write-down of property, plant and equipment	–	–	–	–	(14.2)	–	–
Loss on repayment of long-term debt	–	–	–	(5.2)	–	–	–
Other income (expense), net	(15.3)	1.8	4.5	1.2	(3.9)	(13.3)	(40.2)

Earnings (loss) before income taxes and non-controlling interest	(131.5)	(68.4)	(71.6)	(56.7)	(146.5)	(199.1)	23.3
Income tax recovery	(100.0)	(54.0)	(46.6)	(28.1)	(62.0)	(75.8)	(21.2)

Net earnings (loss) before non-controlling interest	(31.5)	(14.4)	(25.0)	(28.6)	(84.5)	(123.3)	44.5
Non-controlling interest	(0.1)	(1.5)	(0.6)	–	–	–	–

Net earnings (loss)	$(31.6)	$(15.9)	$(25.6)	$(28.6)	$(84.5)	$(123.3)	$44.5

Other comprehensive income[1]	14.3	–	–	–	–	–	–

Comprehensive income (loss)[1]	$(17.3)	$(15.9)	$(25.6)	$(28.6)	$(84.5)	$(123.3)	$44.5

1

Effective January 1, 2007, the Company adopted the new CICA Section 3855, “Financial Instruments – Recognition and Measurement”, Section 1530, “Comprehensive Income”, Section 3865, “Hedges”, Section 3861, “Financial Instruments – Disclosure and Presentations” and Section 3251, “Equity”. These standards introduce new requirements for recognition, measurement and disclosure of financial instruments, when and how hedge accounting may be applied, establishes the concept of comprehensive income and rules for operating it, and establishes rules for the presentation of equity and changes in equity. Prior period financial statements are not revised for the adoption of these new standards.

SUPPLEMENTARY INFORMATION

2007 ANNUAL REPORT	113

CONSOLIDATED BALANCE SHEETS

As at December 31,

(In millions of dollars)	2007	2006	2005	2004	2003	2002	2001

Assets
Current assets
Cash and cash equivalents	$–	$35.5	$–	$26.0	$–	$–	$104.8
Marketable securities	–	–	–	–	–	–	34.4
Accounts receivable	213.1	277.9	246.7	236.8	238.2	279.1	309.2
Inventories	235.7	245.0	245.7	258.1	235.9	242.7	230.5
Prepaids and other	40.7	15.4	24.1	24.6	21.9	9.2	4.1

	489.5	573.8	516.5	545.5	496.0	531.0	683.0
Property, plant and equipment	1,912.8	2,023.1	2,139.3	2,172.9	2,290.2	2,326.6	2,416.4
Other assets	51.1	40.8	40.1	27.5	30.2	39.5	60.4

	$2,453.4	$2,637.7	$2,695.9	$2,745.9	$2,816.4	$2,897.1	$3,159.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$268.2	$291.5	$287.6	$284.8	$266.6	$303.0	$303.5
Current portion of long-term debt	1.2	1.8	0.8	0.7	0.7	0.7	10.7

	269.4	293.3	279.4	285.5	267.3	303.7	314.2
Long-term debt	784.6	858.7	866.5	828.4	850.9	891.6	1,163.9
Employee future benefits	211.7	187.2	171.6	165.2	183.5	163.7	133.6
Other long-term obligations	26.9	23.3	33.5	63.6	61.2	7.9	11.1
Future income taxes/deferred credits	172.2	269.4	325.2	360.4	384.3	405.5	500.5

	1,464.8	1,631.9	1,676.2	1,703.1	1,747.2	1,772.4	2,123.3

Shareholders’ equity
Share capital	913.9	913.6	913.6	913.6	913.6	884.6	673.1
Contributed surplus	12.1	9.3	7.3	4.8	–	–	–
Retained earnings	49.0	82.9	98.8	124.4	155.6	240.1	363.4
Accumulated other comprehensive income [1]	13.6	–	–	–	–	–	–

	988.6	1,005.8	1,019.7	1,042.8	1,069.2	1,124.7	1,036.5

	$2,453.4	$2,637.7	$2,695.9	$2,745.9	$2,816.4	$2,897.1	$3,159.8

SUPPLEMENTARY INFORMATION

114	2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,

(In millions of dollars)	2007	2006	2005	2004	2003	2002	2001

Cash provided (used) by: Operations
Net earnings (loss)	$(31.6)	$(15.9)	$(25.6)	$(28.6)	$(84.5)	$(123.3)	$44.5
Items not requiring (providing) cash
Amortization	176.4	183.7	180.3	184.1	189.9	178.5	131.2
Impairment or write-down on property, plant and equipment	—	23.4	—	—	14.2	—	—
Loss (gain) on disposal of property, plant and equipment	13.6	(1.1)	1.6	1.1	0.7	(0.3)	30.2
Future income taxes	(100.7)	(56.1)	(51.6)	(31.3)	(67.9)	(91.5)	(7.7)
Foreign exchange loss (gain) on long-term debt	(103.9)	0.3	(24.7)	(53.5)	(58.2)	(12.3)	17.1
Employee future benefits, excess of expense over funding	6.7	6.4	(0.2)	5.2	19.8	13.9	4.9
Increase (decrease) in other long-term obligations	7.5	0.9	(7.4)	(11.4)	(14.0)	(11.6)	—
Non-controlling interest	0.1	1.5	0.6	—	—	—	—
Other	(20.9)	(6.3)	(0.8)	(6.4)	(11.6)	8.5	14.8

	(52.8)	136.8	72.2	59.2	(11.6)	(38.1)	235.0
Changes in non-cash working capital	50.1	(9.6)	(11.5)	(24.4)	22.4	25.8	31.2

Cash flows provided (used) by operations	(2.7)	127.2	60.7	34.8	10.8	(12.3)	266.2

SUPPLEMENTARY INFORMATION

2007 ANNUAL REPORT	115

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31,

(In millions of dollars)	2007	2006	2005	2004	2003	2002	2001

Investing
Acquisition of paper recycling business	–	–	–	–	(32.1)	–	–
Acquisition of Pacifica Papers Inc.	–	–	–	–	–	–	(74.1)
Additions to property, plant and equipment	(85.8)	(93.2)	(95.2)	(68.0)	(81.4)	(82.2)	(92.7)
Proceeds from sale of marketable securities	–	–	–	–	–	39.2	–
Proceeds from sale of property, plant and equipment	6.5	3.5	3.5	0.5	0.4	1.5	0.7
Proceeds from sale of Mackenzie pulp operation	–	–	–	–	–	–	103.8
Proceeds from termination of interest rate swaps	–	–	–	–	15.9	3.4	–
Purchase price adjustment	–	4.3	–	26.6	–	–	–
Decrease (increase) in other assets	(4.4)	(0.4)	(1.3)	(0.9)	1.1	(4.4)	1.6

Cash flows used by investing activities	(83.7)	(85.8)	(93.0)	(41.8)	(96.1)	(42.5)	(60.7)

Financing
Special distribution	–	–	–	–	–	–	(1,490.3)
Dividends paid	–	–	–	–	–	–	(37.2)
Increase (decrease) in revolving loan and loan payable	47.0	(5.5)	6.4	(12.5)	(105.7)	119.1	–
Issue of long-term debt	–	–	–	333.1	212.7	–	768.7
Repayment of long-term debt	–	–	–	(266.1)	–	(386.7)	(240.9)
Premium and expenses on repayment of long-term debt	–	–	–	(15.0)	–	–	–
Increase (decrease) in other long-term debt	3.6	(0.4)	(0.2)	(0.3)	(0.3)	6.1	–
Issue of common shares, net of share issue costs	0.3	–	–	–	(0.1)	208.1	–
Increase (decrease) in other long-term obligations	–	–	–	–	(15.7)	3.4	–
Deferred financing costs	–	–	0.1	(6.2)	(5.6)	–	(30.7)

Cash flows provided (used) by financing activities	50.9	(5.9)	6.3	33.0	85.3	(50.0)	(1,030.4)

Cash and cash equivalents, increase (decrease) in the year	(35.5)	35.5	(26.0)	26.0	–	(104.8)	(824.9)
Cash and cash equivalents, beginning of year	35.5	–	26.0	–	–	104.8	929.7

Cash and cash equivalents, end of year	$–	$35.5	$–	$26.0	$–	$–	$104.8

SUPPLEMENTARY INFORMATION

116	2007 ANNUAL REPORT

OTHER FINANCIAL AND OPERATIONAL INFORMATION

Years ended December 31,

(In millions of dollars, except
where otherwise stated)	2007	2006	2005	2004	2003	2002	2001

Selected financial information
EBITDA [1,10]	$27.0	$211.0	$155.2	$152.8	$78.3	$56.6	$210.9
EBITDA margin [2]	1.6%	11.2%	8.5%	8.1%	4.3%	3.3%	13.5%
Weighted average common shares outstanding (in millions)	214.7	214.6	214.6	214.6	206.6	193.4	141.1
Basic and diluted earnings (loss) per share (in dollars)	$(0.15)	$(0.07)	$(0.12)	$(0.13)	$(0.41)	$(0.64)	$0.32
Working capital [3]	$221.3	$282.3	$237.9	$260.7	$229.4	$228.0	$379.5
Current assets to current liabilities [3]	1.83	1.97	1.85	1.92	1.86	1.75	2.25
Total debt to total capitalization [4,5]	44%	46%	46%	44%	44%	44%	53%
Net debt to net capitalization [6,7]	44%	45%	46%	43%	44%	44%	51%
Common shares outstanding at end of year (in millions)	214.7	214.6	214.6	214.6	214.6	205.9	174.8
Book value per share (in dollars)	$4.60	$4.69	$4.75	$4.86	$4.98	$5.46	$5.93
Average spot rate (US$/CDN$) [8]	0.930	0.882	0.825	0.768	0.714	0.637	0.646

Share prices
High	$4.31	$3.60	$4.26	$4.95	$6.06	$7.70	$11.89
Low	1.19	2.40	2.40	3.30	2.93	4.65	5.30
Close	1.57	3.55	3.07	3.77	4.17	5.45	6.80

SUPPLEMENTARY INFORMATION

2007 ANNUAL REPORT	117

OTHER FINANCIAL AND OPERATIONAL INFORMATION (continued)

Years ended December 31,

(In millions of dollars, except
where otherwise stated)	2007	2006	2005	2004	2003	2002	2001

Benchmark prices [9]
SC-A paper, 35 lb. (US$ per ton)	$753	$788	$769	$713	$675	$669	$807
LWC paper, No. 5, 40 lb. (US$ per ton)	786	836	847	726	688	678	803
Telephone directory paper, 22.1 lb. (US$ per ton)	740	721	675	650	654	695	730
Newsprint 48.8 gsm, average West Coast delivery (US$ per tonne)	579	649	600	544	493	456	578
NBSK pulp, Northern Europe delivery (US$ per tonne)	800	681	611	618	525	458	531
White-top linerboard, 42 lb., Eastern U.S. delivery (US$ per ton)	697	673	608	591	547	570	594

Sales (000 tonnes)
Specialty paper	1,055	990	943	994	967	848	472
Newsprint	496	699	707	755	769	750	604
Pulp	603	626	603	528	539	493	669

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP measures” section in Management’s Discussion and Analysis.
2	EBITDA margin is defined as EBITDA as a percentage of sales.
3	Working capital and current assets to current liabilities, for these purposes, exclude current portion of long-term debt.
4	Total debt comprises long-term debt, including current portion.
5	Total capitalization comprises total debt and shareholders’ equity.
6	Net debt comprises total debt less cash on hand.
7	Net capitalization comprises net debt and shareholders’ equity.
8	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
9	Benchmark selling prices are sourced from RISI.
10	For EBITDA before specific items, refer to the “Non-GAAP measures” section in Management’s Discussion and Analysis.

SUPPLEMENTARY INFORMATION

118	2007 ANNUAL REPORT

CORPORATE INFORMATION

Corporate office	Investor information

Catalyst Paper Corporation	Annual meeting
2nd Floor, 3600 Lysander Lane	The annual meeting of shareholders will
Richmond, BC	be held on Tuesday, April 29, 2008 at 2 p.m.
V7B 1C3	at the Quilchena Golf and Country Club
Tel: 604-247-4400	in Richmond, British Columbia.
www.catalystpaper.com
Operations	Transfer agent and registrar
CIBC Mellon Trust Company
at its principal offices in
Crofton Division	Vancouver and Toronto.
PO Box 70
Crofton, BC	Auditors
V0R 1R0	KPMG LLP
Tel: 250-246-6100	Vancouver, BC

Elk Falls Division	Share information
PO Box 2000	Common Shares
Campbell River, BC	(symbol: CTL)
V9W 5C9	The Toronto Stock Exchange
Tel: 250-287-5200
Investor relations contacts
Port Alberni Division	David Smales
4000 Stamp Avenue	Vice-President, Finance and
Port Alberni, BC	Chief Financial Officer
V9Y 5J7	Tel: 604-247-4013
Tel: 250-723-2161
Lyn Brown
Powell River Division	Vice-President, Corporate Relations
5775 Ash Avenue	and Social Responsibility
Powell River, BC	Tel: 604-247-4713
V8A 4R3
Tel: 604-483-3722	Annual and quarterly reports
For copies of annual and
Paper Recycling Division	quarterly reports contact:
1050 United Boulevard	Tel: 604-247-4011
Coquitlam, BC	Fax: 604-247-0546
V3K 6V4
Tel: 604-525-5734

Surrey Distribution Centre
10555 Timberland Road
Surrey, BC
V3V 3T3
Tel: 604-953-0373

CORPORATE INFORMATION

2007 ANNUAL REPORT	119

Sales and marketing contacts

Catalyst Paper Corporation	Catalyst Paper (USA) Inc.
2nd Floor	2101 4th Avenue, Suite 1950
3600 Lysander Lane	Seattle, WA 98121
Richmond, BC	USA
V7B 1C3	Tel: 206-838-2070

Jim Bayles	Tom Crowley
Newsprint, International Sales	Senior Vice-President,
and Containerboard	Sales and Marketing
Tel: 604-247-4766	Tel: 206-838-2014
Fax: 604-247-0526	Fax: 206-838-2071

Peter Hart	Matthew Stapleton
Pulp Sales	Specialty Papers
Tel: 604-247-4787	Tel: 206-838-2005
Fax: 604-247-0526	Fax: 206-838-2071

Paul Gordon
Directory Papers
Tel: 817-488-9258
Fax: 817-488-9258

CORPORATE INFORMATION

120	2007 ANNUAL REPORT

Board of directors	Officers

Michel Desbiens, Chair	Michel Desbiens
Beaconsfield, Quebec	Chair of the Board
Corporate Director
Richard Garneau
Richard Garneau	President and Chief Executive Officer
Vancouver, BC
President and Chief Executive Officer,	Steve Boniferro
Catalyst Paper Corporation	Senior Vice-President, Human Resources

Thomas S. Chambers	Lyn Brown
Vancouver, BC	Vice-President, Corporate Relations and
President, Senior Partner Services Ltd.	Social Responsibility

Gary Collins	W.R. (Ron) Buchhorn
Vancouver, BC	Senior Vice-President, Operations
Corporate Director
Tom Crowley
Benjamin C. Duster IV	Senior Vice-President, Sales and Marketing
Atlanta, Georgia
Senior Advisor, Watermark Advisors	Robert H. Lindstrom
Vice-President, Supply Chain
Neal P. Goldman	and Information Technology
New York, New York
Corporate Director	Valerie Seager
Vice-President and General Counsel
Denis Jean
Lac Megantic, Quebec	David Smales
Corporate Director	Vice-President, Finance and
Chief Financial Officer
Jeffrey Marshall
Toronto, Ontario	Peter M. Staiger
Chairman, Smith Marshall	Corporate Controller and Treasurer

Amit Wadhwaney
New York, New York
Portfolio Manager and Senior Research Analyst,
Third Avenue Management, LLC

CORPORATE INFORMATION

Pictured on cover (left to right):

Duane Gale, Crofton Division; Lawrence Lau, Richmond; Daniel Nicolopoulos, Surrey Distribution Centre; Jack Vanier, Crofton Division; Sarah Barkowski, Powell River Division.

Production notes

Cover printed on 205 gsm Chromiumliner containing 100% certified wood fibre and produced at Catalyst’s Elk Falls mill in accordance with PricewaterhouseCoopers’ independent chain of custody certification standard. Chromiumliner is a bleached linerboard used by customers who require pure whiteness for graphics on commercial packaging.

Inside pages printed on Electracote Gloss 43 lb, containing 100% certified wood fibre and produced at Catalyst’s Port Alberni mill in accordance with PricewaterhouseCoopers’ independent chain of custody certification standard. Electracote is a lightweight coated product ideal for applications such as magazines, catalogue supplements and direct-mail advertising.

All of the paper on which this report is produced is Catalyst Cooled – paper manufactured with no net increase of carbon emissions to the atmosphere. Catalyst uses an energy mix that is 87% renewable.

Printed by Metropolitan Fine Printers Inc., Vancouver, British Columbia, using UV inks that comply with CONEG regulations for heavy metals, contain no alcohol, solvents, ammonia or formaldehyde; are completely recyclable and release virtually no volatile organic compounds into the environment.

designed and produced by smith+ associates
Please recycle.

Paper Facts
per report (204 g)
Inputs
Raw Fibre (g)	194
% certified sources	100
Filler (g)	31
Water (L)	17.3
Work (person secs)	1.9
Energy (Cal)	1,199
% renewable	83
Emissions
Greenhouse gas (g)	44.6	*
Air Particulate (mg)	18.1
Effluent BOD (mg)	95.2
Solid waste (cm3)	14.7
* Catalyst Cooled – offset to zero